Exhibit 99.5

BUDGET 2019

Fiscal Plan

A plan for jobs

and the economy

2019–23

Alberta Treasury Board and Finance

Communications

9th floor, Edmonton Federal Building

9820 – 107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: 780 427-5364

Toll-free within Alberta: 310-0000 then 780 427-5364

TBF.Communications@gov.ab.ca

For electronic copies of Budget 2019: Fiscal Plan visit our website at:

alberta.ca/budget-documents.aspx

ISBN    978-1-4601-4596-8

ISSN    2369-0127

Copyright © 2019 President of Treasury Board and Minister of Finance and its licensors. All rights reserved.

BUDGET 2019

GOVERNMENT OF ALBERTA  |  2019–23

2019–23

Fiscal Plan

PRESENTED BY

TRAVIS TOEWS

PRESIDENT OF TREASURY BOARD

     AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

October 24, 2019

Accountability Statement

The government’s Fiscal Plan for the four years commencing April 1, 2019 was prepared under my direction in accordance with the Fiscal Planning and Transparency Act and the government’s accounting policies. All of the government’s policy decisions as of October 16, 2019 with material economic or fiscal implications have been considered in preparing the four year Fiscal Plan.

Original signed by

Travis Toews

President of Treasury Board and Minister of Finance

October 16, 2019

2	Fiscal Plan 2019 – 23

Fiscal Plan 2019 – 23

Overview	5

Economic Outlook	23

Revenue	61

Expense	79

Capital Plan	123

Tax Plan	139

Debt	163

Fiscal Plan Tables	177

Response to the Auditor General	195

Note: Amounts presented in tables may not add to totals due to rounding.

Fiscal Plan 2019 – 23	3

BLANK PAGE

4

BUDGET 2019

GOVERNMENT OF ALBERTA  |  2019–23

Fiscal Plan

Overview

5

Overview	7

A Plan for Jobs and the Economy	7

Getting Alberta Back to Work	8

Making Life Better for Albertans	10

Standing Up for Alberta	14

Investing in Infrastructure	17

Keeping Our Commitments to Albertans	18

Energy and Economic Assumptions	19

Risk Management	20

Deficit and Debt	20

Budget 2019 Fiscal Summary	22

Note: Amounts presented in tables may not add to totals due to rounding.

6	Overview | Fiscal Plan 2019 – 23

Overview

A Plan for Jobs and the Economy

Budget 2019 reflects this government’s commitment to responsible fiscal management. It honours the promise of a credible balanced budget plan over four years. The fiscal choices are in keeping with government’s mandate: focus on jobs and deliver public services and infrastructure that support private sector investment and a vibrant society.

In nine of the past 10 years, provincial governments in Alberta have run deficits. This includes years when oil prices averaged over US$90 a barrel (bbl) and the economy expanded by five per cent a year.

Alberta’s escalating deficits created a serious financial situation and a debt burden that has reached $62.7 billion for taxpayers and future generations of taxpayers1. Debt servicing costs at the end of last year approached $2 billion. Alberta spent more on interest than on 17 out of 21 government ministries, including Justice and Solicitor General, Children’s Services, and Seniors and Housing.

This budget takes a measured approach to address overspending while focussing on three key priorities:

•	Getting Albertans back to work

•	Making life better for Albertans

•	Standing up for Alberta

[1]	Total Debt as of March 2019 was $80.8 billion including debt in self-supporting provincial corporations of $18.1 billion.

Budget 2019 – Key Fiscal Metrics
(billions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Revenue	49.6	50.0	50.1	53.6	57.5
Expense
Operating expense	48.4	48.2	47.3	47.2	47.1
Other expense	7.9	8.3	7.9	8.3	8.7
Surplus / (Deficit) before provisions and allowances	(6.7)	(6.5)	(5.1)	(1.9)	1.8
Crude-by-rail provision	-	1.5	-	-	-
Contingency and unallocated disaster assistance	-	0.7	0.8	0.8	0.8
Revenue forecast allowance	-	-	-	-	0.5
Surplus / (Deficit)	(6.7)	(8.7)	(5.9)	(2.6)	0.6

Other Key Metrics:
Capital / Other Non-financial assets	53.9	54.6	55.9	56.6	56.7
Heritage Fund Year-end Balances	16.0	16.2	16.5	16.9	17.2
Taxpayer Supported Debt	62.7	71.8	80.9	87.0	93.3
Total Debt[1]	80.8	90.2	99.9	106.9	114.2
Net Financial Debt	27.5	36.6	43.7	46.9	46.4
Net Financial Debt to Nominal GDP Ratio	7.9%	10.2%	11.8%	12.0%	11.2%
Taxpayer Supported Debt to Nominal GDP Ratio	18.0%	19.9%	21.9%	22.2%	22.5%

Note: Numbers may not add due to rounding. See table on page 22 for amounts in millions. See fiscal tables for more detail.

[1]	Total debt includes debt issued to finance self-supporting provincial corporations.

Overview | Fiscal Plan 2019 – 23	7

By 2022 Alberta’s corporate tax

rate will be 30 per cent lower than

the next lowest province, and

Alberta will have a lower combined

federal-provincial corporate tax rate

than 44 U.S. states.

Getting Alberta Back to Work

The private sector is the engine of growth and job creation. Government will move its focus to policies that create the right conditions for sustainable long-term economic growth.

Supporting Investment in Alberta

Budget 2019 builds on the government’s early achievements to support job creation. It continues to lay the foundation for viable and sustainable economic growth. By 2022, Alberta is going to be one of the most tax competitive places in North America for investment.

Actions reflected in this fiscal plan include:

•	Eliminating the carbon tax to give that money back to Albertans.

•	Reducing the corporate income tax rate from 12 per cent to eight per cent over four years so businesses can grow and create more jobs.

•	Implementing an enhanced capital cost allowance that provides up to $900 million in tax deferrals over four years for companies that make new investments in Alberta, further supporting job creation.

•	Returning to a low-rate, broad-based tax approach that supports the whole economy and encourages economic diversification.

•	Removing red tape to streamline government processes that impede job creation.

Savings for an average Alberta household (family with two children) from repealing the carbon tax are around $665 per year.1

Corporate tax cuts benefit Albertans and their families. Workers ultimately bear the cost of high corporate income taxes, with corporate tax increases passed on through lower wages and higher cost products. Research published by the University of Calgary’s School of Public Policy has shown that for every $1 increase in corporate income tax revenue due to a rate increase, aggregate wages in Alberta decline by at least 95 cents. The Job Creation Tax Cut will result in more jobs and higher wages and salaries for Albertans, allowing them to better take care of their families.

Investing in Skills and Training

The MacKinnon Panel noted that a highly skilled workforce is critical to attracting industry and investment. It suggested retooling the province’s approach to funding institutions that develop Alberta’s skilled workforce. It also suggests challenging all post-secondary institutions to engage with industry to graduate the skilled workers industry and business need.

[1]	This includes direct and indirect savings.

Source:	Alberta Treasury Board and Finance calculations using Statistics Canada’s Social Policy Simulation Database and Model.

8	Overview | Fiscal Plan 2019 – 23

To achieve these goals, government actions include:

•	Spending $10.7 billion in the post-secondary sector over four years through grants, which include reductions to align to the MacKinnon Panel recommendations.

•	Reviewing system funding to make it more responsive to skills shortages and future labour market changes. The focus will be on accountability, service delivery for students and job creation for graduates.

•	Lifting the five year tuition freeze to realign the balance between taxpayers and students’ own investment in their future.

•	Providing additional support to strengthen students’ linkages to jobs through:

–	Supporting Women Building Futures with $10 million.

–	Expanding apprenticeship training.

–	Increasing support for Skills Canada ($2 million) and CAREERS the Next Generation ($11.4 million).

Actions to attract and keep skilled workers in the province are also planned in this budget. They include:

•	Developing the Alberta Advantage Immigration Strategy with $2.5 million to support foreign qualification recognition, getting newcomers into jobs at their skill level faster.

•	Continuing support for the film industry and moving from grant-based support to a tax credit program. Total support in four years is expected to be $180 million for commitments under the grant program and the new tax credit.

•	Providing $75 million, starting in 2020-21, to grow and sustain foreign investment in Alberta.

•	Building on our technology, data and telecommunications strength, including our leadership in artificial intelligence. Over the next four years, Alberta will spend over $34 million to bring Alberta technologies to the market in areas such as artificial intelligence and autonomous systems. In addition, Alberta Innovates will spend $6.5 million to help businesses innovate using data-enabled technologies.

•	Implementing an ambitious strategy to grow tourism in Alberta.

Economic Development, Trade and Tourism, through Alberta Innovates, will restore investor confidence in Alberta with more than $200 million to support research, innovation and commercialization to develop and advance talent, grow sectors, leverage funding from partners and the private sector.

Supporting a highly skilled labour force and a competitive business environment will make lasting contributions to economic growth.

TELUS signaled their confidence

in the Alberta economy with a

$16 billion investment to expand

its broadband infrastructure. This

results in 5,000 jobs for Albertans.

We will invest $75 million, starting

in 2020-21, to grow and sustain

foreign investment in Alberta.

Overview | Fiscal Plan 2019 – 23	9

Changes in policies and forecast

assumptions have lowered revenue

projections since February 2019.

Making Life Better for Albertans

Budget 2019 is a balanced plan for our government to live within its means. Balancing the budget makes Alberta competitive, allows us to defend Alberta’s interests, and secures a promising future for this province. This plan protects the vulnerable by maintaining strong public services, but introduces overdue reforms and transformation to deliver value for money.

Living Within Our Means

To eliminate the deficit effectively, government must pay attention to the volatility of Alberta’s revenue streams. Government has to be vigilant and spend only what it can afford. Otherwise, debt servicing costs (interest on what we have borrowed) will continue to limit our ability to fund public services like hospitals, continuing care centres and schools.

Revenue

Over the next four fiscal years, revenues are expected to be lower by approximately $21.5 billion than in February 2019 at the last provincial revenue update by the previous government (see the Revenue Section page 64 for details). This reality made spending reductions necessary. Total revenue is, in fact, forecast to remain relatively flat at $50 billion in 2019-20 and $50.1 billion in 2020-21, before increasing to $57.5 billion by 2022-23.

Revenue Forecasts

(billions of dollars)

    Source:    Treasury Board and Finance

      1     2018-19 Third Quarter Fiscal Update and Economic Statement, includes Path to Balance

10	Overview | Fiscal Plan 2019 – 23

A modest but realistic oil price outlook along with market access issues (e.g. pipelines) impede revenue growth over the next two years. Healthy growth in income tax revenue is expected in 2020-21, but this is more than offset by a decrease in bitumen royalties as the light-heavy differential widens.

The price of oil is expected to increase modestly over the medium term from US$57 bbl in 2019-20 to US$63 bbl in 2022-23. Royalties and tax revenue will also benefit from higher energy prices, rising oil production and improving economic conditions over the medium term.

Alberta households pay less in taxes than any other province, and benefit from generous personal tax credits and personal amounts. Alberta will temporarily pause indexation of non-refundable tax credits and tax bracket thresholds to the Alberta Consumer Price Index, but resume once the economic and fiscal situation can support it. Despite this pause, Albertans will continue to pay the lowest overall taxes in Canada.

Policy changes, including the Job Creation Tax Cut, the carbon tax repeal, Technology Innovation and Emissions Reduction (TIER), tuition increases and modest adjustments to fees are accommodated in the revenue outlook. The forecast also has more reasonable assumptions regarding investment returns compared to the Third Quarter Update of 2018-19.

Budget 2019 Revenue
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Income and Other Taxes	23,578	21,933	23,036	24,473	25,930

Resource revenue – Bitumen royalties	3,214	4,682	3,492	4,470	6,131

Resource revenue – Other	2,215	1,845	1,894	2,268	2,460

Transfers from Government of Canada	8,013	9,200	8,883	9,426	9,746

Investment Income	2,349	2,585	2,697	2,893	3,009

Net Income from Government Business Enterprises	2,585	2,417	2,558	2,495	2,580

Premiums, Fees and Licences	3,911	3,872	4,047	4,131	4,241

Other	3,759	3,482	3,472	3,473	3,446

Total Revenue	49,624	50,016	50,079	53,629	57,543

Expense

As the MacKinnon Panel clearly outlines, Alberta spends much more per person than other provinces. The panel noted that despite this excessive spending, outcomes are not better. For example, our health outcomes are no better and are sometimes worse than in other provinces. Spending on post-secondary education is not yielding better results.

“Alberta’s spending per capita is the highest in Canada and has consistently been higher than the average of the 10 provinces over the past 25 years” (MacKinnon Panel). This is not a problem that started overnight, and it will take some time to address. The costs of delivering government services can and will be more in line with those in other provinces, while government delivers the better outcomes people deserve with better value for taxpayer dollars.

Operating costs will be reduced by

2.8 per cent over four years.

Overview | Fiscal Plan 2019 – 23	11

Alberta spends almost $2,500 more

per person on public services

than other big provinces

(B.C. Ontario and Quebec).

If we matched average per capita

spending, we would spend over

$10 billion less each year.

The consolidated operating expenditures of government will be reduced by 2.8 per cent over the next four years. Total expenses, which include capital grants, debt servicing, inventory consumption as well as a disaster contingency will remain relatively stable, with an increase of 0.3 per cent over the same period. The upwards pressure is principally related to growth in debt servicing costs, as a result of the debt accumulated over previous years.

Spending Compared to Others

Sources:

Amounts for 2008-09 to 2017-18 are based on Statistics Canada data. Amounts for Alberta from 2018-19 onward are based on the amounts presented in the budget adjusted for Statistics Canada methodology. Expenditures for BC, ON, QB from 2018-19 onward were adjusted based on the percentage increase provided in each province’s budget.

Budget 2019 Expense
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating expense	48,434	48,199	47,335	47,179	47,095

Disaster assistance	507	636	-	-	-

Capital grants	1,952	2,086	1,957	1,999	2,024

Amortization / disposal loss / inventory consumption	3,651	3,691	3,775	3,848	3,875

Debt servicing costs	1,971	2,265	2,520	2,780	3,013

Pension provisions	(190)	(337)	(375)	(324)	(248)
Expense before Crude by Rail and Contingency	56,329	56,540	55,212	55,482	55,759

Crude-by-rail provision	6	1,500	-	-	-

Contingency and disaster and emergency assistance	-	680	750	750	750
Total Expense	56,335	58,720	55,962	56,232	56,509

12	Overview | Fiscal Plan 2019 – 23

To bring the costs of public goods and services closer to national averages over the next four years:

•	Many programs will be reformed and savings will be found to ensure more cost effective means of delivering services. This includes delivery through public-private partnerships, where the same or better quality of service can be provided at lower cost.

•	Red tape reduction across government, combined with streamlined processes and consolidating administrative services, are expected to save at least $140 million.

•	The size of Alberta’s public sector will be reduced by about 7.7 per cent over four years. Targeted reductions, mainly though attrition, coupled with restraint in the broader public sector, are expected to save an estimated $552 million in compensation costs by 2022-23. Further savings may be necessary to accommodate awards through arbitration in 2019-20.

•	There will be a reduction of management-to-staff ratios within four years.

•	MLAs have led by example by taking a recent five per cent salary reduction in addition to a five per cent reduction in 2014. The Premier has taken a recent 10 per cent reduction.

•	Government is implementing a program review to drive efficiency and ensure services are in the public interest and provide value for money.

Taken together, these changes will drive a culture of reform, innovation and transformation across government.

Better and Smarter Public Services

Budget 2019 maintains or increases funding to core social services for the most vulnerable. This demonstrates the government’s commitment to ensuring public services are focussed on those with the greatest need. Key funding includes:

•	$20.6 billion per year to provide health services, including increases of $100 million for a mental health and addiction strategy, $40 million for an opioid response, and $20 million for palliative care.

•	$8.2 billion per year for education maintains current funding levels as promised, and introduces a new assurance and funding framework that supports parents’ choice and system demands.

•	$3.9 billion per year for community and social services, which represents a 7.6 per cent increase over 2018-19 to address commitments made on human trafficking and sexual exploitation, caseload pressure and a comprehensive review of programming to ensure value for money.

•	$1.6 billion per year for children’s services, with spending increasing by 15 per cent by 2022-23, compared to 2018-19. The increase includes the new Alberta Child and Family Benefit that will provide more money to low income families, and addresses caseload pressure.

•	$638 million for seniors and housing services to maintain overall seniors’ benefits.

Since 2015, despite the

recession, the size of the overall

Alberta public sector has grown

over five per cent.

Funding for Albertans in need

is maintained.

Overview | Fiscal Plan 2019 – 23	13

AISH recipients currently receive

$1,685 a month in basic benefits

which is $430 per month more than

the next highest province.

The ministries that administer social and health programs account for over 70 per cent of the province’s consolidated operating expense. Government listened to Albertans about the need to deliver better services at better value. By keeping funding stable, government intends to reform spending to address economic, social and fiscal challenges. These reforms will deliver better value for Albertans while continuing to support the most vulnerable.

Current, generous levels for Assured Income for the Severely Handicapped (AISH), the Alberta Seniors Benefit, Income Support and Special Needs Assistance programs will be maintained. Indexation will be paused but benefits will not be rolled back or cut.

Standing Up for Alberta

Alberta’s Contribution to Canada

Alberta contributes more, per person, to the national economy than any other province.

With only 12 per cent of the Canadian population, Alberta attracts a quarter of all capital investment in Canada and is responsible for more than a fifth of all Canadian goods exported internationally.

Simply put, the well-being of Alberta’s economy is vital to the Canadian standard of living.

With higher incomes, Albertans contribute disproportionately to federal coffers. Alberta’s fiscal contribution to Canada – the difference between federal taxes raised in Alberta and federal spending in the province – has totalled over $211 billion over the last decade.

Government will continue to use all levers at its disposal to drive economic growth in Alberta. These actions, including improving market access for Canadian energy, will contribute to national prosperity and deserve the support of Canada’s national and other provincial governments.

Reviving the Energy Sector

The energy sector is a key contributor to the Canadian economy. Canada sold almost $125 billion worth of energy exports in 2018, far exceeding all other export categories such as motor vehicles or consumer goods. Canadian economic growth fluctuates with the energy sector. That means Canada’s prosperity is closely tied to the strength of the Alberta economy.

Improving market access for oil and for natural gas is a key focus of this government and is critical to the sustainability of Alberta’s, and Canada’s, economy. This includes fighting misinformation, through the newly created Canadian Energy Centre, and supporting leaner and faster regulatory operations. We will also grow collaborative efforts in key markets.

14	Overview | Fiscal Plan 2019 – 23

The Job Creation Tax Cut and the adoption of enhanced Capital Cost Allowances restores Alberta’s tax competitiveness, making it one of the most attractive places for energy investment in North America.

Budget 2019 also honours the current agreements under the Petrochemicals Diversification Program. This program provides royalty credits to companies in exchange for building facilities that turn propane, ethane and methane into products such as plastics, fabric and fertilizers or prepare feedstocks for such products. Government will extend the royalty credit model to incent future projects.

Alberta is more than a responsible energy producer, we are also an innovation hub and solution provider. Alberta provided significant support and innovative technologies to the global energy sector. Continuing this support and showcasing innovation will promote the growth of Alberta’s knowledge-based industries. It will generate world-class capabilities, attract long-term investment and ensure the competitiveness of established sectors such as resource extraction and processing. And it will demonstrate incontrovertibly that Alberta is a responsible global citizen in energy production.

Partners in Alberta’s innovation system support the energy sector:

•	Alberta Innovates funds and showcases early-stage technology development and commercialization in partnership with industry.

•	Emissions Reduction Alberta supports later stage innovation and technologies that reduce greenhouse gases, and diversify the economy.

•	Economic Development, Trade and Tourism supports technology and innovation by supporting research and development, demonstration, business development, commercialization and export, and by attracting investment.

The government welcomes private sector, market-driven investments in technologies that add value to the province’s oil and gas resources, and our government will continue to improve our approach to investment attraction to ensure we are well-known globally as a safe investment destination.

Overview | Fiscal Plan 2019 – 23	15

 Crude-by-Rail

We are ending this costly, interventionist and unnecessary approach to market access.

The fiscal plan reflects a provision of $1.5 billion in 2019-20 to extricate taxpayers from the crude-by-rail program hastily put in place in the final 30 days of the last government’s mandate.

The program would have seen taxpayers purchase and ship 120,000 barrels of oil per day out of Alberta, in the hopes of positive returns, low trading risk and increased royalties. It was designed to rationalize and justify the previous government’s excessive spending habits. The program would have cost taxpayers a minimum of $1.8 billion (commercial revenues of $8.8 billion less expenses of $10.6 billion – $3.7 billion in rail contracts and $6.8 billion for the cost of purchasing the crude).

The federal government paid nearly the same amount ($4.5 billion) for the existing Trans Mountain pipeline as the previous government planned to commit in rail contracts. The comparison is striking: the Trans Mountain pipeline has the capacity to ship 300,000 barrels per day (bpd) of crude from Alberta for at least the next 20 years, while the crude-by-rail program promised to ship only 120,000 bpd over just four years.

The business case carried a number of risks and assumptions never adequately disclosed to Albertans.

First, it was assumed that the private sector would not have invested in sufficient crude-by-rail capacity in the absence of government involvement. Yet, without the program, private crude-by-rail export volumes in Western Canada soared to 313,000 bpd in July, the fourth highest on record. Industry analysts indicate that Western Canada has the ability to transport 500-600,000 bpd by rail.

Second, it was assumed the program would narrow the light-heavy differential enough to generate additional resource revenues for the province, more-than-offsetting any commercial losses. But if the private sector was investing in rail, the government would have received these revenues over time without spending or risking tax dollars.

Third, the previous government did not contemplate a scenario where the differential would remain narrower than expected, making the rail contracts highly unprofitable. Between July, the planned start date of the program, and October the differential has averaged US$12 per bbl, much lower than the committed cost of US$21 per bbl. The program in the first three months would have lost an estimated $70 million.

Finally, the previous government did not disclose the significant risk of buying and selling crude specifically for this program, something they had little experience with. This was a very risky insurance policy.

This government is working with partners on effective market access without making Albertans shoulder the significant risks of buying and transporting oil, risks the previous government did not present transparently.

16	Overview | Fiscal Plan 2019 – 23

Investing in Infrastructure

Budget 2019 provides the public infrastructure that families and communities need. The capital plan makes a commitment of $24.2 billion over four years. It honours previous public commitments to build and maintain key infrastructure projects while taking into account observations from the MacKinnon report.

The 2019-2023 plan includes:

•	$6.9 billion for direct municipal support with an intent to adjust provincial spending to recognize the current fiscal environment and allow for some gainsharing as provincial revenues improve.

•	$2.9 billion for roads and bridges.

•	$2.9 billion for health facilities.

•	$1.8 billion for schools.

•	$3.6 billion for capital maintenance and renewal of public infrastructure.

•	$476 million for family social supports and housing.

•	$463 million for post-secondary infrastructure.

The plan includes federal funding for capital programs. It also includes $2.5 billion in self-financed capital by Alberta Health Services, school boards and post-secondary institutions for ancillary and other projects.

Capital spending in Alberta averaged $7 billion per year over the past decade. It is expected to average over $6 billion in this plan, to recognize two elements in the MacKinnon report – infrastructure in Alberta is generally newer than other provinces, and that municipal infrastructure grants are high.

Historical Municipal Grants in Alberta

($ millions)

Note:  Basic Municipal Transportation Grant (BMTG), Municipal Sustainability Initiative (MSI)

Source:  Treasury Board and Finance

Overview | Fiscal Plan 2019 – 23	17

Government is working to formalize and improve transparency regarding capital planning and project reporting. This will honour Auditor General recommendations as well as platform commitments to support stable infrastructure funding.

Keeping Our Commitments to Albertans

Budget 2019 demonstrates government’s commitment to job creation and investing in public service delivery and infrastructure in a financially sustainable way. Many of the government’s platform commitments are also included.

Along with the key commitments already identified, this budget supports:

•	Fighting for Alberta by promoting our clean energy, dispelling agriculture myths and providing litigation support for pro-development Indigenous communities.

•	Implementing the TIER program to support new climate technologies.

•	Combatting mountain pine beetle with an additional $20 million over four years.

•	Introducing the Aboriginal Indigenous Opportunities Corporation to help Indigenous communities become partners in prosperity through resource development.

•	Supporting Alberta’s land trust program with an additional $20 million over four years.

•	Establishing a civil society fund of $20 million to help community groups expand and thrive.

•	Increasing funding for Alberta Law Enforcement Response Teams by up to $50 million over four years.

•	Hiring 50 new prosecutors and supporting programs to reduce rural crime.

•	Increasing access to Drug Treatment Courts.

•	Creating the Heroes Fund, Veterans Scholarship of Honour and supporting first responders with $13 million.

18	Overview | Fiscal Plan 2019 – 23

Energy and Economic Assumptions

The Budget 2019 outlook is prudent, with forecasts for energy prices, the main revenue driver, below the average of private sector forecasts. Real GDP growth is forecast to slow to 0.6 per cent in 2019 reflecting market access challenges. With business investment and exports picking up and the labour market gradually strengthening, real GDP growth is forecast to rebound over the medium term, averaging three per cent between 2021 and 2023. Despite the improvement, the budget forecast is consistent with a prolonged recovery. Real GDP is not expected to return to 2014 levels until 2020 and the economy is not assumed to reach full employment until 2023.

Business investment will drive Alberta’s growth. Reductions in the corporate income tax rate will make Alberta among the most attractive investment destinations in North America by 2022. This, along with improved market access, will set the stage for improved investment.

Solid fundamentals, including a relatively young and fast-growing population, will also support Alberta’s growth.

Although growth prospects are solid, external risks are high for Alberta’s trade-and energy-driven economy. Geopolitical risks, including increased trade protectionism and heightened policy uncertainty, affect global trade, investment and commodity prices.

Government is monitoring these key activities. This budget presents a balanced approach calibrated to a reasonable revenue forecast but, should the risks noted materially affect revenues, the fiscal plan will have to be revisited in light of the commitment to balance the budget by 2022-23.

The previous government’s Path

to Balance assumed higher oil

prices resulting in approximately

$800 million in extra royalties

in 2022-23.

Energy and Economic Assumptions
	2017-18 Actual	2018-19 Actual	2019-20 Estimate	2020-21 Target	2021-22 Target	2022-23 Target

WTI Oil (US$/bbl)	53.69	62.77	57.00	58.00	62.00	63.00

Light-Heavy Differential (US$/bbl)	14.40	23.31	14.20	18.40	21.00	17.10

WCS@Hardisty (Cdn$/bbl)	50.38	51.65	56.60	52.10	54.00	59.70

Natural Gas (Cdn$/GJ)	1.82	1.34	1.30	1.60	1.90	2.00

Conventional Crude Oil Production (000s barrels/day)	456	489	490	501	509	511

Raw Bitumen Production (000s barrels/day)	2,804	3,008	3,108	3,266	3,424	3,534

Exchange Rate (US¢/Cdn$)	78.0	76.3	75.0	76.0	77.0	78.0

Interest Rate (10-year Canada bonds, %)	1.91	2.19	1.50	1.90	2.10	2.20

	2017a	2018e	2019f	2020f	2021f	2022f	2023f

Real GDP (% change)	4.4	2.2	0.6	2.7	2.9	3.0	3.0

Employment (% change)	1.0	1.9	0.9	1.6	2.0	2.2	2.1

Unemployment Rate (%)	7.8	6.6	6.7	6.5	6.0	5.5	5.2

Primary Household Income (% change)	3.0	4.5	3.2	4.3	5.0	5.3	5.6

Net Corporate Operating Surplus (% change)	247.5	16.4	8.3	(5.1)	17.1	14.0	15.4

Alberta Consumer Price Index (% change)	1.6	2.4	1.7	1.8	1.9	2.0	2.0

Population (% change)	1.1	1.5	1.6	1.6	1.7	1.9	2.0

Overview | Fiscal Plan 2019 – 23	19

“Cuts around the edges won’t

get Alberta back to a sustainable

balanced budget. The government

needs to make a difficult but

necessary fiscal course correction

immediately to return the

province to fiscal health over

the medium to long term.”

MacKinnon Panel

Risk Management

The approach to spending takes into account the latest information on the economy and fiscal outlook for the forecast period. Alberta’s revenues are volatile, so prudence is important to support the plan to return to balanced budgets.

Risks will be monitored and mitigated where possible and the government is committed to transparency. Risks include delays to market access, trade pressures, service demands due to population growth, and labour costs. Weather and natural disasters can also significantly affect government’s spending.

In Budget 2019, built-in levels of prudence include:

•	Introducing a voted contingency as recommended by the MacKinnon Panel. This includes funding for emergencies and disasters at a substantially higher rate than in past budgets, and more in line with average provincial spending for wildfires, floods and agricultural disasters.

•	Using a realistic revenue forecast. Given Alberta’s volatility, economic scenarios have been developed in Budget 2019 to illustrate the risk associated with alternative outcomes.

•	Introducing formal, ongoing spending reviews to ensure programs are delivered effectively and with due regard for value for taxpayers.

•	Adding a revenue forecast allowance of $450 million in the last year. This is in keeping with the MacKinnon Panel recommendation to build a buffer into revenue once the budget is balanced.

Deficit and Debt

Budget 2019 addresses the full four years of this government’s mandate. This demonstrates our commitment to the mandate chosen by Albertans and to public discourse on the transformational changes needed to improve Alberta’s fiscal situation and service delivery.

Some say we should increases taxes. But the evidence clearly shows that Alberta spends far more than other provinces. By getting government spending in line with that of other provinces, Budget 2019 demonstrates to Albertans and credit agencies that this government is serious about the long-term financial health of Alberta.

Cash Management Improvements

The most important step in slowing, and ultimately reversing, the growth of Alberta’s debt and interest cost is to balance the budget. In Budget 2019, government is also improving how it manages its cash resources. This includes:

•	Judiciously using accumulated cash reserves as highlighted by past Auditor General recommendations, particularly for school boards ($392 million in accumulated reserves from operations and $226 million in capital reserves).

20	Overview | Fiscal Plan 2019 – 23

•	Eliminating five regulated funds to reduce administration and debt servicing. Savings are an estimated $13 million in debt servicing costs. The funds’ intents will be honoured and spending will continue as planned.

•	Consolidating investment funds managed in the public sector to lower costs and achieve significant and necessary economies of scale that will protect the funds and government and protect returns to pensioners.

Debt and Debt Servicing

Under the previous government’s plan, taxpayer supported debt was forecast to rise to $97.1 billion by the end of 2022-23, and debt servicing costs were projected to almost double to $3.4 billion. Under the new fiscal plan, while debt and debt servicing costs will continue to rise until budget deficits are eliminated over the next four years, they will rise at a much slower pace. Taxpayer supported debt is now forecast to be $93.3 billion at the end of 2022-23 and debt servicing costs are projected to be $3.0 billion during that year.

Taxpayer Supported Debt

($ billions)

Source:  Treasury Board and Finance

Once the deficit is eliminated, we will continue to be prudent and implement measures to pay down debt, as recommended by the MacKinnon Panel. We will not saddle our grandchildren with unnecessary costs because we did not address the fiscal challenges before us.

Overview | Fiscal Plan 2019 – 23	21

Budget 2019 Fiscal Summary

Budget 2019 Fiscal Summary
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Revenue

Income and Other Taxes	23,578	21,933	23,036	24,473	25,930

Resource revenue – Bitumen royalties	3,214	4,682	3,492	4,470	6,131

Resource revenue – other	2,215	1,845	1,894	2,268	2,460

Transfers from Government of Canada	8,013	9,200	8,883	9,426	9,746

Investment Income	2,349	2,585	2,697	2,893	3,009

Net Income from Government Business Enterprises	2,585	2,417	2,558	2,495	2,580

Premiums, Fees and Licences	3,911	3,872	4,047	4,131	4,241

Other	3,759	3,482	3,472	3,473	3,446

Total	49,624	50,016	50,079	53,629	57,543

Expense

Operating expense	48,434	48,199	47,335	47,179	47,095

% change from 2018-19		(0.5)%	(2.3)%	(2.6)%	(2.8)%

Disaster assistance	507	636	-	-	-

Capital grants	1,952	2,086	1,957	1,999	2,024

Amortization / disposal loss / inventory consumption	3,651	3,691	3,775	3,848	3,875

Debt servicing costs	1,971	2,265	2,520	2,780	3,013

Pension provisions	(190)	(337)	(375)	(324)	(248)
Total	56,329	56,540	55,212	55,482	55,759

Surplus / (deficit) before provisions and allowances	(6,705)	(6,524)	(5,133)	(1,853)	1,784

Crude-by-rail provision	6	1,500	-	-	-

Contingency / unallocated disaster assistance	-	680	750	750	750

Revenue forecast allowance	-	-	-	-	450

Surplus / (deficit)	(6,711)	(8,704)	(5,883)	(2,603)	584

22	Overview | Fiscal Plan 2019 – 23

BUDGET 2019

GOVERNMENT OF ALBERTA | 2019–23

Fiscal Plan

Economic Outlook

23

Key Energy and Economic Assumptions	26

Economic Outlook 2019–23	27

Chart 1: Alberta economy moves into expansion	27

Global Economy	28

Chart 2: U.S.-China trade slowing	28

Chart 3: Labour markets remain strong	29

Chart 4: Commodities reflecting manufacturing weakness	30

Chart 5: Muted outlook for oil prices	31

Chart 6: Yield curves inverting	32

Chart 7: Slowdown in energy sector weighs on Canadian economy	33

Alberta Economy	34

Chart 8: Provincial activity rebounds	34

Chart 9: Investment to fuel growth in domestic demand	35

Chart 10: Delayed recovery in per capita and nominal GDP	36

Chart 11: Oil a major driver of export growth	37

Chart 12: Differential to remain wide until full market access achieved	38

The Energy Sector’s Contribution to the Canadian Economy	39

Chart 13: Oil and gas investment to pick up	40

Chart 14: Solid growth in food manufacturing sales	41

Chart 15: Non-energy sector a key driver of investment	42

Chart 16: Natural increase and immigration drive population growth	44

Chart 17: Unemployment rate to ease gradually	45

Chart 18: Participation rate to come down with an aging population	46

Chart 19: Housing starts to rise gradually	47

Chart 20: Weakness in 2019 concentrated in goods spending	48

Risks to the Economic Outlook	49

Table 1: Scenario Impacts	51

24	Economic Outlook | Fiscal Plan 2019 – 23

Table of Contents, continued

Annex	53

Oil Price Benchmark	54

How Oil Price Forecasters Fared in Budget 2018	54

Natural Gas Price Benchmark	55

How Natural Gas Price Forecasters Did in Budget 2018	55

Light-Heavy Oil Price Differential Benchmark	56

Canadian Long-Term Interest Rate Benchmark	56

United States / Canada Exchange Rate Benchmark	57

Alberta Real Gross Domestic Product Benchmark	57

Alberta Nominal Gross Domestic Product Benchmark	58

Alberta Primary Household Income Benchmark	58

Alberta Net Corporate Operating Surplus Benchmark	58

Alberta Employment Benchmark	59

Alberta Unemployment Rate Benchmark	59

Alberta Housing Starts Benchmark	60

Economic Outlook | Fiscal Plan 2019 – 23	25

Key Energy and Economic Assumptions

Fiscal Year Assumptions	2017-18 Actuals	2018-19 Actuals	2019-20	2020-21	2021-22	2022-23

Crude Oil Prices[a]

WTI (US$/bbl)	53.69	62.77	57.00	58.00	62.00	63.00

Light-Heavy Differential (US$/bbl)	14.40	23.31	14.20	18.40	21.00	17.10

WCS @ Hardisty (Cdn$/bbl)	50.38	51.65	56.60	52.10	54.00	59.70

Natural Gas Price[a]

Alberta Reference Price (Cdn$/GJ)	1.82	1.34	1.30	1.60	1.90	2.00

Production

Conventional Crude Oil (000s barrels/day)	456	489	490	501	509	511

Raw Bitumen (000s barrels/day)	2,804	3,008	3,108	3,266	3,424	3,534

Natural Gas (billions of cubic feet)	4,211	4,158	4,108	4,114	4,116	4,065

Interest Rates

3-month Canada Treasury Bills (%)	0.85	1.50	1.60	1.50	1.70	1.70

10-year Canada Bonds (%)	1.91	2.19	1.50	1.90	2.10	2.20

Exchange Rate (US¢/Cdn$)[a]	78.0	76.3	75.0	76.0	77.0	78.0

Calendar Year Assumptions	2017 Actuals	2018 Estimates		2019		2020	2021	2022	2023

Gross Domestic Product

Nominal (billions of dollars)	331.9	348.4		360.5		369.6	391.3	414.1	440.3

% change	10.0	5.0		3.5		2.5	5.9	5.8	6.3

Real (billions of 2012 dollars)	336.8	344.2		346.3		355.7	366.1	377.2	388.5

% change	4.4	2.2		0.6		2.7	2.9	3.0	3.0

Other Indicators

Employment (thousands)	2,287	2,331	[b]	2,352		2,390	2,438	2,492	2,546

% change	1.0	1.9	[b]	0.9		1.6	2.0	2.2	2.1

Unemployment Rate (%)	7.8	6.6	[b]	6.7		6.5	6.0	5.5	5.2

Average Weekly Earnings (% change)	1.0	1.7	[b]	1.8		2.8	3.2	3.5	3.8

Primary Household Income (% change)	3.0	4.5		3.2		4.3	5.0	5.3	5.6

Net Corporate Operating Surplus (% change)	247.5	16.4		8.3		-5.1	17.1	14.0	15.4

Housing Starts (thousands of units)	29.5	26.1	[b]	24.5		27.3	29.7	32.8	35.0

Alberta Consumer Price Index (% change)	1.6	2.4	[b]	1.7		1.8	1.9	2.0	2.0

Retail Sales (% change)	7.1	2.0	[b]	0.9		3.9	4.3	5.0	5.9

Population (thousands)	4,244	4,307	[c]	4,378	[c]	4,449	4,526	4,614	4,707

% change	1.1	1.5	[c]	1.6	[c]	1.6	1.7	1.9	2.0

Net Migration (thousands)	16.8	32.5	[c]	40.9	[c]	42.6	47.4	59.5	65.0

[a]	Forecasts have been rounded
[b]	Actual
[c]	Alberta Treasury Board and Finance estimate. Figures do not reflect the actuals released by Statistics Canada on September 30, 2019.

26	Economic Outlook | Fiscal Plan 2019 – 23

Economic Outlook 2019–23

The Alberta economy continues to recover from the 2015-16 recession, the worst on record. However, momentum faded in late 2018 amid chronic pipeline delays and a slowing global economy. Real GDP growth is forecast to slow to 0.6 per cent in 2019 following an estimated 2.2 per cent increase in 2018. With business investment picking up, real GDP is expected to rebound. It is forecast to grow 2.7 per cent in 2020 and 3.0 per cent over the medium term (Chart 1). Growth will also be supported by solid exports and a gradual improvement in the labour market.

As the economy moves from recovery into expansion, private domestic demand will underpin Alberta’s growth. Reductions in the corporate income tax rate will put Alberta among the most attractive investment destinations in North America by 2022. This, along with improved market access, will set the stage for increasing investment and employment. A relatively young and fast-growing population will also support Alberta’s growth.

Despite an improved medium-term outlook, Budget 2019 does not assume a quick rebound. Real GDP will not return to pre-recession levels until 2020, and the unemployment rate will not reach its 20-year average of around 5 per cent until 2023. While business investment is expected to improve, it will still be around 70 per cent of pre-recession levels by the end of the forecast period. In addition, external risks remain high. Geopolitical risks, including increased trade protectionism and policy uncertainty, are weighing on global growth prospects and oil prices. Regulatory and political challenges continue to hamper progress in building pipelines for Alberta’s energy products. This poses risks for Alberta’s economy, and also for Canada’s.

Chart 1: Alberta economy moves into expansion

Alberta Real GDP by Expenditure

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance, e-estimate, f-forecast

Alberta’s economic expansion

will be led by a resurgence in

investment and supported by solid

fundamentals.

Economic Outlook | Fiscal Plan 2019 – 23	27

U.S.-China trade flows have fallen

amid the ongoing trade rift.

Global Economy

Economic activity has slowed across many of the world’s economies in 2019. This has dampened global growth expectations. The International Monetary Fund (IMF) recently downgraded its forecast for 2019 global real GDP growth to 3.0 per cent, 0.7 percentage points lower than forecast this time last year. However, current uncertainty on the trade and policy fronts is expected to dissipate, and the global economy is anticipated to avoid recession and see growth pick up over the medium term. The IMF forecasts global real GDP growth to climb to 3.4 per cent in 2020 and hover around 3.6 per cent over the forecast horizon.

Short-term uncertainty holding back growth

U.S., China elevate trade rhetoric to action

U.S. and China trade relations began to deteriorate markedly in mid-2018 as the U.S. advanced a protectionist trade policy. This led to slowing trade between the two countries (Chart 2). As of the end of August, the U.S. had imposed tariffs on US$550 billion worth of Chinese products; China responded with tariffs on US$185 billion worth of U.S. products. The trade row is weighing on investment globally as corporations have become wary of slowing demand and the sustainability of investing in global supply chains.

Uncertainty on the global trade and investment fronts has hit manufacturing output particularly hard. The second quarter of 2019 saw China manufacturing grow at the slowest pace since early 2002. U.S. manufacturing shipments fell in the first two quarters of 2019, while German real manufacturing shipments declined 3 per cent between January and August.

Chart 2: U.S.-China trade slowing

U.S. Trade with China (Seasonally Adjusted)

Sources:	U.S. Census Bureau, U.S. Bureau of Labor Statistics, Haver Analytics and Alberta Treasury Board and Finance

28	Economic Outlook | Fiscal Plan 2019 – 23

The U.S.-China trade rift and associated global impacts has led many analysts to downgrade 2019 and 2020 global trade growth projections. The latest World Trade Organization (WTO) outlook has global merchandise trade volumes growing a paltry 1.2 per cent in 2019, the slowest pace in a decade. Near-term resolution of outstanding issues, though, should help accelerate trade growth to 2.7 per cent in 2020. Over the medium term, this rate of growth is anticipated to climb gradually.

Brexit unknowns contributing to EU weakness

In Europe, uncertainty over the U.S.-China trade dispute is being compounded by a lack of clarity over Brexit, the exit of the United Kingdom (UK) from the European Union (EU). Consumption and investment indicators broadly held up through the first half of 2019 in much of Europe, but growth is slowing. Brexit uncertainty is expected to weigh on these variables and exacerbate the weakness in manufacturing and trade associated with U.S.-China relations. As with global trade, policy clarity on Brexit is expected to emerge in 2020, leading to an acceleration in Euro Area growth from 1.2 per cent in 2019 to 1.4 per cent in 2020, that will carry into the medium term.

Households providing support

Labour markets and consumer spending are a bright spot across many economies. These areas of strength are expected to provide a bridge of support to global economic activity until trade and foreign policy uncertainty dissipate.

Unemployment rates in many major economies, including those facing the most risks, are at multi-year, if not decade, lows (Chart 3). All this is occurring alongside steady labour force growth. As a consequence, household economic

Chart 3: Labour markets remain strong

Unemployment Rates in Select Advanced Economies

Sources:	Statistics Canada, U.S. Bureau of Labor Statistics, Statistical Office of the European Communities, Japan Ministry of Health, Labour and Welfare and Haver Analytics
*	Based on 3-month moving average.

U.S., Canada and UK

unemployment rates are at the

lowest levels in 40-50 years, while

Germany’s is at lowest since at least

the fall of the Berlin Wall. Japan’s

rate is at a generational low.

Economic Outlook | Fiscal Plan 2019 – 23	29

Slowing trade is reflected

in commodity prices; base

metal prices are declining with

manufacturing woes, while gold, a

safe haven asset, has strengthened.

activity has been robust, especially in the U.S. With growth accelerating in each of the last four months, retail sales south of the border were up 3.3 per cent year-to-date, while housing starts reached a 12-year high in August.

Consumer strength will also support growth in emerging markets. The IMF continues to see developing Asia experiencing robust growth near 6 per cent through their forecast horizon, even as growth in China slows due to the shift from an export-driven to a consumption-driven economy.

Medium-term outlook remains promising

With continued consumer strength and reduced policy uncertainty in 2020, medium-term growth expectations remain unchanged and positive, even with weaker near-term projections. Broadly speaking, most advanced economies are expected to see growth accelerate in 2020, except the U.S Tax rate reductions contributed to strong labour and consumption performance in the first half of 2019 that positioned the U.S. to record robust growth of nearly 2.5 per cent for the year. As the impact of fiscal policy dissipates, growth in the U.S. is expected to slow slightly in 2020 and over the forecast horizon. The Philadelphia Federal Reserve’s Survey of Professional Forecasters sees U.S. GDP growth for 2020 at 1.9 per cent and close to 2 per cent through 2022.

Commodity prices reflect current weakness

The slowdown in manufacturing and higher investment uncertainty has led to a general softening in commodity prices. While there has been some rebound in lead and nickel prices of late, safe haven gold has appreciated on geopolitical uncertainty. Base metal prices have been trending markedly lower since the beginning of 2019 (Chart 4), and oil prices have followed suit since early spring.

Chart 4: Commodities reflecting manufacturing weakness

Indices of Select Commodity Prices

Sources:	Wall Street Journal, London Metal Exchange and Haver Analytics

30	Economic Outlook | Fiscal Plan 2019 – 23

Modest improvement in oil prices following short-term volatility

Benchmark West Texas Intermediate (WTI) prices have been volatile this year, with the focus in oil markets shifting from oversupply to demand weakness. Organization of Petroleum Exporting Countries (OPEC), primarily Saudi Arabia, has adhered strongly to production cuts, but ongoing concerns about the global economy have weakened WTI prices. Global oil demand growth has slowed, but is expected to stabilize next year as trade tensions and fears about an economic slowdown dissipate. On the supply side, even if OPEC stays the course into 2020, with or without U.S. sanctions on Iran, continued growth in non-OPEC supply will keep a lid on prices.

WTI prices are expected to remain between US$50/bbl and US$60/bbl in the short term. WTI for 2019-20 is forecast to average US$57/bbl, increasing marginally to average US$58/bbl in 2020-21 (Chart 5). Over the medium term, demand is anticipated to improve, but ample supply will keep prices constrained to the low to mid US$60/bbl range.

Chart 5: Muted outlook for oil prices

West Texas Intermediate

Source:	Alberta Treasury Board and Finance; f-forecast

Oil demand is expected to pick up,

but ample supply will keep prices

contained over the medium term.

Economic Outlook | Fiscal Plan 2019 – 23	31

Slowing global growth and

weaker market sentiment are

putting downward pressure on

long-term bond yields.

Monetary policy easing

Near-term economic weakness is putting downward pressure on long-term bond yields and pushing central banks to adopt more accommodative monetary policy. Some jurisdictions are seeing yield curves invert and others are facing negative interest rates (Chart 6). That position is expected to remain in the short term. The U.S. Federal Reserve already reduced its target overnight interest rate range twice this year, while Brazil, India, Russia, Mexico, New Zealand, Australia and several smaller countries have also reduced their key central bank rates.

The Bank of Canada (BoC) has been an outlier among central banks so far this year in holding its key overnight rate steady. However, given the current slowdown and risks in the global economy, the BoC is expected to cut its key policy rate in the near term. As the economy gains some momentum over the medium term, interest rates are expected to rise gradually but remain accommodative. The 10-year rate is forecast to reach 2.2 per cent by 2022-23.

The relative strength in Canadian bond yields, a resilient Canadian economy, and energy market improvements are expected to lift the Loonie throughout the forecast horizon. The exchange rate is expected to average 0.75US¢/Cdn$ in 2019-20 and 0.76US¢/Cdn$ in 2020-21, climbing to 0.78US¢/Cdn$ by 2022-23.

Chart 6: Yield curves inverting

Spread Between Select 10-Year and 3-Month Bond Yields

Sources:	Bank of Canada, U.S. Treasury Department, European Central Bank, Haver Analytics and Alberta Treasury Board and Finance

32	Economic Outlook | Fiscal Plan 2019 – 23

Canadian economy resilient

Canada is contending with similar headwinds as the rest of the world, but challenges unique to the country are fading. Trade issues and weakness in Alberta’s energy sector and Canada’s housing sector weighed on growth in the first quarter of 2019. However, a pick-up in residential investment and exports, helped by crude oil shipments, contributed to a significant uptick in the second quarter. Canada’s labour market remains strong, with employment growth above 2 per cent year-to-date and the unemployment rate at 5.5 per cent. Overall, Canadian real GDP is expected to grow 1.4 per cent in 2019.

Growth is expected to advance in 2020 to 1.8 per cent. This is partly due to an improvement in Alberta’s economy and rebound in oil production (see box on page 39 for more on the energy sector and Alberta’s role in the Canadian economy). Less trade uncertainty, continued strong immigration, and investment will drive growth. In addition, increased consumer spending and housing market stabilization under a more accommodative monetary policy are also anticipated to help the national economy. Over the medium term, growth is forecast to remain just under 2 per cent.

Chart 7: Slowdown in energy sector weighs on Canadian economy

Contribution to Year-Over-Year Change in Real GDP by Industry

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance
*	Oil and gas extraction, support services for mining, oil and gas and engineering construction.

Global trade woes and energy

sector slowdown holding back

Canadian economic growth.

Economic Outlook | Fiscal Plan 2019 – 23	33

Provincial economic activity

bounced back in the second

quarter of 2019.

Alberta Economy

Market access delays and mounting uncertainty in the global economy are prolonging the recovery in Alberta’s economy. Real GDP is now forecast to grow 0.6 per cent in 2019, much slower than in the previous two years. Growth is set to resume at a solid pace beyond 2019, as lower corporate income tax rates and easing market access constraints lead to a broad-based improvement in investment. This will support a stronger labour market and population growth.

Pipeline constraints hinder short-term growth

The Alberta economy is slowly regaining its footing after activity slowed sharply in late 2018 and early 2019. This was due to crude transportation bottlenecks and unprecedented discounts for Alberta crude, which led to government-mandated oil production limits. The Alberta Activity Index, a measure of provincial economic activity, rose 2.7 per cent in the second quarter after hitting a trough in the first quarter of 2019 (Chart 8). Manufacturing and services are propping up growth this year. However, activity is expected to increase only modestly due to the delay in Enbridge’s Line 3 pipeline, increased uncertainty about the global economy and weak energy investment. The Alberta economy is forecast to grow at a tepid pace of 0.6 per cent after rising an estimated 2.2 per cent in 2018. With slower growth, the economy is not expected to move into expansion until 2020, when real GDP surpasses pre-2015-16 recession levels. This marks the longest recovery from a downturn on record in Alberta.

Chart 8: Provincial activity rebounds

Alberta Activity Index (AAX)

Source:	Alberta Treasury Board and Finance

34	Economic Outlook | Fiscal Plan 2019 – 23

Domestic demand to lead expansion

After slowing in 2019, the Alberta economy is set to expand at a solid pace. Stronger private domestic demand and solid exports will underpin growth (Chart 9). In 2020, real GDP is forecast to grow by 2.7 per cent as oil production rebounds amid rising production limits. Business investment, which has been a drag on the economy since 2015, will start contributing to growth. It is expected to rise 4 per cent on the back of a modest turnaround in oil and gas investment and strong investment in other industries. Sentiment is also expected to improve as investment picks up, boosting employment and consumer spending. These will help offset the pullback in government spending.

Chart 9: Investment to fuel growth in domestic demand

Contribution to Change in Alberta Real GDP by Expenditure

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast
*	Includes total household, business, and government spending

Over the medium term, a lower corporate tax burden and easing transportation constraints will set the stage for gains in both energy and non-energy investment. With corporate profits in the province increasing by around $26 billion between 2020 and 2023, non-residential business investment is expected to rise by almost $12 billion over the same period. Even with the strong recovery, both corporate profits and investment will remain below 2014 levels by the end of the forecast period.

Along with the resurgence in investment, rising oil production and manufacturing capacity expansions will support exports. A pick-up in population growth and a stronger labour market will also boost consumer spending and residential investment. Real GDP growth is forecast to accelerate, averaging 3.0 per cent from 2021 to 2023, before moving closer to Alberta’s potential growth rate of around 2.4 per cent over the longer term.

Growth will become increasingly

driven by domestic demand as

the economy moves from

recovery to expansion.

Economic Outlook | Fiscal Plan 2019 – 23	35

Some economic indicators

will lag behind the recovery

in economic output.

A prolonged recovery

Despite the full recovery in economic output next year, the lingering effects of the downturn will continue to be felt in parts of the economy. The economy is not expected to reach full employment until the end of the forecast period, when the unemployment rate is forecast to average 5.2 per cent. Real GDP per capita, a measure of standard of living, is not anticipated to fully recover over the forecast horizon. Nominal GDP, a broad measure of income, will also see a more prolonged recovery, in line with the muted outlook for oil prices (Chart 10).

Chart 10: Delayed recovery in per capita and nominal GDP

Real GDP, Real GDP Per Capita and Nominal GDP, Indexed to 2014 Peak

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Exports a linchpin of growth

Exports continue to be a key driver of Alberta’s economic growth. A weak Canadian dollar and solid U.S. economy are supporting manufacturing exports this year, which are forecast to increase 4.5 per cent in real terms. Crude oil production continues to expand at a moderate pace. Government-mandated oil production limits have risen by 250,000 barrels per day (bpd) since January, while crude-by-rail shipments have rebounded. Real oil exports and total exports are estimated to grow just over 3 per cent. In 2020, pipeline debottlenecking and rising rail shipments will boost crude oil production by around 178,000 bpd. This should lift overall growth in real exports to 3.8 per cent (Chart 11).

Over the medium term, growth in oil production is projected to moderate. Around 197,000 bpd are expected to be added between 2021 and 2023, largely driven by a number of in-situ expansions coming on line. This will bring Alberta’s crude oil production to nearly 4.1 million bpd by the end of the forecast period and maintain Canada’s position as one of the world’s largest oil producers.

36	Economic Outlook | Fiscal Plan 2019 – 23

Chart 11: Oil a major driver of export growth

Contribution to Change in Alberta Real Exports

Sources:	Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

Manufacturing capacity expansions and continued demand for agri-food, machinery and equipment, and forestry products will also boost overall exports over the medium term. This, along with rising crude oil production, will lift average growth in real overall exports to nearly 3 per cent between 2021 and 2023.

Market access challenges a drag on Alberta prices

While ongoing production limits are weighing on real GDP this year, they are keeping the price discount between WTI and Alberta’s heavy oil benchmark WCS in a narrow range. The light-heavy differential is forecast to average US$14.20/bbl in 2019-20, boosting corporate profits for energy producers. The differential is then expected to increase by about US$4/bbl to US$18.40/bbl in 2020-21. This reflects the higher cost of transporting crude by rail. At the same time, new sulphur regulations for marine fuels by the International Maritime Organization (IMO) are set to take effect in January 2020. The regulations are expected to reduce demand for heavy oil and put additional pressure on prices (Chart 12). Enbridge’s Line 3 is expected to add pipeline capacity starting in early 2021, but the differential will continue to reflect higher-cost rail until the fourth quarter of 2022. This is when the Trans Mountain Expansion (TMX) pipeline is expected to come online, followed by Keystone XL in early 2023. The differential is forecast to average US$17.10/bbl in 2022-2023.

Alberta natural gas producers are also facing significant market access issues. Regional infrastructure bottlenecks and maintenance outages on the Nova Gas Transmission Ltd (NGTL) pipeline system are constraining Western Canadian natural gas producers’ ability to move natural gas to markets. Also, abundant and low cost U.S. shale gas is displacing Alberta natural gas from traditional markets across North America. Alberta’s natural gas supply will continue to grow with increased connectivity of Montney gas into Alberta and export markets with

Exports will continue to be a key

driver of growth, supported by

rising oil production and expanding

manufacturing capacity.

Economic Outlook | Fiscal Plan 2019 – 23	37

Higher transportation costs and

IMO’s new sulphur regulations

will also widen the light-heavy

differential on prices.

Chart 12: Differential to remain wide until full market access achieved

Oil Prices

Sources:	Alberta Energy and Alberta Treasury Board and Finance, f-forecast

TC Energy’s expansion of its NGTL system. Abundant natural gas supply means prices in Alberta are expected to improve only modestly. The Alberta reference price for natural gas is forecast to rise gradually from $1.30/GJ in 2019-20 to $2.00/GJ in 2022-23, but remain low by historical norms.

With natural gas prices depressed, drillers are expected to continue targeting natural gas liquids (NGLs), which are priced more closely to oil. Over the medium term, demand for natural gas and NGLs is expected to rise due to expanding oil sands operations, continued transition to gas power generation, and an expanding petrochemical industry in Alberta. In addition, two new propane terminals in B.C. will boost propane demand: Pembina’s project in Prince Rupert, which is expected to start in the second half of 2020, and AltaGas’s export terminal on Ridley Island, Canada’s first propane export facility, which began operations in May 2019.

Energy investment to pick up following 2019 weakness

A lack of market access and competitiveness pressures are weighing heavily on oil and gas investment in the province. This has negative implications for both the Alberta and Canadian economies (see p.39). The narrower light-heavy differential has boosted cash flow for producers in 2019, but market access constraints have held back capital spending. Drilling is down more than 30 per cent through September compared with the same period last year. At the same time, increased uncertainty about the global economic outlook is weighing on global oil prices and will likely keep a lid on drilling activity for the rest of the year. Conventional oil and gas investment is forecast to decline by about 20 per cent this year after posting a modest growth estimated around 4 per cent in 2018. Non-conventional investment is also forecast to decline 3.5 per cent, the fifth consecutive year of contraction. Continued growth in bitumen production is supporting sustaining capital for existing projects,

38	Economic Outlook | Fiscal Plan 2019 – 23

The Energy Sector’s Contribution to the Canadian Economy

The energy sector is a key driver the Canadian economy. Over 10 per cent of Canada’s total income, measured by nominal GDP, was generated from the sector in 2018. The same year, energy companies attracted over 30 per cent, or over $50 billion, of total private sector investment in the country, and sold almost $125 billion worth of products to the rest of the world. These energy exports represented about $3,300 for every Canadian, far higher than the $2,200 per Canadian for motor vehicles and $1,600 for consumer goods. Crude exports from the resource-rich provinces of Alberta, Saskatchewan, and Newfoundland and Labrador expanded at an average pace of 12 per cent per year over the past 20 years, compared with 3 per cent for all other exports.

Given the outsized role that Alberta plays in Canada’s energy sector, Canada’s prosperity is closely tied to the strength of the Alberta economy. In 2015, when oil prices collapsed, Alberta entered a severe recession (alongside declines in Saskatchewan and Newfoundland and Labrador), causing a sharp slowdown in national economic activity. Business investment in Canada has yet to recover, and remains $28 billion below 2014 levels. Severe transportation bottlenecks due to insufficient pipeline capacity caused Alberta crudes to trade at unprecedented discounts in late 2018. This triggered the province to impose mandatory production limits, which contributed to Canadian real GDP growth stalling in late 2018 and early 2019.

Through supply chains and trade linkages, Alberta businesses and individuals support economic activity across the country. Alberta has the second largest interprovincial trade volume in the country after Ontario. In 2017, the province imported over $74 billion in goods and services from the rest of Canada. Between 2010 and 2015, the latest data available, an average of 120,000 people per year worked in Alberta but lived in other provinces. These people brought a total of $33.8 billion in taxable earnings back to their home provinces.

In addition to activity, Alberta is consistently the largest per capita net fiscal contributor in the country. In the last decade, the province contributed about $211 billion more to the federal government through taxes than it received back in federal spending. In 2017, the province’s net fiscal contribution was about $22 billion. This is enough money to fund:

•	the total cost of the Canadian Employment Insurance program ($18 billion in 2017), or

•	110 per cent of approved federal infrastructure funding under the Investing in Canada Plan, (estimated at over $19.9 billion in Budget 2019), or

•	more than 90 per cent of the Canada Child Benefit Program, or

•	about 60 per cent of federal health transfers to provinces, or

•	over 40 per cent of Canada’s Old Age Security Program (valued at $50 billion in 2017).

The lack of pipeline access and resulting wider price differential for crude produced in Alberta is a national issue, hurting heavy oil producers, government revenues, and the Canadian economy. Alberta Treasury Board and Finance estimates that without sufficient market access, the Canadian economy lost almost $19 billion in 2018 due to steep price discounts. If no additional pipelines come online, Canada stands to forgo more than $43 billion in lost income due to reduced production and investment between 2019 and 2023, or almost $9 billion per year. The lost income translates into about 35,000 jobs per year in Canada. Steep discounts for Canadian crude also mean that Canadian consumers lose out. When domestic oil is sold at steep discounts compared with foreign crudes, domestic producers take a hit through lower revenue. Meanwhile consumers, and refineries importing foreign crude, pay higher prices based on international crudes. Money flows out of the country and lowers income for the entire nation.

Economic Outlook | Fiscal Plan 2019 – 23	39

While energy investment is

expected to pick up over the

medium term, it will remain well

below the 2014 peak.

but chronic pipeline delays have prompted several companies to defer investment on new greenfield projects (such as Imperial Oil’s Aspen project).

Oil and gas investment is expected to turn a corner in 2020 and pick up over the medium term. It is forecast to rebound by 4.5 per cent in 2020 as producers slowly ramp up drilling and production ahead of Enbridge’s Line 3 coming online. As market access and prices improve, oil and gas investment is forecast to accelerate and grow at an average of 7.7 per cent from 2021 to 2023. Growing bitumen production will boost demand for condensate. In addition, conventional investment will stand to benefit from infrastructure expansions in liquids-rich gas regions and also support higher drilling for condensate. Even with the strong growth, energy investment is forecast to be roughly half of pre-recession levels by the end of the forecast period (Chart 13).

Chart 13: Oil and gas investment to pick up

Alberta Nominal Oil and Gas Investment and Crude Oil Production

Sources:	Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

Manufacturing investment a bright spot in the economy

Capacity expansions will boost investment and expand the province’s manufacturing base in the coming years. Construction of the $3.5 billion Heartland Petrochemical Complex has ramped up this year, with capital spending projected to reach $1.1 billion in 2019 and $1.3 billion in 2020 and 2021. This facility, the first integrated propane dehydrogenation and polypropylene facility in Canada, is scheduled to begin operations in late 2021 and will process about 22,000 bpd of propane into value-added plastic products. Construction is scheduled to start later this year on a second major petrochemical project that is expected to be in service by mid-2023. These projects were approved under Alberta’s Petrochemicals Diversification Program.

Alberta’s growing petrochemical industry will benefit from the abundance of NGL feedstock in the province. Over the past few years, natural gas fractionation capacity has increased, allowing deeper extraction of NGL

40	Economic Outlook | Fiscal Plan 2019 – 23

components such as butane and propane. Since 2015, extraction of butane and propane has grown by an estimated 45 per cent and 60 per cent, respectively.

Food manufacturing is the third largest manufacturing industry in the province and will continue to grow. After reaching a record high of around $14 billion in 2018, food manufacturing sales grew 3.2 per cent through July compared to the same period last year (Chart 14). This sector will further benefit from the completed $430 million Cavendish Farms potato processing plant in Lethbridge. The plant will require 12,000 additional acres of locally grown potatoes, a high-margin crop for Alberta farmers. Champion Petfoods is also building a state-of-the-art custom kitchen facility in Parkland County that is scheduled to open in the coming months. This $250 million facility is expected to support 200 new jobs.

Chart 14: Solid growth in food manufacturing sales

Growth in Food Manufacturing Sales in Alberta

Source:	Statistics Canada
*	Year-to-date through July

Transportation and utility sectors support non-residential investment

Business investment in Alberta is also getting a boost from an upturn in midstream energy infrastructure projects. Strong production growth from liquids-rich gas plays in western Alberta and northeastern B.C. has spurred investment in pipeline capacity and processing facilities in these areas. Among these projects are Pembina’s expansion of its Peace pipeline system and TC Energy’s expansion of its Nova Gas Transmission System. These projects will connect incremental supply from the Montney, Duvernay and Deep Basins to markets. Moreover, the province’s transition to gas-fired electrical power generation has encouraged the construction of pipelines that connect natural gas to electricity generation plants.

Strong crude oil production in the province has created the need to expand pipeline capacity out of Western Canada. The domestic portion of Enbridge’s

Food manufacturing has

been a solid contributor to

the Alberta economy since

the 2015-16 recession.

Economic Outlook | Fiscal Plan 2019 – 23	41

Investment outside the oil

and gas sector will be boosted

by infrastructure projects and

capacity expansions in the

manufacturing industry.

Line 3 pipeline is nearing completion and is slated to go into service by the end of this year. Construction of the Trans Mountain pipeline expansion resumed in communities along the route between Edmonton and Edson, and in the Greater Edmonton area. Trans Mountain Corporation expects this project to employ close to 4,200 workers from various communities along the route by year’s end.

Ongoing transportation bottlenecks are also spurring investment in transportation and warehousing facilities. The USD Group’s crude-by-rail loading terminal at Hardisty expanded last year. Crude-by-rail shipments are expected to pick up in the near term as oil companies use more rail transportation. Crude oil storage is increasing with Gibson Energy’s construction of new tanks in Hardisty, which will add over three million barrels of storage capacity by the end of 2020. The province’s warehousing and distribution sector is getting a boost from the construction of Amazon’s $120 million customer fulfillment centre in the Edmonton area. The approximately one million square foot facility is scheduled to open in Spring 2020 and will employ more than 600 permanent, full-time staff.

The province is also attracting investment into renewable energy. Encouraged by Alberta’s unregulated electricity market, Perimeter Solar’s $200 million solar power project is set to start construction this year and be completed in September 2020. This project comes on the heels of Greengate Power’s $500 million solar power project in southern Alberta that received regulatory approval in the summer. The project is scheduled to start construction next year, with full commercial operations targeted for 2021. This facility will be the largest solar energy project in Canada. BHE Canada, a subsidiary of Berkshire Hathaway Energy, is also set to break ground on a $200 million new wind farm in southeast Alberta in 2020. The Rattlesnake Ridge Wind is expected to begin generating energy for Alberta’s grid in December 2021.

Chart 15: Non-energy sector a key driver of investment

Change in Alberta Investment in Non-Residential Business Investment

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance, e-estimate, f-forecast

42	Economic Outlook | Fiscal Plan 2019 – 23

This upturn in industrial investment will more than offset weak commercial building investment amid elevated commercial inventories. Capacity expansions in the manufacturing, transportation and warehousing, and utility sectors are expected to lift investment in other industries by about $1.6 billion, or 5 per cent, in 2019 (Chart 15). Further reductions in the corporate income tax rate will propel investment in industries outside oil and gas extraction, which is forecast to accelerate over the medium term and peak at nearly 7 per cent growth in 2021.

Trade restrictions hit the agriculture sector

Trade issues are turning 2019 into a challenging year for the province’s agriculture sector. China’s trade restrictions on Canadian canola seed shipments in March, along with weaker prices, dragged down Alberta’s canola seed export value by 25 per cent through the first seven months of 2019. This was partly offset by stronger exports of other crops such as barley and wheat. In particular, Alberta’s wheat exports climbed after a series of droughts led to lower production in Australia, and China levied tariffs on U.S. wheat imports last year. Year-to-date (January to July), the value of Alberta wheat exports were up 9.8 per cent and wheat exports to China rose 59 per cent compared to the same period in 2018. Given the lingering trade uncertainty, some farmers shifted from canola to other crops during the spring planting season and Canadian canola exporters are seeking new markets.

Alberta’s livestock industry is faring well, but continues to face similar trade restrictions on beef and pork products into the Chinese market. A weak Canadian dollar and solid demand, particularly in the U.S., supported strong growth in live animal exports during the first half of the year. Trade issues with China will continue to weigh on export prices for certain pork and beef products, while producers seek alternate markets for their products.

Over the medium term, Alberta’s agri-food exports are expected to get a boost from signing of the United States-Mexico-Canada Agreement. Other agreements such as the Comprehensive and Progressive Agreement for Trans-Pacific Partnership will also enhance Alberta’s access to more diverse markets and support growth.

Services a source of growth

The service sector, which accounts for more than 60 per cent of the Alberta economy, continues to be resilient. Demand for services that support the oil and gas sector is weak, but an upturn in industrial construction and solid population growth are providing support to overall services. Tourism is benefitting from solid growth in international visits so far this year, supported in part by a weak Canadian dollar and strong U.S. economy.

Going forward, Alberta’s service sector will continue to expand. Telus is planning to invest $16 billion in Alberta over the next five years to expand its broadband infrastructure, which will boost information services in the province. Consumer services will benefit from a growing population and ongoing income growth. Professional, scientific and technical, and other business services are forecast to benefit as energy investment recovers and

Economic Outlook | Fiscal Plan 2019 – 23	43

Population growth is

projected to accelerate with

a pick-up in economic activity

and rising immigration.

the manufacturing and transportation sectors expand. Growth in the U.S. economy, albeit at a slower pace than in the recent past, and the popularity of national parks in Alberta should support a thriving tourism industry.

Policy measures to boost growth

Budget 2019 commits to restraining spending in order to balance the budget by 2022-23. As a result, Alberta’s real GDP growth is expected to rotate away from the government sector and to the private sector. Recent policy measures are expected to strengthen business investment and support job creation. After passing the Job Creation Tax Cut in June 2019 and paralleling federal measures to enhance the capital cost allowance regime, Alberta will once again have the most competitive corporate tax regime in Canada. The Job Creation Tax Cut will benefit all sectors of the economy, including the energy, manufacturing, construction, and service industries. It is expected to boost capital investment in the province by around $4 billion per year by 2023 and real GDP growth by 0.3-0.4 percentage points annually between 2020 and 2023 (see p.142, Tax Chapter for more info).

Immigration driving population growth

Alberta’s population growth is continuing to rebound from recession lows. In the 2019 census year, the population grew 1.6 per cent, the highest rate since 2014, boosted by solid levels of immigration. Interprovincial migration, while relatively small, posted the first net annual gain after three consecutive years of net losses. In 2020, relatively small net in-migration is forecast as levels continue to recover after the 2015-16 recession. Immigration, which is less sensitive to economic conditions, will be the dominant driver of population growth. Alberta has attracted a double-digit share of national immigrant landings since the late 2000s. Higher federal immigration targets will lead to more immigrants coming into the province. The number of net non-permanent

Chart 16: Natural increase and immigration drive population growth

Annual Change in the Alberta Population by Component

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

44	Economic Outlook | Fiscal Plan 2019 – 23

residents (including temporary foreign workers) is expected to remain positive after several years of substantial net outflows. As the province with the youngest population, Alberta has the highest growth due to natural increase of the provinces. Robust natural increase and increasing immigration will support population growth of 1.6 per cent in 2020 (Chart 16).

Over the medium term, Alberta’s population growth is projected to accelerate in tandem with a pick-up in economic activity. With investment strengthening, net interprovincial migration is forecast to rise quite strongly. Established immigrant streams tend to be self-perpetuating, and the province is forecast to settle about 13 per cent of immigrants to Canada. Higher average incomes and a lower cost of living should also help the province attract people from across the country. This, combined with strong natural increase, will help boost population growth to 2.0 per cent by 2023.

Labour market to strengthen

Alberta’s labour market has been resilient considering the slowdown in economic activity in late 2018 and early 2019. Modest job gains have been propped up by private sector employment increases of more than 21,000 since December. By industry, however, job gains have been concentrated in the service sector. Goods sector employment has fallen further this year as weakness in drilling and construction activity more than offset strength in manufacturing. With the slower pace of economic activity, annual employment growth is forecast to moderate from 1.9 per cent in 2018 to 0.9 per cent in 2019 (Chart 17). Employment growth is expected to accelerate to 1.6 per cent next year and average about 2 per cent thereafter as the economy gathers pace.

Against a backdrop of continued slack in the labour market, weakness in higher-paid goods sector employment is holding back growth in average weekly

Chart 17: Unemployment rate to ease gradually

Labour Market Indicators

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast
*	The number of people working or looking for work.

The labour market will gradually

improve over the medium term as

the Alberta economy gathers pace.

Economic Outlook | Fiscal Plan 2019 – 23	45

Labour force participation rate

will continue to fall as the share of

retired Albertans increases.

earnings. This is expected to limit earnings growth to 1.8 per cent this year. Growth is forecast to accelerate to 2.8 per cent in 2020 and average 3.5 per cent in the succeeding three years as a pick-up in energy and construction activity fuels a strong recovery in goods sector employment. Primary household income will follow a similar trend, climbing from 3.2 per cent growth in 2019 to 5.6 per cent at the end of the forecast horizon. Albertans are expected to see steady increases in real incomes over the medium term and maintain the highest earnings among the provinces.

Gradual decline in the unemployment rate

Alberta’s unemployment rate has ticked up as modest gains in employment have failed to keep pace with a rising labour force. Overall, the labour force is expected to increase by about 25,000 this year as a pick-up in migration fuels a robust increase in the province’s working age population. This is putting upward pressure on the unemployment rate, but a decline in the labour force participation rate is tempering the impact. The participation rate has fallen further this year after a long-term decline since 2008, and is hovering around 25-year lows. Some of this decline reflects the impact of an aging population, as older workers tend to participate less in the workforce, which in turn drags down the overall participation rate. Ongoing slack in the labour market, including more long-term unemployed and involuntary part-time workers, may also be discouraging some people from entering the labour force. With the modest job gains and a strong labour force expansion, the unemployment rate is forecast to average 6.7 per cent this year, slightly higher than last year.

Over the medium term, the unemployment rate is expected to decline gradually and reach 5.2 per cent by 2023, as employment growth picks up and the labour force participation rate falls further. The participation rate’s downward trend is expected to continue as the province’s population continues to age, dipping to 71 per cent by 2023 (Chart 18).

Chart 18: Participation rate to come down with an aging population

Alberta Labour Force Participation Rate and Share of Population Aged 65 and Over

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance, f-forecast
*	The percentage of working age population who are in the labour force.

46	Economic Outlook | Fiscal Plan 2019 – 23

Housing market to pick up

While Alberta’s housing market has improved from a poor start to 2019, it remains soft amid elevated inventories and weak consumer sentiment. Housing starts have rebounded from the lackluster levels seen earlier this year, but activity has been concentrated in row and apartment starts. Solid net migration into the province, combined with the market’s ongoing adjustment to tighter mortgage rules and interest rate increases in 2018, are supporting demand for multi-family homes. These are more affordable than single-detached homes. Meanwhile, sales of existing homes have risen steadily since February, and inventories of unsold homes have come down in recent months.

Elevated new home inventories will likely keep a lid on residential construction activity for the remainder of the year. As a result, housing starts are expected to average under 25,000 units in 2019, slightly lower than last year’s level. A steady improvement in inventories and the recent decline in mortgage rates are expected to boost residential construction next year. Housing starts are expected to increase to 27,300 units in 2020 (Chart 19). Over the medium term, a gradual drawdown in housing inventories and a pick-up in population and earnings growth are expected to lift housing starts to around 35,000 units by 2023. Housing starts are not expected to return to pre-recession levels over the forecast period.

Chart 19: Housing starts to rise gradually

Alberta Housing Starts by Type

Sources:	Canada Mortgage and Housing Corporation, Haver Analytics and Alberta Treasury Board and Finance; f-forecast
*	Breakdown based on YTD actuals using seasonally adjusted at annual rates data

Housing starts to improve over the

medium term as inventories ease

and population growth picks up.

Economic Outlook | Fiscal Plan 2019 – 23	47

A growing population and

strengthening labour market will

support a pick-up in consumer

spending over the medium term.

Services propping up consumer spending

Consumer spending in the province was weak in the first half of 2019 following a sharp pullback in the latter half of 2018. Slower activity in the housing market, coupled with subdued wage growth, is holding back discretionary spending on items such as vehicles, furniture, and appliances. Ongoing uncertainty about market access and the global economy is also weighing on sentiment and keeping consumers cautious. The weakness in goods spending, however, is being partly offset by spending on services. Services tend to hold up better during times of weaker economic conditions, which was demonstrated during the 2015-16 recession (Chart 20). Adjusted for inflation, consumer spending is expected to grow by 1.5 per cent in 2019, roughly the same as last year’s pace.

Alberta’s expanding population and strengthening labour market are expected to lead to a rebound in real consumer spending. Spending is forecast to expand 2.7 per cent next year and grow at an average of 3.3 per cent over the remainder of the forecast period.

Consumer inflation has eased significantly in recent months with falling energy prices and slower economic activity. Excluding energy, inflation remains above 2 per cent on the back of rising food prices. With softer oil prices and weakness in house prices, headline consumer inflation is expected to moderate from 2.4 per cent in 2018 to 1.7 per cent this year and 1.8 per cent next year. It is forecast to pick up to around 2 per cent over the medium term.

Chart 20: Weakness in 2019 concentrated in goods spending

Contribution to Change in Alberta Real Household Consumption

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

48	Economic Outlook | Fiscal Plan 2019 – 23

Risks to the Economic Outlook

As a small, open, landlocked economy with a sizeable resource extraction sector, Alberta’s economy is especially sensitive to developments beyond its borders. Protectionist trade policies are proliferating globally and commodity markets are under pressure. These present significant risks to Alberta’s economy and government revenues in the near and medium term. The report from the MacKinnon Panel on Alberta’s Finances highlighted the need to disclose key fiscal and economic risks and revenue sensitivities. The scenarios below build on the recommendations and offer a formalized analysis of Alberta’s exposure to external factors. They are summarized in Table 1.

Global recession scenario

Most observers, including the IMF and Organization for Economic Co-operation and Development, are expecting the global economy to avoid recession and actually see an acceleration in growth in 2020. However, as global manufacturing and trade slowdowns persist, the risk of recession is more elevated. This is reflected in a marked appreciation in safe haven assets and lower bond yields. Gold has broken through US$1,500 per ounce for the first time in over six years. Interest rates are broadly contracting, leading yield curves in many advanced economies to flatten or invert (often a prelude to a near-term recession).

The global recession scenario assumes global trade and policy issues deteriorate further, triggering a recession in the first quarter of 2020. The slowdown in global demand will weigh on WTI prices and the Canadian dollar. Falling energy prices and demand are expected to reduce investment and exports in Alberta, while the weaker dollar drives import costs higher. The provincial labour market and household consumption would feel these effects. Under this scenario, Alberta’s real GDP contracts 1.5 per cent in 2020 and nominal GDP declines 7.8 per cent. Resource revenues and income taxes are lower by about $4.2 billion annually.

As the shock works its way through the global economy, central banks loosen monetary policy. The Alberta and global economies gradually recover. By 2025 all economies are expected to return to baseline growth. In Alberta, employment remains below baseline through 2023, but surpasses 2019 levels in 2021.

No market access scenario

The challenges of market access are acutely correlated with Alberta’s economic prospects. Government curtailment policies have lowered the discount for Alberta heavy oil compared with global benchmarks, but pipeline bottlenecks and an increasing reliance on rail are suppressing the oil sector’s expansion. Relief is expected as Enbridge’s Line 3 in 2021, followed by TMX and Keystone XL, add over 1.5 million barrels per day of export capacity by 2023. However, all three pipeline projects are facing regulatory hurdles, and Canada has already

Economic Outlook | Fiscal Plan 2019 – 23	49

seen two pipeline projects terminated in the last decade - Northern Gateway and Energy East.

The no market access scenario assumes all three pipeline projects are permanently cancelled. Without sufficient pipeline access, the light-heavy differential remains above US$20/bbl, reflecting higher rail costs. Further, cancelling the TMX pipeline eliminates access to the U.S. West Coast and Asian markets.

Under this scenario, production is expected to be 120,000 bpd lower between 2019 and 2023, and around 250,000 by 2025, compared with the baseline. This drags down investment and employment. Real GDP is estimated to be 3 per cent lower by 2023. Lost resource revenues and income taxes are estimated at over $5 billion between 2019 and 2023.

High oil prices scenario

Budget 2019 assumes only a modest increase in oil prices over the next four years to around US$63/bbl by 2022-23. Geopolitical tensions on the rise, particularly in the Middle East, could result in supply disruptions that would put upward pressure on oil prices. In addition, higher demand that could come with a rapid resolution of trade and policy tensions, could all lead to higher benchmark oil prices, especially WTI.

The high oil price scenario assumes WTI appreciates to US$77/bbl by 2022-23, US$13/bbl higher than the baseline forecast. The light-heavy differential widens by just over US$2/bbl as the province sees an uptick in investment and production. This leads real GDP almost 2.5 per cent and employment over 1.5 per cent higher by 2023 compared with the base case. The exchange rate strengthens on rising crude prices and exports, and the Bank of Canada gradually increases interest rates.

50	Economic Outlook | Fiscal Plan 2019 – 23

Table 1: Scenario Impacts
Fiscal Year Assumptions	2019-20	2020-21		2021-22		2022-23
WTI (US$/bbl)

Base	57	58		62		63

High	57	68		73		77

Global recession	55	42		55		62

No market access	57	58		62		63

Light-Heavy Differential (US$/bbl)

Base	14.2	18.4		21.0		17.1

High	14.4	19.6		23.4		19.6

Global recession	13.7	16.1		20.9		17.1

No market access	14.2	19.4		24.5		21.7

Exchange Rate (US¢/Cdn$)

Base	75	76		77		78

High	76	80		81		83

Global recession	75	71		74		77

No market access	75	76		76		76

Income Tax and Resource Revenue ($B)

Base	22.7	22.6		25.2		28.3

Variance from base

High	0.4	3.0		3.9		5.8

Global recession	-0.7	-5.5		-6.1		-4.5

No market access	0.0	-0.5		-2.0		-3.0
Calendar Year Assumptions	2019	2020	2021		2022	2023
Real GDP (% change)

Base	0.6	2.7	2.9		3.0	3.0

High	0.6	3.5	3.7		3.4	3.5

Global recession	0.6	-1.5	2.5		4.3	3.8

No market access	0.6	2.7	2.2		2.0	1.7

Nominal GDP (% change)

Base	3.5	2.5	5.9		5.8	6.3

High	3.5	7.0	6.9		7.8	7.5

Global recession	3.5	-7.8	6.7		12.6	8.2

No market access	3.5	2.5	2.8		5.2	3.2

Employment (thousands)

Base	2,350	2,390	2,440		2,490	2,550

High	2,350	2,400	2,460		2,530	2,590

Global recession	2,350	2,340	2,360		2,450	2,530

No market access	2,350	2,390	2,430		2,460	2,490

Economic Outlook | Fiscal Plan 2019 – 23	51

BLANK PAGE

52

Economic Outlook

Annex

53

Benchmarking Tables

Oil Price Benchmark
West Texas Intermediate (US$/bbl)

Organization	2019	2020	2021	2022	2023
National Forecasting Agencies
Conference Board of Canada (Aug/19)	58.04	61.41	63.66	65.91	68.16
Stokes Economics (Aug/19)	57.50	60.76	63.13	67.24	72.56
Banks and Investment Dealers
CIBC World Markets (08 Apr/19)	57.00	60.50	n/a	n/a	n/a
Credit Suisse (Aug/19)	59.20	57.00	60.00	60.00	n/a
Goldman Sachs (Aug/19)	58.85	55.50	n/a	n/a	n/a
Laurentian Bank (May/19)	64.00	67.00	n/a	n/a	n/a
National Bank (July/19)	63.00	58.00	n/a	n/a	n/a
RBC Capital Markets (Aug/19)	60.20	61.76	70.00	70.00	70.00
Scotiabank (12 July/19)	56.00	55.00	n/a	n/a	n/a
Toronto Dominion Bank (June/19)	58.00	61.25	n/a	n/a	n/a
Industry Analysts
U.S. Energy Information Administration (06 Aug/19)	57.87	59.50	n/a	n/a	n/a
GLJ Petroleum Consultants (01 July/19)	57.94	62.50	65.00	67.50	70.00
Sproule Associates Limited (31 July/19)	59.71	67.00	70.00	71.40	72.83
Confidential Forecasts Provided to Alberta Energy[a]
Average	58.00	61.00	64.00	66.00	68.00
High	64.00	67.00	70.00	74.46	78.36
Low	55.00	53.09	58.75	60.00	59.38
Average of All Private Forecasts	59.00	61.00	65.00	66.00	69.00
Government of Alberta (calendar year)	57.00	57.00	62.00	63.00	64.00

Includes forecasts finalized on or before 27 August, 2019.

a

The Government of Alberta surveys, on a confidential basis, private sector forecasts from PIRA, the Bank of Montreal, IHS Markit, Stratas Advisors, and Wood Mackenzie. The annual figures presented here are an average of the forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The Government of Alberta forecast also includes the futures price in 2019 and 2020 to included current market sentiment in its forecast, with a higher weighting in 2019. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest dollar.

Both the Government of Alberta and

the private sector underestimated

the WTI oil price for 2018, by 6.2%

and 9.8% respectively.

How Oil Price Forecasters Fared in Budget 2018
West Texas Intermediate (US$/bbl)

Organization (#)	How did they do in Budget 2018?

National Forecasting Agencies (3)	57.77

Banks and Investment Dealers (8)	59.66

Industry Analysts (3)	57.67

Confidential Forecasts (5)	61.00

Average	59.00

Government of Alberta (calendar year)	61.00

2018 Actual	64.77
Sources: Alberta Treasury Board and Finance and Alberta Energy

54	Economic Outlook | Fiscal Plan 2019 – 23

Natural Gas Price Benchmark
Henry Hub (US$/MMBtu)[a]

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	2.92	3.03	3.16	3.28	3.40

Stokes Economics (Aug/19)	2.79	2.78	3.05	3.25	3.51

Banks and Investment Dealers

CIBC World Markets (08 Apr/19)	3.23	3.08	n/a	n/a	n/a

Credit Suisse (Aug/19)	2.65	2.50	2.50	2.50	n/a

Goldman Sachs (Aug/19)	2.81	2.75	n/a	n/a	n/a

RBC Capital Markets (Aug/19)	2.63	2.63	2.75	2.75	2.75

Scotiabank (12 July/19)	2.71	2.75	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	2.67	2.52	n/a	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (06 Aug/19)	2.55	2.75	n/a	n/a	n/a

GLJ Petroleum Consultants (01 July/19)	2.61	2.80	2.95	3.10	3.20

Sproule Associates Limited (31 July/19)	2.70	3.00	3.25	3.32	3.38

Confidential Forecasts Provided to Alberta Energy[b]

Average	2.60	2.70	2.80	2.90	3.00

High	3.23	3.08	3.26	3.50	3.95

Low	2.46	2.14	2.37	2.37	2.52

Average of All Private Forecasts	2.70	2.70	2.80	2.90	3.10

Government of Alberta (calendar year)	2.60	2.70	2.80	2.90	3.00

Includes forecasts finalized on or before 27 August, 2019.

a

The natural gas price at Henry Hub Louisiana (in US$/MMBtu) is the U.S. benchmark while the AECO natural gas price (in CAD$/GJ) is the Western Canada benchmark. While both benchmarks are widely used in North America, the difference between Henry Hub and AECO prices reflects transportation costs and regional supply/demand impacts, as well as exchange rate and unit conversion. The Alberta Reference Price (used in natural gas royalty calculations) represents the average field price of all Alberta gas sales which normally follows the Western Canada regional benchmark.

b

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from Petral, Sproule, IHS Markit, PIRA, Wood McKenzie, EIA, the Bank of Montreal, Scotiabank, Stratas Advisors, and NYMEX. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

How Natural Gas Price Forecasters Did in Budget 2018
Henry Hub (US$/MMBtu)

Organization (#)	How did they do in Budget 2018?
National Forecasting Agencies (3)	3.13

Banks and Investment Dealers (7)	2.98

Industry Analysts (3)	3.10

Confidential Forecasts (10)	3.00

Average	3.00

Government of Alberta (calendar year)	3.00

2018 Actual	3.07
Sources: Alberta Treasury Board and Finance and Alberta Energy

Both the Government of

Alberta and the private sector

underestimated natural gas prices

in 2018 by 2.3%.

Economic Outlook | Fiscal Plan 2019 – 23	55

Light-Heavy Oil Price Differential Benchmark
WTI-WCS Price Differential (US$/bbl)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	11.73	13.52	13.91	14.14	14.38

Banks and Industry Analysts

GLJ Petroleum Csonsultants (01 July/19)	13.37	18.00	17.00	16.00	16.00

RBC Capital Markets (Aug/19)	14.43	20.12	19.00	19.00	19.00

Scotiabank (12 July/19)	14.00	21.00	n/a	n/a	n/a

Sproule Associates Limited (31 July/19)	12.99	17.15	17.03	16.46	16.20

Confidential Forecasts Provided to Alberta Energy[a]

Average	13.80	21.00	19.40	15.90	15.30

High	15.93	24.48	23.53	23.60	22.52

Low	11.73	13.52	12.46	12.89	12.69

Average of All Private Forecasts	13.60	19.50	18.20	16.10	15.80

Government of Alberta (calendar year)	12.70	18.20	20.40	18.50	14.20

Includes forecasts finalized on or before 27 August, 2019.

a

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from IHS Markit, PIRA, Wood MacKenzie, Stratas Advisors, and the Bank of Montreal. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Canadian Long-Term Interest Rate Benchmark
10-Year Government of Canada Bonds (%)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	1.87	2.64	3.13	3.13	3.13

Stokes Economics (Aug/19)	1.90	2.28	2.86	3.07	3.43

Banks

BMO Capital Markets (23 Aug/19)	1.55	1.55	n/a	n/a	n/a

CIBC World Markets (18 July/19)	1.72	1.69	n/a	n/a	n/a

Laurentian Bank (10 May/19)	1.85	2.51	n/a	n/a	n/a

National Bank (July/19)	1.56	2.30	n/a	n/a	n/a

RBC Royal Bank (12 July/19)	1.70	1.80	n/a	n/a	n/a

Scotiabank (16 Aug/19)	1.38	1.43	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	1.57	1.86	n/a	n/a	n/a

High	1.90	2.64	3.13	3.13	3.43

Low	1.38	1.43	2.86	3.07	3.13

Average of All Private Forecasts	1.68	2.01	2.99	3.10	3.28

Government of Alberta (calendar year)	1.60	1.80	1.90	2.00	2.10

Includes forecasts finalized on or before 27 August, 2019.

56	Economic Outlook | Fiscal Plan 2019 – 23

United States / Canada Exchange Rate Benchmark
(US¢/Cdn$)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	75.7	77.1	78.4	78.6	79.1

Stokes Economics (Aug/19)	76.5	76.0	76.0	76.3	76.8

Banks

BMO Capital Markets (23 Aug/19)	75.6	76.4	n/a	n/a	n/a

CIBC World Markets (29 July/19)	75.8	75.0	n/a	n/a	n/a

Laurentian Bank (10 May/19)	76.5	79.8	n/a	n/a	n/a

National Bank (July/19)	76.9	74.6	n/a	n/a	n/a

RBC Royal Bank (12 July/19)	77.5	75.2	n/a	n/a	n/a

Scotiabank (16 Aug/19)	75.8	77.8	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	75.8	77.0	n/a	n/a	n/a

Other

Bloomberg Forward Curve (27 Aug/19)	75.3	75.4	75.3	75.2	75.1

High	77.5	79.8	78.4	78.6	79.1

Low	75.3	74.6	75.3	75.2	75.1

Average of All Private Forecasts	76.1	76.4	76.6	76.7	77.0

Government of Alberta (calendar year)	75.3	75.9	76.5	77.3	78.4

Includes forecasts finalized on or before 27 August, 2019.

Alberta Real Gross Domestic Product Benchmark
(% change)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	-0.8	2.0	3.2	2.1	2.1

Stokes Economics (Aug/19)	0.7	1.4	2.4	2.7	2.1

Banks

BMO Capital Markets (23 Aug/19)	1.3	1.6	n/a	n/a	n/a

CIBC World Markets (08 Apr/19)	0.9	1.9	n/a	n/a	n/a

Laurentian Bank (Feb/19)	2.0	2.4	n/a	n/a	n/a

National Bank (July/19)	1.2	2.5	n/a	n/a	n/a

RBC Royal Bank (June/19)	0.6	2.4	n/a	n/a	n/a

Scotiabank (12 July/19)	0.5	2.5	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	0.5	2.1	n/a	n/a	n/a

High	2.0	2.5	3.2	2.7	2.1

Low	-0.8	1.4	2.4	2.1	2.1

Average of All Private Forecasts	0.8	2.1	2.8	2.4	2.1

Government of Alberta (calendar year)	0.6	2.7	2.9	3.0	3.0

Includes forecasts finalized on or before 27 August, 2019.

Economic Outlook | Fiscal Plan 2019 – 23	57

Alberta Nominal Gross Domestic Product Benchmark
(% change)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	1.7	4.1	5.3	4.1	4.1

Stokes Economics (Aug/19)	0.8	4.9	4.9	5.4	7.2

Banks

CIBC World Markets (08 Apr/19)	0.2	5.2	n/a	n/a	n/a

Laurentian Bank (Feb/19)	4.5	5.3	n/a	n/a	n/a

National Bank (July/19)	1.6	4.4	n/a	n/a	n/a

RBC Royal Bank (June/19)	0.6	5.5	n/a	n/a	n/a

Scotiabank (12 July/19)	1.3	4.6	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	1.9	4.8	n/a	n/a	n/a

High	4.5	5.5	5.3	5.4	7.2

Low	0.2	4.1	4.9	4.1	4.1

Average of All Private Forecasts	1.6	4.8	5.1	4.8	5.7

Government of Alberta (calendar year)	3.5	2.5	5.9	5.8	6.3

Includes forecasts finalized on or before 27 August, 2019.

Alberta Primary Household Income Benchmark
(% change)

Organization	2019	2020	2021	2022	2023
Conference Board of Canada (Aug/19)	3.2	4.3	5.1	5.4	4.7

Stokes Economics (Aug/19)	2.3	2.9	3.9	5.0	4.6

High	3.2	4.3	5.1	5.4	4.7

Low	2.3	2.9	3.9	5.0	4.6

Average of All Private Forecasts	2.7	3.6	4.5	5.2	4.6

Government of Alberta (calendar year)	3.2	4.3	5.0	5.3	5.6

Includes forecasts finalized on or before 27 August, 2019.

Alberta Net Corporate Operating Surplus Benchmark
(% change)

Organization	2019	2020	2021	2022	2023
Conference Board of Canada (Aug/19)	-9.7	6.4	12.3	1.1	1.3

Stokes Economics (Aug/19)	-7.3	23.3	13.7	11.2	24.3

High	-7.3	23.3	13.7	11.2	24.3

Low	-9.7	6.4	12.3	1.1	1.3

Average of All Private Forecasts	-8.5	14.8	13.0	6.2	12.8

Government of Alberta (calendar year)	8.3	-5.1	17.1	14	15.4
Includes forecasts finalized on or before 27 August, 2019.

58	Economic Outlook | Fiscal Plan 2019 – 23

Alberta Employment Benchmark
(% change)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	0.8	1.1	2.0	2.1	1.8

Stokes Economics (Aug/19)	0.4	1.2	1.8	2.2	1.6

Banks

BMO Capital Markets (23 Aug/19)	0.8	1.1	n/a	n/a	n/a

CIBC World Markets (08 Apr/19)	0.5	0.7	n/a	n/a	n/a

Laurentian Bank (Feb/19)	0.9	0.9	n/a	n/a	n/a

National Bank (July/19)	1.1	0.8	n/a	n/a	n/a

RBC Royal Bank (June/19)	0.9	1.1	n/a	n/a	n/a

Scotiabank (12 July/19)	1.0	1.0	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	0.6	1.2	n/a	n/a	n/a

High	1.1	1.2	2.0	2.2	1.8

Low	0.4	0.7	1.8	2.1	1.6

Average of All Private Forecasts	0.8	1.0	1.9	2.1	1.7

Government of Alberta (calendar year)	0.9	1.6	2.0	2.2	2.1
Includes forecasts finalized on or before 27 August, 2019.

Alberta Unemployment Rate Benchmark
(%)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	6.7	7.1	6.7	6.3	6.2

Stokes Economics (Aug/19)	6.7	6.6	6.3	5.8	5.7

Banks

BMO Capital Markets (23 Aug/19)	6.7	6.6	n/a	n/a	n/a

CIBC World Markets (08 Apr/19)	7.1	6.9	n/a	n/a	n/a

Laurentian Bank (Feb/19)	6.3	6.0	n/a	n/a	n/a

National Bank (July/19)	6.7	6.6	n/a	n/a	n/a

RBC Royal Bank (June/19)	6.8	6.4	n/a	n/a	n/a

Scotiabank (12 July/19)	6.7	6.8	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	6.8	6.7	n/a	n/a	n/a

High	7.1	7.1	6.7	6.3	6.2

Low	6.3	6.0	6.3	5.8	5.7

Average of All Private Forecasts	6.7	6.6	6.5	6.1	6.0

Government of Alberta (calendar year)	6.7	6.5	6.0	5.5	5.2
Includes forecasts finalized on or before 27 August, 2019.

Economic Outlook | Fiscal Plan 2019 – 23	59

Alberta Housing Starts Benchmark
(thousands)

Organization	2019	2020	2021	2022	2023

National Forecasting Agencies

Conference Board of Canada (Aug/19)	23.8	28.7	32.9	33.0	33.2

Stokes Economics (Aug/19)	23.9	26.2	27.8	30.2	31.4

Banks

BMO Capital Markets (23 Aug/19)	25.1	30.0	n/a	n/a	n/a

CIBC World Markets (15 Jan/19)	31.0	30.0	n/a	n/a	n/a

Laurentian Bank (Feb/19)	25.0	26.5	n/a	n/a	n/a

National Bank (July/19)	24.1	25.0	n/a	n/a	n/a

RBC Royal Bank (June/19)	24.4	26.5	n/a	n/a	n/a

Scotiabank (12 July/19)	26.0	30.0	n/a	n/a	n/a

Toronto Dominion Bank (June/19)	23.4	25.7	n/a	n/a	n/a

High	31.0	30.0	32.9	33.0	33.2

Low	23.4	25.0	27.8	30.2	31.4

Average of All Private Forecasts	25.2	27.6	30.3	31.6	32.3

Government of Alberta (calendar year)	24.5	27.3	29.7	32.8	35.0

Includes forecasts finalized on or before 27 August, 2019.

60	Economic Outlook | Fiscal Plan 2019 – 23

BUDGET 2019

GOVERNMENT OF ALBERTA  |  2019–23

Fiscal Plan

Revenue

61

Revenue	63

Revenue Outlook	63

Non-Renewable Resource Revenue	66

Tax Revenue	69

Federal Transfers	72

Investment Income	73

Other Revenue	74

Risks	76

Note: Amounts presented in tables may not add to totals due to rounding.

62	Revenue | Fiscal Plan 2019 – 23

Revenue

Revenue Outlook

Total revenue is estimated to be $50 billion in 2019-20, $392 million higher than in 2018-19. Revenue is forecast to stay relatively stable in 2020-21 and then grow by an average of about 7 per cent over the next two years, reaching $57.5 billion in 2022-23, driven mainly by income taxes and bitumen royalties.

The forecast assumes gradual strengthening of Alberta’s economy over the next year, and then accelerated growth as pipelines become operational, oil sands production growth continues, business investment, oil prices and exports increase, and the light-heavy oil price differential narrows after first widening in 2020-21. The uptick in investment, encouraged by improving market access, lower corporate taxes and elimination of the carbon tax, and related to several large petrochemical and other projects, also helps boost job creation and household income. Alberta’s real GDP is estimated to expand by 0.6 per cent in 2019, 2.7 per cent in 2020 and stabilize at 3 per cent in both 2022 and 2023. The short-term weakness in 2019 is mainly related to market access, influenced by global developments, including trade disputes and Brexit, resulting slower global economic growth, and in turn a drop in oil prices, all of which hit Alberta harder as a resource-based economy. The 2019-20 revenue forecast includes a short-term increase to bitumen royalties as curtailment has helped narrow the light-heavy oil price differential. This, coupled with the lower U.S.-Canadian dollar exchange rate, more than offset the lower oil prices this year.

This forecast reflects the implications of a number of policy changes, including:

•	Removing the carbon tax, which accounted for $1.3 billion in 2018-19.

•	Making Alberta the best place to do business through the Job Creation Tax Cut. The general corporate income tax (CIT) rate dropped from 12 per cent to 11 per cent on July 1, 2019, and will decrease three more times by a single percentage point on January 1 in each of the next three years till it reaches 8 per cent in 2022. Alberta’s corporate tax advantage was abandoned in 2015, when the general rate was hiked from 10 to 12 per cent, while the economy entered a deep recession and jobs were being lost. Instead, lowering the rate will add momentum to economic growth through higher

Total Revenue
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Personal income tax	11,874	11,990	12,619	13,451	14,335

Corporate income tax	4,871	4,177	4,614	5,031	5,388

Other tax revenue	6,833	5,766	5,803	5,991	6,207

Resource revenue – Bitumen royalties	3,214	4,682	3,492	4,470	6,131

Resource revenue – other	2,215	1,845	1,894	2,268	2,460

Federal transfers	8,013	9,200	8,883	9,426	9,746

Investment income	2,349	2,585	2,697	2,893	3,009

Net income from business enterprises	2,585	2,417	2,558	2,495	2,580

Premiums, fees and licences	3,911	3,872	4,047	4,131	4,241

Other revenue	3,759	3,482	3,472	3,473	3,446

Total Revenue	49,624	50,016	50,079	53,629	57,543

Total revenue reaches $57.5 billion

by 2022-23, mainly from growth

in bitumen royalties and income

taxes.

Corporate income tax rate will

be down to 8 per cent by 2022.

Revenue | Fiscal Plan 2019 – 23	63

Modernizing Alberta’s revenue

mix by applying tourism levy to

on-line rental activities.

Job Creation Tax Cut leaves

more resources in the hands of

employers and investors, spurring

economic activity.

investment and employment, and CIT revenue is expected to grow by an average of almost 9 per cent per year between 2019-20 and 2022-23.

•	Enhancements to capital cost allowances will also be in place for the whole year for the first time in 2019-20.

•	Increasing the tobacco tax by $5 per carton effective October 25, 2019, and application of the tourism levy to short-term rentals offered on on-line marketplaces in 2020.

•	Changing the calculation of compliance payments from large industrial emitters into the Technology Innovation and Emissions Reduction Fund (TIER), outlined in its regulations, replacing the Climate Change and Emissions Management Fund and its regulatory regime on January 1, 2020.

•	Lifting the freeze on post-secondary tuition to reduce reliance on government grants and encourage more self-supporting alternative approaches to funding post-secondary programs, as recommended by the MacKinnon Panel.

•	Broadening the revenue mix, through greater adoption of a “user- or beneficiary-pay” approach in some non-core agriculture insurance program enhancements and benefits, motor vehicle, land titles and several other fees, as well as through elevating the proportion of fine revenue retained by the province.

•	Eliminating the capital investment, investor, and tuition and education tax credits, to return to a broad-based, low-rate tax policy approach.

•	Pausing the indexation of personal income tax brackets and credits to Alberta inflation.

Relative to the last official forecast in the 2018-19 Third Quarter Fiscal Update and Economic Statement published in February 2019, revenue has decreased by $21.5 billion over the four years, from policy changes and due to updates to oil prices and the global and Alberta economic outlooks.

Revenue Comparison to 2018-19 Third Quarter Forecast

(billions of dollars)	2019-20	2020-21	2021-22	2022-23
	Estimate	Target	Target	Target
Current forecast	50.0	50.1	53.6	57.5
2018-19 Third Quarter forecast	51.6	56.5	61.1	63.5
Difference	(1.6)	(6.4)	(7.5)	(6.0)
Policy Adjustments:

Crude-by-rail commercial revenue	(1.0)	(3.0)	(3.3)	(1.4)

Carbon tax elimination	(1.2)	(1.4)	(1.5)	(1.5)

Job Creation Tax Cut	(0.1)	(0.5)	(0.8)	(1.0)

TIER regime - large emitters	-	(0.1)	(0.2)	(0.4)
Total policy adjustments	(2.3)	(5.0)	(5.8)	(4.3)
Forecast Adjustments:

Investment income	(0.6)	(0.7)	(0.5)	(0.4)

Tax revenue	(0.1)	(0.2)	(0.3)	(0.4)

Resource revenue	1.2	(0.1)	(0.6)	(0.8)

Other revenue	0.1	(0.4)	(0.3)	(0.1)
Total forecast adjustments	0.7	(1.4)	(1.7)	(1.7)

Total Adjustments	(1.6)	(6.4)	(7.5)	(6.0)

64	Revenue | Fiscal Plan 2019 – 23

•	Under the crude-by-rail venture, $8.7 billion in revenue from selling barrels of oil in various North American locations was included in the forecast. Crude-by-rail exposed Albertans to substantial risk, as its profitability was uncertain. More information is provided in the Overview on page 16.

•	Carbon tax elimination leaves $5.6 billion in the economy instead of churning it through the government bureaucracy.

•	A much less aggressive investment income forecast, one not based on a five-year average of above-normal returns, lowers revenue by $2.2 billion.

•	The Job Creation Tax Cut results in a net $2.4 billion revenue reduction over four years, with more being left in the hands of businesses, investors and employers, creating jobs and adding momentum to economic growth.

•	The shift to the TIER regime for large emitters reduces government’s take by $0.7 billion.

•	Forecast changes, mainly to global and Alberta economic growth, oil prices, as well as due to the Line 3 pipeline delay, decrease tax and resource revenue by $1.3 billion, although bitumen royalties are $1.5 billion higher in 2019-20, primarily due to the narrower light-heavy oil price differential.

•	Finally, various other changes lowered forecast revenue by $0.7 billion over the four year period.

Prices of Oil and Natural Gas, 1999-00 to 2022-23

The 2014 oil price drop threw Alberta’s economy into recession for both 2015 and 2016, with real gross domestic product contracting by 3.7 per cent and 4.2 per cent respectively. The economy began recovering in 2017, expanding by 4.4 per cent. Growth continued in 2018, aided by increasing oil prices, conventional investment, strong manufacturing activity, improving employment and household metrics, and higher oil sands production and exports. However, global oil prices weakened in the fall of 2018, due mainly to weakening demand from various geopolitical and trade issues, and to surging U.S. supply growth. Further, Alberta’s oil prices became severely discounted

Prior revenue forecast was

enlarged by the speculative

crude-by-rail venture and

aggressive investment income

assumptions.

Revenue | Fiscal Plan 2019 – 23	65

Resource revenue of $6.5 billion

for 2019-20, and grows to

$8.6 billion by 2022-23.

relative to the falling global benchmarks, due to insufficient market access. Alberta’s economic growth fell to an estimated 2.2 per cent in 2018.

This weakness has continued in 2019, with growth estimated at only 0.6 per cent. The forecast improves in 2020, as energy and non-energy investment recovers supported by the tax reductions and anticipation of greater market access. Broad-based growth across all sectors is expected as pipelines come on-line, now expected starting in 2021, as oil sands production escalates, and with investment in new petrochemical projects boosting activity. These lead to greater exports, manufacturing activity, consumer spending, housing construction, and population and job growth. Government revenue growth begins to accelerate as well. In 2021-22, with new and expanded pipelines, bitumen royalties jump 28 per cent, and then with full market access in 2022-23, they increase another 37 per cent.

Non-Renewable Resource Revenue

Non-renewable resource revenue in 2019-20 accounts for 13 per cent of total revenue, and its share is expected to grow to 15 per cent by 2022-23. Resource revenue is estimated at $6.5 billion for fiscal year 2019-20, $1.1 billion higher than in 2018-19, due almost entirely to increased bitumen royalties from the narrower differential and lower exchange rate, which more than offset current weakness in global oil prices. The West Texas Intermediate (WTI) oil price forecast of US$57 per barrel (/bbl) for 2019-20 is US$6 lower than the 2018-19 actual of US$62.77. Resource revenue is projected to increase to $8.6 billion by fiscal year 2022-23, mainly driven by accelerating bitumen royalties from slowly increasing production, but most importantly from higher oil prices as pipeline completions are expected to provide full market access towards the end of 2022.

The WTI oil price averaged almost US$93/bbl in the four fiscal years 2010-11 to 2013-14, but then fell 70 per cent, from US$105/bbl in June 2014 to approximately US$30 in February 2016. The price collapse arose from global supply growth exceeding demand growth, mainly from North American growth and previously-disrupted OPEC production recovering.

In late 2016, OPEC members and several non-OPEC producers agreed to reduce output by 1.8 million barrels per day, starting in 2017, which supported oil prices. However, elevated prices fueled increased U.S. production and raised concerns about the pace of global demand-supply rebalancing, as inventories remained high. This softened prices in mid-2017. The OPEC-led agreement was extended until the end of 2018, which, together with continued demand growth, supply disruptions from geopolitical events, and reduced global inventories, contributed to boost oil prices. This strength continued through most of 2018. Even though the OPEC / non-OPEC agreement was again extended for 2019, oil prices fell to a sixteen month low in December 2018, due to rising supplies and concerns about global growth, in light of trade and other geopolitical issues.

The oil price weakness continued through 2019 as the focus shifted from oversupply to demand weakness. Oil demand growth has been affected by

66	Revenue | Fiscal Plan 2019 – 23

global economic growth risks, including Chinese economic prospects, Brexit, and other trade and political issues. This is despite the OPEC-led production restraint and other supply issues in several oil-producing areas, including Venezuela, Iran and the Middle East.

The Budget 2019 forecast is based on WTI oil prices averaging US$57/bbl in 2019-20, US$58 in 2020-21, US$62 in 2021-22 and US$63 in 2022-23. Other factors affecting oil royalties are the light-heavy price differential, the U.S.-Canadian dollar exchange rate, production, oil sands project status and producer costs:

•	The Western Canadian Select price (WCS), a benchmark price for heavy oil (blended bitumen), is determined by the WTI U.S. dollar price less a “light-heavy differential.” The differential is linked to costs of transporting Alberta production to Gulf Coast refineries or coastal ports for export, and to the different properties of heavy oil relative to light sweet crude. Sufficient pipeline capacity lowers costs and the differential, increasing prices for Alberta producers; insufficient capacity means moving product by rail, increasing costs and the differential, lowering WCS prices. With Alberta production ramping up, pipeline access has become insufficient. The differential was US$23.31 in 2018-19, and is forecast to average US$14.20/bbl in 2019-20 with curtailment reducing storage inventories. With ongoing production growth, the January 2020 International Maritime Organisation bunker fuel sulphur specification change, and curtailment set to end after 2020, the differential is expected to climb to US$18.40 in 2020-21 and then to US$21 in 2021-22, before narrowing to US$17.10 in 2022-23 as full market access is achieved. The Enbridge Line 3 replacement pipeline is anticipated to start operations early in 2021, while the Trans Mountain expansion and TransCanada Keystone XL pipelines are expected by the end of 2022 and in early 2023 respectively.

•	A lower U.S.-Canadian dollar exchange rate supports royalty revenue. The bitumen royalty rate is based on the WTI price expressed in Canadian dollars, so the rate is higher with a lower Canadian dollar. A lower dollar also increases oil prices when they are converted from U.S. into Canadian dollars, elevating producers’ revenue in Canadian dollars. The exchange rate forecast has decreased in the short term, to 75 US¢/Cdn$ for 2019-20, before it gradually increases, reaching 78 US¢/Cdn$ by 2022-23.

•	Bitumen production continues to grow. It is estimated to increase 17.5 per cent between 2018-19 and 2022-23 as projects and expansions are completed and output ramps up. Conventional production remains relatively flat.

•	Oil sands royalties change when projects reach post-payout status (total project revenue exceeds total capital and operating costs). Prior to payout, royalties are 1–9 per cent of gross revenue, while after payout, they are the greater of 1–9 per cent of gross revenue or 25–40 per cent of net revenue.

•	Several years of low oil prices incented industry to seek efficiencies, improve productivity and reduce costs. Since costs are part of royalty calculations, these support royalty revenue.

Light-heavy oil price differential

narrowed to estimated US$14.20

in 2019-20 with curtailment, then

expected to widen for two years

before narrowing to US$17.10 in

2022-23 with full market access.

Bitumen production estimated to

increase 17.5 per cent between

2019-20 and 2022-23.

Revenue | Fiscal Plan 2019 – 23	67

Bitumen royalties are estimated at $4.7 billion in 2019-20, $1.5 billion, or 46 per cent higher than in 2018-19, due primarily to the narrower light-heavy differential, which is forecast to be US$9 lower, and an almost one cent drop in the U.S.-Canadian dollar exchange rate, partly offset by the US$6 decrease in the WTI oil price. Royalties are forecast $1.2 billion lower in 2020-21, at $3.5 billion. This is due to the differential expanding with an end to curtailment, the IMO sulphur regulations starting in January 2020, and higher production that incents a higher cost of transportation by rail. Bitumen royalties recover in the following two years, driven by a shrinking differential as pipeline access finally arrives, increasing global oil prices and higher production, partly offset by a rising exchange rate.

The government will supply bitumen to the North West Redwater Sturgeon Refinery. The refinery will upgrade bitumen into higher-valued products such as ultra-low sulphur diesel. The Province will receive a portion of the revenue from the sale of the upgraded product, but is also responsible for paying monthly cost of service tolls for the 30-year term of the contract.

Conventional oil royalties are estimated at $1.2 billion in 2019-20, and are expected to reach $1.3 billion by 2022-23. Revenue is mainly boosted by the gradually-increasing WTI oil price.

Oil Assumptions
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Revenue ($ millions)

Bitumen royalty	3,214	4,682	3,492	4,470	6,131

Crude oil royalty	1,149	1,163	1,034	1,153	1,272

Prices

West Texas Intermediate (US$/bbl)	62.77	57	58	62	63

WCS @ Hardisty (Cdn$/bbl)	51.65	56.60	52.10	54.00	59.70

Differential (US$/bbl)	(23.31)	(14.20)	(18.40)	(21.00)	(17.10)

Production (thousands of barrels / day)

Conventional	489	490	501	509	511

Raw bitumen	3,008	3,108	3,266	3,424	3,534

Exchange rate

(US¢/Cdn$)	76.3	75	76	77	78

Natural gas and by-product royalties are estimated at $362 million in 2019-20, $174 million, or 32.5 per cent lower than in 2018-19, due primarily to lower production, with the Alberta Reference Price (ARP) relatively flat. Revenue increases by an average of 29 per cent per year over the next two years, and is forecast at $777 million in 2022-23. Since prices for natural gas by-products, such as propane, butane and pentanes plus, follow oil prices, the uplift in oil prices will continue to encourage production to maximize higher-valued natural gas liquids extraction.

The immediate outlook for natural gas prices continues to be mixed, with abundant natural gas supplies keeping prices low. U.S. natural gas production is expected to more than keep pace with demand growth from U.S. natural gas exports, industrial demand and retirement of coal-fired electricity plants over

68	Revenue | Fiscal Plan 2019 – 23

the medium term. However, forecast Alberta natural gas prices are buoyed by increasing demand from expanding oil sands operations, petrochemical and electricity-generation developments, as well as B.C.’s new LNG terminal.

Natural Gas Assumptions
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Revenue ($ millions)	536	362	487	700	777

Alberta Reference Price (Cdn$/GJ)	1.34	1.30	1.60	1.90	2.00

Production (billions of cubic feet)	4,158	4,108	4,114	4,116	4,065

Bonuses and sales of Crown land leases revenue in 2019-20 is estimated at $164 million, a drop of $196 million from 2018-19, as companies restrain investment to recover from several difficult years, and from waiting for more concrete resolution of market access issues. Revenue is then expected to ramp up with pipeline access.

Non-Renewable Resource Revenue
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Bitumen royalty	3,214	4,682	3,492	4,470	6,131

Crude oil royalty	1,149	1,163	1,034	1,153	1,272

Natural gas & by-products royalty	536	362	487	700	777

Bonuses & sales of Crown leases	360	164	239	287	291

Rentals and fees / coal royalty	170	156	134	128	120

Total Resource Revenue	5,429	6,527	5,386	6,738	8,591

Tax Revenue

Tax revenue is forecast at $21.9 billion in 2019-20, 44 per cent of total revenue. This is $1.6 billion, or 7 per cent lower than in 2018-19, with a $198 million increase in personal income and other tax revenue offset by a $694 million decrease in reported corporate income tax revenue and a $1,149 million reduction due to the elimination of the carbon tax on May 30, 2019. Tax revenue is forecast to increase by an average of 5.7 per cent for the next three years, reaching $25.9 billion and 45 per cent of total revenue by 2022-23. This mainly reflects strong growth in personal and corporate income taxes as revenue recovers from weakness in 2019-20. Of the $4 billion increase in tax revenue between 2019-20 and 2022-23, $3.6 billion, or almost 90 per cent, is from income taxes.

Personal income tax (PIT) revenue is estimated at $12 billion in 2019-20, an increase of only $116 million, or 1 per cent from 2018-19. Revenue in 2018-19 was $487 million higher than estimated in Budget 2018 after 2017 assessment data, not received until late summer 2018, proved to be higher than expected. The increase included a prior-years’ adjustment of $432 million, reflecting underreported revenue in 2016-17 and 2017-18 annual reports. The increased revenue in 2017 also elevates the base used to forecast PIT revenue for 2018 and future years.

Tax revenue lower in 2019-20

mainly from elimination of

carbon tax.

Revenue | Fiscal Plan 2019 – 23	69

Corporate income tax

rate reduction increases

competitiveness and attracts

investment, as recommended

by MacKinnon Panel.

PIT revenue is forecast to increase by $2.3 billion, or an average of 6.1 per cent per year between 2019-20 and 2022-23, to $14.3 billion, from the elevated base and improving employment and household income growth. This forecast includes the impact of pausing indexation of tax brackets and credits, and elimination of the tuition and education tax credits.

Corporate income tax (CIT) is forecast at $4.2 billion in 2019-20, a decrease of $694 million or over 14 per cent from 2018-19, primarily as 2018-19 revenue was elevated by $633 million from year-end accounting adjustments. This included reversals of large refund and payment in abeyance liabilities booked in prior years ($385 million), and an increase in accounts receivable related to several large tax assessments in 2018-19 CIT ($248 million).

The CIT forecast includes the impact of the rate reduction from 12 per cent to 11 per cent in 2019-20, and then annual reductions on January 1, 2020, 2021 and 2022, until the rate reaches 8 per cent. This represents $200 million in tax relief in 2019-20, growing to $2.1 billion by 2022-23. The resulting economic impact expands the corporate tax base and boosts other revenue, primarily personal income tax. This results in revenue being reduced by only a net $100 million in 2019-20 and $1 billion in 2022-23, as presented in the table on page 64. The CIT forecast also includes the impact of a full-year of enhancements to capital cost allowances in 2019-20, reducing revenue by an estimated $370 million. These changes improve competitiveness and attract investment by reducing the cost of doing business in Alberta, as suggested by the MacKinnon Panel. The forecast also reflects the elimination of the Alberta Investor and Capital Investment tax credits, increasing revenue $39 million in 2020-21 and 2021-22, as Alberta moves back to broad-based, low-rate tax policy. Tax credits reported in expense, including a portion of the Alberta Investor credit, and the Scientific Research and Experimental Development credit and Interactive Digital Media credit, are also being eliminated.

Based on improving oil prices, expanding oil production, rising economic activity and cost containment, corporate income tax revenue increases $1.2 billion between 2019-20 and 2022-23, an average of almost 9 per cent per year, to $5.4 billion.

Education property tax revenue is forecast at $2.5 billion in 2019-20, an increase of $14 million from 2018-19, based on freezing the mill rates for the 2019 requisition, and then deducting an estimated $30 million from revenue for two credit programs, the Provincial Education Requisition Program (PERC) and the Shallow Gas Tax Relief Initiative (SGTRI). PERC provides an equivalent education tax credit for municipalities who are unable to collect education property tax on delinquent oil and gas properties. SGTRI provides a 35 per cent property tax reduction to qualifying shallow gas well and pipeline properties, and reimburses municipalities with an equivalent tax credit for the tax reduction.

The forecast for future years is based on increasing the requisition by population growth and inflation, though the government will revisit the policy for determining the requisition annually as part of the budget process. The residential/farm mill rate remains at $2.56 per $1,000 of equalized assessment

70	Revenue | Fiscal Plan 2019 – 23

for 2019, and the non-residential rate remains at $3.76 per $1,000 of equalized assessment for 2019.

Between 2008 and 2018, Alberta municipal property tax revenue almost doubled - from $3.8 billion to $7.4 billion – while provincial education property tax revenue increased from $1.6 billion to $2.4 billion (see pages 151–152 of the Tax Plan). The government believes that lowering overall taxes is a priority, given current fiscal, economic and employment conditions, and is exercising significant restraint to leave more in the hands of taxpayers and job creators. Municipal spending levels directly impact the overall tax burden, and restraint is encouraged.

Other tax revenue is forecast at $3.3 billion in 2019-20, $1.1 billion lower than in 2018-19, due to elimination of the carbon tax on May 30, 2019. The tax is estimated to have captured $175 million from Alberta taxpayers in the two months it remained in effect in 2019-20.

Other tax revenue, omitting the $175 million carbon tax revenue in 2019-20, is anticipated to grow $304 million to $3.4 billion, an average of 3.1 per cent per year between 2019-20 and 2022-23, with two-thirds of the increase from insurance taxes, due to anticipated premium growth, and one-third from fuel taxes. The forecast includes the impact of raising the tobacco tax by $5 per carton, increasing revenue by $14 million in 2019-20 and by $45 million by 2022-23, though tobacco tax revenue actually declines by $9 million over that period from reduced consumption. It also includes about a $5 million increase per year in the tourism levy beginning in 2020-21, as it is applied to short-term rentals offered on on-line marketplaces. Other taxes reflect Alberta’s cannabis tax, forecast at $30 million in 2018-19, $70 million in 2019-20 and rising to $84 million by 2022-23.

The government intends to implement a tax on vaping products, and will provide details as part of Budget 2020. No revenue implications from this are included in the Budget 2019 forecast.

Tax Revenue
(millions of dollars)
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Personal income tax	11,874	11,990	12,619	13,451	14,335

Corporate income tax	4,871	4,177	4,614	5,031	5,388

Education property tax	2,441	2,455	2,567	2,661	2,767

Carbon tax	1,324	175	-	-	-

Other taxes	3,068	3,136	3,236	3,330	3,440

Total	23,578	21,933	23,036	24,473	25,930

Property tax take from

municipalities has doubled since

2008, while provincial revenue has

increased by 50 per cent.

Revenue | Fiscal Plan 2019 – 23	71

Investing in Canada Infrastructure

Plan provides $3.4 billion to

Alberta, with $3 billion

allocated to LRT projects

in Edmonton and Calgary.

Federal Transfers

Federal transfers are forecast at $9.2 billion in 2019-20, about 18 per cent of total revenue. This is an increase of $1.2 billion, or 15 per cent from 2018-19, primarily from regular growth in major transfers for health care and social programs, increased support under the new Investing in Canada Infrastructure Plan, a one-time $230 million top-up to the Gas Tax Fund, and a $252 million fiscal stabilization payment related to the 2016-17 revenue decline.

The Canada Social Transfer (CST) and Canada Health Transfer (CHT) grow in line with federal annual escalators and changes to Alberta’s share of the national population. For CST, the escalator is 3 per cent, while for CHT, it is based on the higher of the three-year average of national nominal GDP growth, or 3 per cent. For 2019-20, the CHT escalator is estimated at 4.2 per cent. In November 2018, Statistics Canada revised provincial population numbers, which lowered Alberta’s entitlement slightly going forward.

The forecast includes funding for a number of specific programs. The renewed labour market agreements increase by $64 million between 2018-19 and 2022-23. The Early Learning and Child Care Agreement begun in 2017-18 provides $46 million per year. The $1.3 billion ten-year home care and mental health care agreement provides $130 million in 2019-20 and then $469 million over the next three years, 2020-21 to 2022-23. The federal government is providing $24 million by 2022-23 to combat opioids, and funding for drug impaired driving training, the Guns and Gangs initiative and Legal Aid.

Federal support for infrastructure was increased with two new programs for public transit and clean water and wastewater several years ago, with remaining funding expected in 2020-21. The new Investing in Canada Infrastructure Plan allocated $3.4 billion to Alberta, with $6 million spent in 2018-19, and $163 million budgeted in 2019-20, $221 million in 2020-21, $483 million in 2021-22 and $520 million in 2022-23. Another $1.7 billion is budgeted between 2023-24 and 2027-28. Decisions on the remaining $0.3 billion are still being determined.

Federal transfers are forecast to grow by an average of 2 per cent between 2019-20 and 2022-23, reaching $9.7 billion, with expected increases in CHT, CST and other transfers enhanced by the programs noted above, but slightly offset by the one-time transfers in 2019-20 for the Gas Tax Fund and fiscal stabilization.

Transfers from Government of Canada
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Canada Health Transfer	4,461	4,697	4,891	5,090	5,320

Canada Social Transfer	1,637	1,705	1,766	1,831	1,901

Transfers to SUCH sector	522	568	580	595	607

Agriculture support programs	272	271	267	268	268

Infrastructure support	397	912	586	813	867

Labour market agreements	255	276	299	314	314

Other transfers	469	771	494	515	469

Total	8,013	9,200	8,883	9,426	9,746

72	Revenue | Fiscal Plan 2019 – 23

Investment Income

Investment income is forecast at $2.6 billion in 2019-20, a $236 million or 10 per cent increase from 2018-19, mainly due to weaker returns for the Heritage and endowment funds in 2018-19, as global equity markets struggled after a half-decade of strong returns. The forecast typically assumes market returns will trend back to “normal” rates, so income tends to increase in years after below-average returns, and as appreciation in asset values are realised. Over the five years 2013-14 to 2017-18, investment income averaged $3.2 billion.

Investment income is estimated to increase by an average of 5.2 per cent per year between 2019-20 and 2022-23, reaching $3 billion. This is mainly from typical Heritage and endowment fund income growth, increasing Alberta Capital Finance Authority (ACFA) income and higher income from student loans as interest rates rise. These are partly offset by lower income from eliminating and repatriating cash from several inactive or unnecessary funds.

Investment income from ACFA is forecast to increase by $151 million or an average of 12.4 per cent between 2019-20 and 2022-23. ACFA accesses the government’s strong credit rating to borrow, and then transfers that advantage to municipalities and other local authorities by on-lending the proceeds. The increases result from anticipated higher demand and greater use of complex financial instruments, such as swaps. These are used to mitigate risk associated with managing the debt portfolio and the portfolio of loans provided to local authorities, including cash flow timing differences for repayments. As a significant amount of “fixed rate” debt has or is maturing, it is being replaced with “floating rate” debt to manage this risk. There is a related offsetting increase in debt servicing costs.

The Agriculture Financial Services Corporation (AFSC) similarly borrows at the government’s rate and lends the proceeds to Alberta’s agriculture sector. Again, associated debt servicing costs are offset by income from loans. AFSC is also an insurer, and has additional funds and investment income from this activity.

Fund Assets / Investment Income
(millions of dollars)	Assets as at	2018-19	2019-20	2020-21	2021-22	2022-23
	Mar. 31, 2019	Actual	Estimate	Target	Target	Target
Heritage Savings Trust Fund	15,956	1,071	1,286	1,217	1,336	1,422

Endowment funds [a]	4,135	234	269	304	346	367

Alberta Capital Finance Authority	16,478	359	358	485	497	509

Agriculture Financial Services Corp.	5,507	138	137	142	149	157

SUCH sector	n.a.	298	284	287	289	293

Cash reserve	2,268	76	82	82	74	71

Other [b]	6,967	173	169	180	202	190

Total	51,311	2,349	2,585	2,697	2,893	3,009

a	Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.

b

Assets include Contingency Account, Cancer Prevention Legacy Fund and Alberta Enterprise Corporation; investment income includes income from these sources, student loans and other investment income from a variety of smaller funds and accounts.

Investment income estimated to

increase in 2019-20, as 2018-19

income was weak.

Revenue | Fiscal Plan 2019 – 23	73

Other Revenue

Other revenue is forecast at $9.8 billion in 2019-20, 19.5 per cent of total revenue. This is a decrease of $484 million from 2018-19, mainly due to the sluggish economic conditions in 2019 and to several intermittent increases in 2018-19. This revenue climbs to $10.3 billion in 2022-23.

The Alberta Gaming, Liquor and Cannabis Commission (AGLC) is responsible for regulation and on-line retail sales of cannabis. Net income includes retailer fees and sales revenue, less costs for administration and purchasing inventory. In 2018-19, net income was negative $34 million, and the forecast is for income to remain negative for the next four years, as set-up, administration and inventory costs exceed revenue. AGLC gaming revenue is down in 2019-20, reflecting the short-term economic weakness in late 2018 that spilled over into 2019, but then grows with the forecast strengthening economy. Liquor revenue is forecast to increase gradually over the next few years.

ATB Financial net income is forecast to gradually recover in 2019-20 from the 50 per cent drop in 2018-19, due primarily to higher-than-expected credit losses from the economic slow-down. Net income then returns to healthier growth in the following two years.

The Balancing Pool was consolidated in government reporting at year-end 2016-17, with a $2 billion net liability resulting from the return of various power purchase arrangements, reported as negative revenue. As the Pool is required to extinguish its net liability by 2030, it needs to generate sufficient net income over this period to do so. The net liability was lowered $763 million in 2017-18 and by $361 million in 2018-19 (reported as positive revenue), based on this need, and also due to higher-than-expected electricity prices. The Pool’s net income is estimated at $210 million in 2019-20, due to continuing efforts to decrease the liability, and to lower debt servicing costs as forecast borrowing requirements have declined with the drop in the liability.

Net income from the Alberta Petroleum Marketing Commission turned negative in 2018-19, due to requirements to make debt toll payments starting June 1, 2018, while the full start-up of the Sturgeon Refinery has been delayed.

Other premiums, fees and licences revenue is lower in 2019-20 due mainly to lower timber royalties and fees, which were elevated in 2018-19 due to record lumber prices, from strong North American housing markets, reduced supply with severe forest fires in B.C. and the U.S., and transportation constraints. Housing markets are not expected to be as strong, and the forecast is cautious due to softwood lumber trade agreement uncertainties. Other premiums, fees and licences revenue recovers in 2020-21, with the economy strengthening and due to a number of policy changes intended to diversify revenue, enhance links between costs and consumers, and move Alberta closer to the averages of fees in other jurisdictions:

•	The share of premiums for a number of agriculture insurance program enhancements and benefits not offered elsewhere is being changed, with producers covering an increasing portion, instead of the government. While this is estimated to increase revenue by $19 million in 2020-21,

74	Revenue | Fiscal Plan 2019 – 23

growing to $35 million by 2022-23, overall premium rate reductions being implemented will mitigate most of the additional producer costs.

•	Increases to motor vehicle and land titles fees are estimated to add about $9 million to 2019-20 revenue, growing to $41 million by 2022-23.

•	Fees for museum admissions and statements of health benefits paid, and rental rates for grazing leases are increasing. New fees for Alberta Immigrant Nominee Program applications and other services are being introduced. These raise revenue by $8 million by 2022-23.

School board, post-secondary institution and health authority (SUCH sector) fundraising and donations revenue is expected to drop $123 million in 2019-20. These types of revenue are linked to economic conditions, and SUCH sector entities employ a relatively conservative approach to forecasting the revenue.

Compliance payments from large industrial emitters to the new Technology Innovation and Emissions Reduction Fund, based on a $30 per tonne carbon price, are estimated to decline in 2020-21 with the regulatory regime effective January 1, 2020. Revenue continues to decrease over the forecast based largely on reduced compliance payments from the electricity sector.

The MacKinnon Panel recommended that post-secondary institutions explore broader revenue streams to reduce reliance on government, and ask students to pay a higher proportion for their post-secondary education, as in other provinces. The freeze on tuition fees is therefore ending in 2020-21, and fees are permitted to increase by up to 7 per cent per year for the next three years, to move closer to the revenue mix of other jurisdictions. Revenue grows by $231 million between 2019-20 and 2022-23, with $181 million attributable to the fee increase.

University Revenue Sources by Province

Sources:	2016-17 Revenue from Canadian Association of University Business Office FIUC database; 2016-17 University Headcount from Statistics Canada Table 37-10-0015-01.

Other revenue is estimated to decrease $274 million in 2019-20, due mainly to several non-recurring or unexpectedly-high items in 2018-19 revenue, including gains on asset disposals and adjustments for prior-year expense accruals, such as

Agriculture producers to pay

higher share of premiums for

certain insurance program

enhancements and benefits.

MacKinnon Panel recommended

post-secondary institutions

broaden their revenue mix, reduce

reliance on government grants

and move to comparable funding

frameworks as other provinces.

Revenue | Fiscal Plan 2019 – 23	75

No market access scenario

reduces revenue by $3 billion

in 2022-23.

for disasters, or social, health and other grant programs. AIMCo investment management charges are also expected to be lower in 2019-20. The forecast includes increases to revenue from municipalities instead of the province paying for biology casework analysis, estimated at $5 million starting in 2020-21, and sharing 60 per cent of fines and penalties revenue with municipalities, instead of 73.3 per cent, estimated at $37 million per year beginning 2020-21.

Revenue from Other Sources

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target
AGLC - gaming / lottery	1,446	1,414	1,410	1,454	1,481

AGLC - liquor	860	823	910	928	947

AGLC - cannabis	(34)	(31)	(34)	(24)	(25)

ATB Financial	139	153	243	284	284

Balancing Pool	361	210	85	94	103

Alberta Petroleum Marketing Comm.	(215)	(173)	(78)	(264)	(234)

Post-secondary tuition fees	1,256	1,309	1,396	1,467	1,540

Health / school board fees	701	697	705	714	723

Other premiums, fees and licences	1,954	1,866	1,946	1,950	1,978

SUCH sales, rentals, services	968	1,053	1,067	1,081	1,094

SUCH fundraising, donations, gifts	809	686	701	712	720

TIER Fund	528	556	478	454	415

Other	1,482	1,208	1,248	1,249	1,240

Total	10,255	9,771	10,077	10,099	10,267

Risks

Alberta relies heavily on revenue that is volatile and unpredictable, including non-renewable resource revenue, corporate income tax and investment income. Since 2004-05, these have accounted for up to 55 per cent of total revenue, but in 2019-20 they are estimated at only 27 per cent. This revenue is linked to factors such as energy prices, equity markets, exchange and interest rates, geopolitical events, global economic swings and weather, which are all uncertain and can fluctuate rapidly. The corporate income tax and resource revenue decline relative to 2014-15 was directly tied to the oil price collapse. This large revenue uncertainty means the Alberta government must assess the degree of risk associated with its revenue outlook and spending decisions.

For example, under a “no market access” scenario, described on pages 49–50 of the Economic Outlook, in which the three expected pipelines (Enbridge Line 3, Trans Mountain expansion and Keystone XL) are permanently cancelled, foregone income tax and resource revenue would be $3 billion by 2022-23. This is due to the higher transportation costs bitumen producers would face and, in turn, lower prices they would receive. Transportation by rail adds US$7–9 per barrel to costs, and the light-heavy oil price differential would climb to US$21.70 per barrel instead of the US$17.10 per barrel that the Budget 2019 forecast is based on. As a result, investment in Alberta would be about $13 billion lower, production about 120,000 barrels per day less, and jobs and the economy would be significantly impacted.

The MacKinnon Panel recommended the government adopt a Revenue Forecasting Allowance equal to 0.75 per cent of total revenue, once the budget

76	Revenue | Fiscal Plan 2019 – 23

is balanced in 2022-23, growing to 1.25 per cent of revenue over the following three years. Budget 2019 implements this recommendation. An allowance of $450 million must be deducted prior to the balanced budget calculation.

Global and US Economies

•	Budget 2019 assumes global economic expansion of around 3 per cent in 2019. Growth in China continues to decelerate, and trade disputes and other issues have slowed economic activity in many economies. Substantial risks remain. Weaker-than-forecast global growth would harm Alberta’s revenue forecast, as oil prices would remain lower for longer.

Energy Prices

•	The WTI oil price is forecast to average US$57/bbl in 2019-20, $58 in 2020-21, $62 in 2021-22, and then $63 in 2023-24. These prices are in line with the average of energy analysts surveyed by the government.

•	Price forecasts depend on an array of assumptions about demand and supply. Factors influencing demand include economic growth in disparate regions around the world, from the U.S. to China to Europe, pipeline or refinery outages, and storage and speculative market activities by traders. On the supply side, the level and duration of compliance with the agreement to cut production by OPEC and several non-OPEC members is critical, as has been the response to higher prices by the U.S. industry. Other factors include investment and drilling decisions by other producers, geopolitical events, civil unrest or terrorist strikes, economic sanctions, or simple weather-related production disruptions.

•	Without sufficient pipeline capacity, Alberta’s growing bitumen production has to be transported by more costly rail, increasing the light-heavy differential, lowering prices for producers and government revenue.

•	Natural gas prices remain weak due mainly to increasing production of U.S. shale gas that has outstripped demand growth.

Interest Rates

•	Interest rates bumped up during the last year, and are forecast to rise very gradually over the next several years. Lower rates generally help government investment income. While short-term investments perform poorly, the

Sensitivities to Fiscal Year Assumptions, 2019-20[a]
(millions of dollars)	Change	Net Impact
Oil price (WTI US$/bbl)	-$1	-310

Light-heavy oil price differential (US$/bb)	+$1	-280

Natural gas price (Cdn$/GJ)	-10¢	-20

Exchange rate (US¢/Cdn$)	+ 1¢	-260

Interest rates	+1%	-255

Primary household income	-1%	-210

a

Sensitivities are based on current assumptions of prices and rates and show the effect for a full 12 month period. Sensitivities can vary significantly at different price and rate levels. The energy price sensitivities do not include the potential impact of price changes on the revenue from land lease sales.

Resource Forecast Allowance of

$450 million included in 2022-23

bottom line, as recommended by

MacKinnon Panel.

Without sufficient pipeline

capacity, Alberta producers face

higher transportation costs,

lowering prices they receive.

Revenue | Fiscal Plan 2019 – 23	77

market value of bonds with higher rates held in endowment portfolios increase. Lower rates also typically encourage business investment, economic activity and consumer spending, all providing economic support to Alberta’s resource-based economy.

•	Rising rates pose risks for indebted households, consumer spending and the government. Substantial borrowing is planned, and higher rates make borrowing or refinancing of debt more expensive.

Exchange Rates

•	The US-Canadian dollar exchange rate is forecast to average 75US¢/Cdn$ in 2019-20, 76 cents in 2020-21, 77 cents in 2021-22, and 78 cents in 2022-23. It was 76.3US¢/Cdn$ in 2018-19.

•	A stronger Canadian dollar decreases the value of oil exports and the demand for exports priced in Canadian dollars. Changes in the exchange rate affect the profitability of energy producers, which can affect investment and government resource revenue as energy prices and contracts are mainly in US dollars. Investment income is also impacted due to significant foreign holdings in the Heritage Savings Trust Fund and endowment funds.

Equity Markets

•	Equity markets performed well for five years, but were not as strong in 2018-19. Investment income benefited, averaging more than $3 billion between 2013-14 and 2017-18, though it fell to $2.3 billion in 2018-19. Markets can be affected by a wide range of factors, such as the strength of the U.S., European and developing economies, or fluctuations in commodity prices and interest rates.

•	Alberta has significant assets invested globally. Forecast investment income is based on long-term expected rates of return. Financial market performance and investment income could vary considerably.

Net Corporate Operating Surplus

•	Corporate profits in Alberta were hit hard in 2015 and 2016, but began rebounding in 2017 and 2018 with reduced costs, and growing production, exports and consumer spending. In late 2018, oil prices declined and the light-heavy oil price differential expanded, eroding corporate profits in 2018 and those expected for 2019. Production curtailment is also impacting sales volumes and income. Business investment is expected to improve, bolstered by petrochemical and other projects. However, it can be difficult to predict how forecast net corporate operating surplus translates to corporate income tax revenue. Taxable income can differ significantly from corporate profits, due to tax changes or discretionary deductions such as depreciation or prior-year losses which can be carried forward or back and affect corporate income tax revenue for years.

78	Revenue | Fiscal Plan 2019 – 23

BUDGET 2019

GOVERNMENT OF ALBERTA | 2019–23

Fiscal Plan

Expense

79

Expense	81

Spending Within Our Means	81

Health	83

Kindergarten to Post-Secondary Education	86

Social Services	92

Other Ministries	97

Public Sector Compensation	115

Streamlining Government Processes	119

Note: Amounts presented in tables may not add to totals due to rounding.

80	Expense | Fiscal Plan 2019 – 23

Expense

Spending Within Our Means

Budget 2019 is focused on bringing government spending within our means while protecting Alberta’s core public services and making life better for all Albertans.

The previous government dramatically increased debt and the costs of servicing that debt, and left Albertans with a precarious financial situation as total expenses grew by over $7 billion, or 15 per cent, over four years (2016-2019).

Policy and legislative changes will realize operating savings of 0.5 per cent in 2019-20 and 2.3 per cent by 2020-21. Total operating spending by 2022-23 will be 2.8 per cent lower, or $1.3 billion lower, than 2018-19 levels. Total cumulative operating savings over the next four years is nearly $4 billion compared to 2018-19.

The goal is to bring government spending more in line with that in other provinces, while providing the better services and outcomes Albertans deserve.

Expenditures Per Capita

Source:

Amounts for 2008-09 to 2017-18 are based on Statistics Canada data. Amounts for Alberta from 2018-19 onward are based on the amounts presented in the budget adjusted for Statistics Canada methodology. Expenditures for BC, ON, QB from 2018-19 onward were adjusted based on the percentage increase provided in each province’s budget.

Expense | Fiscal Plan 2019 – 23	81

Budget 2019 – 4 Year Expense Summary Table
(in millions)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target
Operating Expense by Ministries
Health	20,409	20,610	20,616	20,632	20,672
Kindergarten to Post-Secondary Education
Kindergarten to Grade 12	8,223	8,223	8,223	8,223	8,223
Post-Secondary	5,392	5,117	4,976	4,866	4,756
Social Service Ministries	5,754	6,134	6,188	6,244	6,268
Other Ministries	8,656	8,115	7,332	7,214	7,174

Total Operating Expense	48,434	48,199	47,335	47,179	47,095

Disaster and Emergency Assistance	507	636	-	-	-
Capital Grants	1,952	2,086	1,957	1,999	2,024
Amortization/Inventory Consumption/Loss on Disposals	3,651	3,691	3,775	3,848	3,875
Debt Servicing	1,971	2,265	2,520	2,780	3,013
Pension Provisions	(190)	(337)	(375)	(324)	(248)
Expense before Crude by Rail and Contingency	56,329	56,540	55,212	55,482	55,759

Crude by Rail Provision	6	1,500	-	-	-
Contingency and Disaster and Emergency Assistance	-	680	750	750	750

Government is committed to providing public services to people with the greatest need. To that end, Budget 2019 maintains or increases funding to core social services. Budget 2019 maintains annual funding of:

•  $20.6 billion to provide health services.

•  $8.2 billion for kindergarten to grade 12 (K–12) education services.

•  $3.9 billion for community and social services.

•  $1.6 – $1.7 billion for children’s services.

•  $638 million for seniors and housing services.

Government is taking a prudent approach to all government spending to ensure value for money and live within our means.

82	Expense | Fiscal Plan 2019 – 23

Health

The Ministry of Health delivers services to all Albertans and fosters healthy communities where families can thrive. Budget 2019 puts patients at the centre of Alberta’s health care system by improving access so that all Albertans, regardless of where they live, can get high quality health care faster when they need it.

Health spending is the largest budget expenditure at about 43 per cent of total operating costs. Spending grew an average of 5 per cent per year from 2008-09 to 2018-19. There are significant system pressures and challenges: population increases, inflation, increasing drug costs and the need for more continuing care, and addictions and mental health care spaces. This government will make careful, evidence-based decisions to help mitigate these challenges and reduce rising costs. Controlling costs will help us live within our means while providing efficient, quality services to everyone in Alberta.

Alberta Health Care Spending Per Capita vs Other Provinces

	AB	BC	ON	QC	Avg
(excl.AB)

Health per capita spending (2018)	$ 5,077	$ 4,267	$ 4,080	$ 4,370	$ 4,239

Difference (versus average)	$ 838	$ 28	$ (159)	$ 131

Population (in millions)	4.31	4.99	14.32	8.39
Total health spending difference from average (in billions)	$ 3.61	$ 0.14	$ (2.28)	$ 1.10

Sources:	CIHI National Expenditure Database; values for 2018 are forecast. Statistics Canada. Table 17-10-0005-01 Population Estimates on July 1st by Age and Sex

Budget 2019 acts on government’s commitment to maintain or increase health spending and provide a universally accessible, publicly-funded health system. Health’s operating budget is $20.6 billion in 2019-20, an increase of $201 million, or 1 per cent from 2018-19. Funding over four years provides:

•	$100 million for the Mental Health and Addiction Strategy.

•	$40 million for an Opioid Response Strategy.

•	$20 million for Palliative Care.

•	$6 million for a new Sexual Assault Hotline.

•	$4 million for the Health Quality Council of Alberta.

A detailed plan to address surgical wait times is in development for Budget 2020.

Alberta spends more per person compared to other provinces, yet we do not have better health outcomes. The ministry must be more innovative and efficient with the billions of dollars spent on health every year and to offset cost pressures from growing demand for services, and growing cost of services.

Expense | Fiscal Plan 2019 – 23	83

Alberta Health Services (AHS)

Independent contractor Ernst & Young is completing the first comprehensive review of AHS since it was formed 10 years ago. The final report will be released publicly, and is due to government by December 31, 2019. The review will identify potential ways AHS can reduce costs and improve system performance. Savings will be re-invested into front-line services.

In 2019-20, a total of $15.4 billion is budgeted for AHS operations. AHS continues to find savings through ongoing operational best practice initiatives. It will implement many other savings initiatives to offset continued growth pressures, including reducing overall compensation costs within the parameters of the existing collective agreements. Savings in corporate and support areas, as well as clinical reforms, will reflect service levels in other provinces and will provide more consistent services within Alberta. Outsourcing linen and other services are under consideration to allow AHS to focus on the delivery of health care.

Drugs and Supplemental Health Benefits

Provinces and the federal government have been working together on initiatives, including a pan-Canadian generic drug pricing agreement, to reduce the rate of growth in provincial drug costs. However, Alberta’s drug costs are higher than in other provinces, in part due to program design. Budget 2019 reflects savings from implementing a number of program changes. Benefits to people most in need will not be affected.

Program changes will include expanding both the Biosimilars Initiative and Maximum Allowable Cost pricing rules to limit drug benefit coverage to lower-cost alternatives that are clinically appropriate. The Alberta Seniors Drug Benefit Program provides coverage for non-senior dependents such as partners and dependents under 65, a benefit few other provinces provide. Dependent coverage will end later this fiscal year and income testing for seniors drugs will be explored. Even with these changes, $1.7 billion in operating expense is budgeted for these programs in 2019-20, consistent with 2018-19 spending.

Enhancing Scope of Practice

Enhancing scope of practice for professionals in long-term care facilities gives operators the flexibility to hire and deploy the most appropriate staff based on residents’ assessed needs and regulatory requirements. Expanding the Licensed Practical Nurse (LPN) scope lets LPNs work to their full professional capacity. In turn, this can lower the number of Registered Nurse (RN) funded hours per weighted resident day with no impact on residents’ quality of care. Overall, the mix of funded hours will change. Over three years (2020-23), savings of over $100 million are anticipated through these changes.

Physician Compensation and Development

The MacKinnon Panel highlighted that physician compensation in Alberta has grown by nearly 300 per cent since 2002, and average physician fee-for-service billings in Alberta are significantly higher than other provinces. The panel’s

84	Expense | Fiscal Plan 2019 – 23

report noted that one of the challenges in addressing physician compensation costs is the current agreement with the Alberta Medical Association (AMA), which precludes significant changes in how physicians are paid.

The agreement expires on March 31, 2020. Government is prepared to negotiate with the AMA to limit cost growth. Program changes will be required, including adjustments to the schedule of medical benefits, and measures to reduce the rate of growth in the supply of physicians will be necessary to reduce the rate of growth in physician compensation costs. A total of $5.3 billion is budgeted in 2019-20 for Physician Compensation and Development programs, consistent with spending in 2018-19.

Provincial Physician Expenditure Growth Since 2002

Note:	Values used for 2017 & 2018 are forecasts. Comparator Average excludes Alberta.
Source:	Alberta Health completed analysis of the CIHI National Health Expenditure Database.

Slight reductions in Acute Care

reflect shifting more funds into

Community and Continuing Care.

Administration costs have been

reduced by 4 per cent from 2018-

19 and will be reviewed for further

savings following the Ernst &

Young report.

Ministry of Health – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Acute Care	3,767	3,713	3,675	3,675	3,698

Administration	553	530	530	530	530

Ambulance Services	506	495	493	493	494

Cancer Research and Prevention Investment	2	10	14	15	15

Community Care	1,394	1,460	1,488	1,520	1,543

Continuing Care	1,121	1,138	1,138	1,154	1,173

Diagnostic, Therapeutic and Other Patient Services	2,378	2,340	2,328	2,321	2,326

Drugs and Supplemental Health Benefits	1,653	1,740	1,735	1,731	1,733

Home Care	682	682	682	682	682

Information Technology	491	559	636	596	530

Ministry Support Services	60	62	61	61	61

Physician Compensation and Development	5,282	5,311	5,295	5,298	5,326

Population and Public Health	551	618	615	626	626

Research and Education	80	74	77	80	75

Support Services	1,890	1,879	1,850	1,850	1,861
Total Operating Expense	20,409	20,610	20,616	20,632	20,672

Expense | Fiscal Plan 2019 – 23	85

Kindergarten to Post-Secondary Education

Education – K–12

The Ministry of Education supports students, parents, teachers and administrators from Early Childhood Services (ECS) through Grade 12.

Education’s operating expense is $8.2 billion, the same as actual spending in 2018-19. Alberta’s K–12 population continues to grow at a higher rate than other provinces and is up by more than 23 per cent over the past 10 years. Budget 2019 keeps government’s commitment to fund enrolment growth of 2.2 per cent. Three previously targeted grants are reallocated and a one-time transitional grant is implemented to maintain funding at 2018-19 levels for school authorities, including independent schools and home schooling.

Education’s current funding model is not sustainable. Operational funding is driven by enrolment, and demographic changes lead to increased competition among school authorities rather than collaboration and sharing services to optimize efficiency. More students, complex student needs, growing programs and increasing costs need a new framework to support better student outcomes sustainably.

The MacKinnon Panel reported that Alberta has a well-funded education system compared to other provinces, spending $11,121 per student compared to British Columbia at $9,681.

Student Enrolment Growth – A Historical Perspective 15 years

Source:	Budget & Fiscal Analysis Branch, Alberta Education

86	Expense | Fiscal Plan 2019 – 23

The MacKinnon Panel recommended government review and revise its education funding formula to address enrolment growth, and provide incentives for sharing services and achieving better student outcomes. This recommendation is in keeping with government’s commitment to maintain education funding, while seeking greater efficiency by reducing administration overhead and pushing resources to front-line teachers.

The ministry is consulting with stakeholders as part of an assurance and funding review. This will support the development of a new K–12 Assurance and Funding Framework that will come into effect in September 2020 for the 2020-21 school year. The new framework is expected to:

•	Increase the share of funding going into the classrooms.

•	Contain cost growth.

•	Predictably allocate funds.

•	Assure the long-term viability of rural schools.

•	Improve key performance data available to parents and reporting to stakeholders.

•	Foster collaboration among school authorities in procurement and providing services to realize economies of scale, create centres of excellence and encourage best practices.

Budget 2019 will use the 2019-20 school year as a transition year for the current funding model, keeping government’s commitment to fund enrolment growth while re-allocating the Class Size Funding, Classroom Improvement and School Fee Reduction grants, and introducing a one-time per student transition grant to school authorities.

In consultation with the minister, school authorities can spend their own-source revenue and reserves generated from accumulated surpluses of prior years. Revenue from sources other than government was $782 million in 2018-19 and is expected to grow over $100 million in the next four years. This is to respect parents’ choice by increasing school boards’ ability to provide specialized educational services focused on individual student needs at a reasonable fee. School boards also have access to $392 million in accumulated reserves from operations, and $226 million in capital reserves, so they can continue to deliver high level educational services while we transition into a new more sustainable funding model.

The table on the following page shows how adjusted accumulated reserves from operations grew consistently from 2012-2016 by over 60 per cent before beginning to drop in 2017. This led to increased Auditor General scrutiny of how the department monitors school board reserves, and to a formal recommendation in November 2018 that Education improve its processes to monitor, assess and report on school board operating reserves. It is expected that the boards will honour their commitments to follow the reserve guidelines established by Education in response to the Auditor General recommendation and use the reserves to support programming.

A new K–12 Assurance and

Funding Framework is being

developed.

Schools boards have reserves

to support programming –

$392 million in operating and

$226 million in capital reserves.

Expense | Fiscal Plan 2019 – 23	87

School Boards Accumulated Reserves Source: Ministry of Education

Ministry of Education – Operating Expense

(millions of dollars)
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	10	7	7	7	7

Instruction - Early Childhood Service to Grade 12	6,329	6,399	6,396	6,407	6,407

Operations and Maintenance	751	706	700	700	700

Student Transportation	375	362	362	362	362

Governance and System Administration	279	279	279	279	279

Program Support Services	192	180	190	190	190

Accredited Private Schools and Early Childhood Service Operators	286	291	290	278	278
Total Operating Expense	8,223	8,223	8,223	8,223	8,223

Advanced Education

The Ministry of Advanced Education oversees Alberta’s adult learning system that offers a broad spectrum of formal, non-formal and other learning across all regions of the province. The adult learning system is integral in helping build vibrant and inclusive communities while removing barriers, supporting greater equality and helping people reach their full potential. The adult learning system also enables innovation and helps address critical questions and challenges related to labour force demands and the need for a resilient and diversified economy.

By providing Albertans with a wide range of opportunities to advance their education, the adult learning system produces a highly skilled and productive workforce, empowers citizens to make meaningful contributions to their communities.

Alberta spends more on post-secondary education per student than most other provinces. If Alberta spent at the same rate per student as our neighbours in B.C., we would save over $700 million per year.

88	Expense | Fiscal Plan 2019 – 23

Under the current model, institutional increases have been applied equally, regardless of whether or not institutions are achieving results. Alberta can no longer afford a funding model that does not reflect Alberta’s economic realities or provide the results that Albertans deserve. For the first time in decades, Alberta will move away from increases based on historical funding and will start to fund based on outcomes and needs. For most of the past 15 years, funding increases have significantly outpaced population growth and inflation (see graph on page 90).

To respond to evolving system needs and to the MacKinnon Panel, the ministry will introduce a new funding model. Changes will take effect in 2020-21. This model will introduce performance based, at-risk funding that responds to system performance. The focus will be on accountability, student service delivery and job creation. It also will bring Alberta’s post-secondary costs in line with other Canadian jurisdictions. Transition provisions will ensure institutions’ viability. Ending the tuition freeze that was in place for the past five years will bring Alberta tuition levels for degree programs closer to those in other provinces.

The new funding model will help institution boards, senior administrators and the broader campus community to proactively manage costs and demonstrate value for money. This model will drive institutional transformation through funding reductions and by rewarding institutions for finding efficiencies and increasing enrolment.

While Alberta is reducing its funding to post secondary institutions, our funding per student is still significantly higher than comparator provinces.

Post-secondary Spending

(per capita)

Sources:	Alberta Treasury Board and Finance, Report and Recommendations – Blue Ribbon Panel on Alberta’s Finances (MacKinnon Panel report), Statistics Canada, and Budget 2019 documents for ON, QB and BC.

There are no reductions to student

scholarships.

Expense | Fiscal Plan 2019 – 23	89

Government places tremendous value on advanced education and recognizes post-secondary students are the next generation of leaders. Budget 2019 strives to create jobs by investing in a fiscally responsible way that increases accountability over performance. Government funding must deliver the best services and results for students and taxpayers.

Advanced Education’s operating expense is budgeted at $5.1 billion in 2019-20, down five per cent from last year. Operating expenses are reduced 12 per cent over four years to $4.8 billion by 2022-23, saving $1.9 billion. This is achieved largely through departmental efficiencies and by reducing Campus Alberta Grants to institutions.

Budget 2019 provides additional funding to:

•	Support apprentices, including women who wish to pursue the skilled trades, by expanding the Women Building Futures program ($10 million over the next four years).

•	Help young Albertans demonstrate their skills on the national and world stage and participate in the Skills Canada National Competition ($2 million over four years for Skills Canada Alberta).

•	Double the number of schools to 1,000 from 500 that work with CAREERS the Next Generation, and quadruple the number of students and full-time apprentices from 1,567 to 6,000 by 2023 ($4.3 million annually by 2022-23).

Funding to Post-Secondary Institutions – A Historical Perspective

Source:	Advanced Education

90	Expense | Fiscal Plan 2019 – 23

New veterans’ and trades scholarships will be introduced ($1 million per year). A new Skills for Jobs Task Force, with funding of $1 million, will report on how to reform education to expand vocational education and the skilled trades.

The MacKinnon Panel reported that Alberta universities and colleges depend far more on government grants and less on tuition as a share of revenue compared to British Columbia and Ontario. Government’s ability to provide the additional funding to programs and services is limited. Encouraging institutions to expand revenues from non-government sources, combined with ending the tuition freeze in 2020-21, will rebalance institutional revenues. Untying the hands of the institutions will reduce their dependency on government funding and will mitigate the impacts of funding reductions.

Ministry of Advanced Education – Operating Expense
(millions of dollars)
	2018-19 Actual	2019-20 Estimate	2020-21 Target	2021-22 Target	2022-23 Target

Operating Expense

Ministry Support Services	12	11	10	10	10

Support for Adult Learning	81	80	79	79	79

Apprenticeship Delivery	32	37	38	39	39

Student Aid	230	232	207	210	213

Foundational Learning Supports	97	97	96	96	96

Post-Secondary Operations	4,939	4,660	4,545	4,432	4,319
Total Operating Expense	5,392	5,117	4,976	4,866	4,756

Expense | Fiscal Plan 2019 – 23	91

A new Alberta Child and Family

Benefit is being introduced.

Social Services

Children’s Services

The Ministry of Children’s Services focuses on prevention and early intervention, child development and delivering supports and services to vulnerable children, youth and families. It works to ensure that children in Alberta have the tools they need to thrive in healthy families and communities.

The ministry’s operating budget is $1.6 billion, an increase of $94 million compared to 2018-19. The expenditure is expected to grow by 15 per cent by 2022-23, compared to 2018-19. This increase aligns with government’s commitment to protect vulnerable Albertans while living within our means.

The ministry will review the Child Care Licensing Act over the next year to reduce red tape, support greater choice for parents and maintain focus on the safety of children.

Provincial child care spending will continue to centre on affordability, quality and accessibility in licensed and approved settings while transforming the system overall. A transformed child care system will mean families will be able to choose from a variety of options to meet their unique needs and that the lowest income families will be supported with subsidies that help ensure their children’s access to quality programs.

Early Learning and Child Care Centres (ELCC centres) were developed to test the concept of universally accessible, affordable, quality child care in a publicly funded, publicly managed system. ELCC centres began as a pilot program and will continue to the end of the three-year term. This pilot will be evaluated through a rigorous review process.

Families will benefit from government spending in prevention and early intervention to support safety, well-being and resiliency for young Albertans. Government procurement of community resources will consider the needs of children, youth and families at risk. Delivery will be standardized and align with the province’s well-being and resiliency model. The transformed model will focus on providing a broad range of services for families with children from birth to 18 years of age.

A new Alberta Child and Family Benefit will protect the most vulnerable by giving more to those with the lowest income. It will maintain incentives to enter the workforce as a portion of benefits are phased-in based on employment income. The new benefit will replace the Alberta Child Benefit and the Alberta Family Employment Tax Credit. Consolidation simplifies payments for families and lowers administrative costs. The benefit increases financial support to low income families and ensures Alberta has some of the most generous child benefits in the country (see the tax section on page 147 for more information).

92	Expense | Fiscal Plan 2019 – 23

Ministry of Children’s Services – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	7	7	7	7	7

Child Intervention	800	868	858	865	867

Child Care	402	419	409	425	442

Early Intervention Services for Children and Youth	104	104	91	91	91

Policy, Innovation and Indigenous Connections	11	9	9	9	9

Alberta Child Benefit	169	179	46	-	-

Alberta Child and Family Benefit	-	-	220	298	303
Total Operating Expense	1,492	1,586	1,639	1,695	1,719

Community and Social Services

The Ministry of Community and Social Services supports families and communities, and helps Albertans access disability services, financial supports, services for the homeless and other social-based programs. The ministry’s operating expense is budgeted at $3.9 billion in 2019-20 and for the remainder of the Budget 2019 fiscal plan, an increase of 7.6 per cent or $276 million.

Spending in community and social services will protect Albertans in need, while the ministry will look to reduce administrative costs for the multitude of programs provided.

Income Support (IS) and Assured Income for the Severely Handicapped (AISH) benefits will be maintained. Under the previous government, benefits were adjusted annually using the Alberta Consumer Price Index (indexing). Indexing will be paused, reducing costs by $10 million in 2019-20.

Alberta’s benefit rates are much higher than other provinces on social services in several key areas, including AISH benefits. Reform in social services will ensure that vulnerable Albertans continue to receive the support they require.

Ongoing consultation and collaboration will help balance fiscal efficiency with care and service. Caseload growth is a key cost driver with caseloads growing by 17 per cent for AISH, 14 per cent for Persons with Developmental Disabilities (PDD), and 30 per cent for Family Support for Children with Disabilities (FSCD) over the past four years. A full program review will determine what activities provide value while clearing tasks that distract from client service.

The low income transit support pilot in Edmonton and Calgary is extended to support Albertans in need, at $9.5 million per year.

Low income transit support is

extended.

Expense | Fiscal Plan 2019 – 23	93

We pay so much more than other

provinces in AISH benefits, it would

take around 20 years of inflation for

the next most generous province to

reach Alberta benefit levels.

Jurisdictional Scan of AISH Benefits
Rank	AISH Monthly Core Benefit
	One Adult

1	AB	$1,685

2	SK	$1,255

3	BC	$1,183

4	ON	$1,169

5	PE*	$818

6	NB	$763

7	NL*	$754

8	NS	N/A

9	QC	N/A

10	MB	N/A
* NL and PE information is from 2017

The population qualifying for

AISH benefits (based on caseload

growth) has grown by more than

three times higher than the growth

rate of Alberta’s general population

in the past four years (17 per cent

compared to 5.4 per cent).

Growth in Population, Caseload and Cost From 2015 - 2019

Sources: Ministry of Community and Social Services

Ministry of Community and Social Services – Operating Expense
(millions of dollars)
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	13	12	12	12	12

Employment and Income Support	921	983	935	854	790

Assured Income for the Severely Handicapped	1,142	1,285	1,308	1,354	1,399

Disability Services	1,241	1,308	1,325	1,359	1,378

Homeless and Outreach Support Services	196	197	197	197	197

Community Supports and Family Safety	120	125	133	134	134
Total Operating Expense	3,634	3,910	3,910	3,910	3,910

94	Expense | Fiscal Plan 2019 – 23

Seniors and Housing

The Ministry of Alberta Seniors and Housing provides programs and services to assist seniors and promote their safety and wellbeing. The ministry also supports the development of affordable housing and ensures Albertans in need have access to housing options.

The ministry’s operating expense budget is $638 million, rising slightly to $639 million annually for 2020 to 2023. That’s an increase of $9 million or 1.4 per cent compared to 2018-19. This modest increase reflects government’s commitment to living within our means while ensuring no spending reductions for seniors and keeping seniors above the poverty line.

Seniors Payments and Poverty Line

Note:	2019 data. All figures assume no sources of private income. Data for Quebec was not available.
(1) These are pre-index maximum rates.
Sources:

Provincial Benefit payment rates from Alberta Seniors & Housing: GIS and OAS rates from the Government of Canada; Poverty lines from the Government of Canada, Canada’s First Poverty Reduction Strategy.

There are no planned reductions in seniors benefits. Pausing indexation of the Alberta Seniors Benefit, Special Needs Assistance programs, Supplementary Accommodations Benefit, and the Seniors Lodge Assistance program is planned and will reduce costs by $55 million over four years. Funding will accommodate caseload growth in these programs so all seniors that qualify continue to benefit. New program delivery mechanisms and savings in other areas are expected to accommodate growth in seniors programs.

Operating budgets for Housing Management Bodies (HMBs) will be reduced by an average of 3.5 per cent beginning January 1, 2020 for a total savings of $17 million over four years. Government will honour existing rental assistance agreements. In addition, HMBs hold $14 million in rental supplement advances. Operational efficiencies and transforming the housing system are also expected to create operational efficiencies of $12-$25 million over four years.

Expense | Fiscal Plan 2019 – 23	95

A 24 per cent reduction to the Rental Assistance program will save $44 million over three years beginning in 2020-21. The department will rigorously pursue partnerships with the HMBs and private sector to reduce the public costs of affordable housing while effectively serving people in need.

Ministry of Seniors and Housing – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating Expense

Alberta Seniors Benefit	390	403	417	428	437

Alberta Social Housing Corporation	189	183	171	160	151

Housing	12	12	11	10	10

Ministry Support Services	5	5	5	5	5

Seniors Services	34	35	35	36	36
Total Operating Expense	630	638	639	639	639

96	Expense | Fiscal Plan 2019 – 23

Other Ministries

Agriculture and Forestry

The Ministry of Agriculture and Forestry is responsible for policies, legislation, regulations and services necessary for Alberta’s agriculture, food and forest sectors to grow, prosper and diversify. The ministry also conducts wildfire and forest management, and supports food quality and safety.

The ministry will reduce expenses by 9.1 per cent this year, or $88 million compared to 2018-19. Operating expenses are budgeted at $879 million. Further reductions are planned until 2022-23, when expenses will be decreased 15 per cent from 2018-19. This reduction aligns with Alberta’s commitment of ensuring expenditures keep pace with revenues.

Following a review of Agriculture Financial Services Corporation (AFSC) office network, corporate operations and service delivery model, AFSC expects to reduce expenses by $5.3 million by 2020-21. Service delivery will be enhanced to include on-farm/site visits and improved online service delivery. This is in addition to their Client Service Center, real time chat line service and access to any branch in their network. A strategy has been developed to meet the evolving expectations of their clients. Additionally, through streamlined processes, automation, red tape reduction and elimination of unnecessary processes, AFSC expects to reduce discretionary administration expenses by a further $1.6 million by fiscal 2020-21.

The ministry will also achieve savings of $34.1 million over four years by transitioning to a framework of producer and industry-led research. The goal is to maintain research capacity in the most cost effective manner. Over the next several months, the department will work with farmers, producers and industry to determine their research priorities and build programs to support them. A review will be conducted to demonstrate how to focus research where needed at a lower cost.

Aligning Alberta’s forestry operations with other provinces will save $75.8 million over four years. A key increase is $20 million over four years that supports mountain pine beetle mitigation. Alberta’s forestry and agricultural exports were valued at $15.8 billion in 2018, of which forestry exports were $4.2 billion. Fighting the mountain pine beetle threat honours a platform commitment to protect jobs and industries relying on this strategic resource.

Eliminating the former Alberta Small Brewers Development program and the Liquor Manufacturers’ Program will save $123 million over four years. The introduction of the reduced markup through Alberta Gaming, Liquor and Cannabis (AGLC) creates predictability for small business owners and contributes to economic diversification by supporting Alberta’s small liquor manufacturing sector.

Government is a champion of Alberta’s agriculture and forestry industries and stands with them to ensure their continued success and future growth. The ‘Fighting for Agriculture and Forestry’ Strategy is designed to strengthen consumer confidence and promote agriculture and forestry. Budget 2019 allocates $2 million to support this important initiative in 2019-20.

The commitment to fight mountain

pine beetle with $20 million

is honoured.

Expense | Fiscal Plan 2019 – 23	97

Ministry of Agriculture and Forestry – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	18	17	16	16	15

Rural Programming and Agricultural Societies	16	16	15	15	15

Processing, Trade and Intergovernmental Relations	64	34	30	28	27

Primary Agriculture	77	70	57	52	51

Lending	26	31	29	30	30

Insurance	433	404	401	401	401

Agriculture Income Support	89	89	89	89	89

Forests	171	172	154	152	151

Climate Change Initiatives	36	3	-	-	-

Canadian Agricultural Partnership	37	42	42	42	42
Total Operating Expense	967	879	834	824	822

Culture, Multiculturalism and Status of Women

The Ministry of Culture, Multiculturalism and Status of Women supports Alberta’s creative and cultural industries, artists and arts community, recreation and sport, and the non-profit and voluntary sectors. The ministry’s operating expense budget starts with $218 million, reducing to $158 million by 2022-23. This includes the gradual conclusion of the screen-based production grants, which will be transformed to a film tax credit administered by Economic Development, Trade and Tourism.

The ministry will reduce contributions to the Community Initiatives Program and Other Initiatives Program, by $56.8 million over four years. Reductions in support for major fairs in Edmonton and Calgary will save $23 million over four years. Responsibility for all of the Alberta Sport Connection programs will be transferred to the department, saving $2.7 million over four years. Responsibility for all of the Alberta Historical Resources Foundation and Historic Resources Fund programs will also be transferred to the department, saving $800,000 over four years.

Ministry of Culture, Multiculturalism and Status of Women – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	8	8	8	8	8

Community and Voluntary Support Services	60	45	39	40	39

Arts and Creative Industries	83	84	73	55	39

Francophone Secretariat	1	1	1	1	1

Heritage	54	52	46	46	46

Recreation and Physical Activity	26	23	20	20	20

Status of Women and Multiculturalism	4	5	5	5	5
Total Operating Expense	236	218	192	175	158

98	Expense | Fiscal Plan 2019 – 23

Economic Development, Trade and Tourism

The Ministry of Economic Development, Trade and Tourism leads economic development efforts, supports businesses and investors, and promotes Alberta’s tourism industry. The ministry provides targeted support and enhanced access to capital for small and medium-sized businesses. The ministry also represents Alberta internationally by attracting investment and leading negotiation on trade agreements. The operating expense budget is $286 million, compared to $349 million in 2018-19. Through renewed and refocused investment, the ministry’s operating budget will grow to $300 million in 2022-23.

Investment strategies will:

•	Attract large corporate investments that bring economic growth, prosperity and jobs. We will give investors confidence and make it clear that Alberta is the best place in the world to do business. We will focus on real opportunities, targeting the biggest and brightest to invest and grow here in Alberta.

•	Work with the innovation and venture capital community to expand Alberta’s technology sector.

•	Use technology-based solutions to identify companies that are looking to expand and grow their business around the globe.

–

Government will support and accelerate research, innovation and entrepreneurship through post-secondary institutions, Alberta Innovates, Alberta Enterprise Corporation and Economic Development, Trade and Tourism. This will grow globally-competitive enterprises here in Alberta.

–	More than $200 million will be spent for research, innovation and commercialization to develop talent, grow sectors, leverage funding from partners and private sector and help drive global investment.

Alberta boasts a world-renowned resource base, a stable, business-friendly environment, highly competitive tax structure, a young and highly educated workforce, and some of the strongest economic fundamentals in the country. We are committed to expanding and growing these strengths. The investment attraction strategy also reflects a MacKinnon Panel recommendation to make competiveness, investment and attraction a top priority and to reverse the trend of reduced private investment.

The Alberta economy has experienced a decline in private investment since 2014. Government is focused on driving investment back into our province.

Expense | Fiscal Plan 2019 – 23	99

$75 million is planned for

investment attraction and outreach.

Private Investment

($ billions)

Source:   MacKinnon Panel’s Report on Alberta’s Finances

We are redirecting $25 million a year, starting in 2020, to support responsible, dedicated investment attraction. More detail will be presented in Budget 2020.

Alberta is taking a deliberate approach to building technology, data and telecommunication strength, including leadership in artificial intelligence. Over the next 4 years, we will spend over $34 million on initiatives related to artificial intelligence in groups like the Alberta Machine Intelligence Institute (Amii), autonomous systems and cyberinfrastructure supports. In addition to this, Alberta Innovates is committed to advancing data enabled innovation and digital technology for business with $6.5 million in programming and supports to accelerate investments in emerging technology.

Ministry of Economic Development, Trade and Tourism – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	12	10	10	10	10

Economic Development	22	19	14	14	14

Trade and Investment Attraction	26	22	45	45	45

Science and Innovation	25	12	11	11	11

Jobs, Investment and Diversification	25	26	17	32	46

Tourism	56	52	48	47	47

Alberta Enterprise Corporation	2	2	2	2	2

Climate Change	1	-	-	-	-

Alberta Innovates Corporation	181	142	131	131	126
Total Operating Expense	349	286	277	291	300

100	Expense | Fiscal Plan 2019 – 23

Energy

The Ministry of Energy sustains the interests of Albertans through the stewardship and responsible development of energy and mineral resource systems.

Energy’s operating expense budget is $601 million, excluding crude-by-rail, which is budgeted for $1.5 billion. This is an increase of $49 million or nine per cent from 2018-19. Starting in 2020-21, the ministry will realize savings of $51 million or decrease nine per cent compared to 2018-19. By 2022-23, total cumulative savings will be $58 million compared to 2018-19.

Natural Gas

Budget 2019 increases our focus on natural gas and pipelines. Natural gas is key to Alberta’s economy and future prosperity. This energy sector is responsible for thousands of jobs and could generate billions of dollars in revenues. However, we are being forced to sell our natural gas at a massive discount, because we simply cannot get our resources to market.

In an effort to recognize this untapped potential in our province – and our country – the Government of Alberta appointed an Associate Minister and Associate Deputy Minister of Natural Gas. With a budget of $1.1 million, the ministry will oversee a strategic plan to help reinvigorate this critical industry and stand up for Alberta’s economic interests. Government is working side-by-side with industry to efficiently streamline project approvals, improve pipeline access and facilitate the construction of infrastructure that helps our natural gas reach international markets. In doing so, we are restoring confidence in our natural gas sector, attracting investment back to the province and creating good energy jobs for Albertans.

Review and Reduction of Alberta Energy Regulator (AER) Costs

Alberta’s energy sector is an economic driver: attracting billions of dollars in private investment, providing government with royalties and other revenues, and creating jobs in the province and across the country. The Alberta Energy Regulator (AER) oversees the responsible development of Alberta’s oil, oil sands, natural gas and coal resources to get full value for our resources while protecting the environment.

The AER was created six years ago. That time was marked by significant shifts in the economic, environmental and social landscape, including increased competition to attract global investment and reach export markets. Recent reports have highlighted significant governance and management shortcomings at the AER. A $500,000 review of the AER will identify changes and enhancements to its mandate, governance and operations so Alberta remains a predictable place to invest and a world leader in responsible resource development.

We expect to achieve a leaner regulator that more efficiently manages industry investments. Total cumulative savings are expected to be $147 million over four years compared to 2018-19.

Government has incurred

significant liabilities as a result

of previous government energy

policies such as coal phase

phase-out ($1.1 billion) and the

Balancing Pool ($2 billion).

Expense | Fiscal Plan 2019 – 23	101

The Regulated Rate Option

program would have cost

taxpayers $388 million.

The true financial risks of crude-

by-rail were never fully revealed

by the previous government. By

ending this program, we will save

taxpayers at least $300 million.

Adding Value to Alberta’s Oil and Gas Resources

The government welcomes private sector, market-driven investments in technologies that add value to the province’s oil and gas resources. So, we are respecting agreements made under the Petrochemicals Diversification Program and are extending the royalty credit model to incent future projects.

On the other hand, to reduce the financial risk to Alberta taxpayers, the government has discontinued the Petrochemicals Feedstock Program and the Partial Upgrading Program. The previous government announced $2 billion in grants and loan guarantees for these programs, meaning government contributions would be provided up front, prior to confirming a project’s completion and financial viability. Given Alberta’s fiscal climate, it is not prudent for Alberta taxpayers to bear the financial risks of such projects.

Regulated Rate Option

In 2016, the previous government announced its intention to transition Alberta from an energy-only market to a capacity market for electricity. The transition carried a higher risk of volatile electricity prices, so the previous government implemented an electricity price rate cap program, which capped electricity rates for consumers on the Regulated Rate Option at 6.8 cents per kilowatt hour.

In July 2019, as a result of overwhelming industry support, government decided to cancel the transition to a capacity market. This means the rate cap program is no longer required. Budget 2019 includes funding for rate cap payments until the program ends this fall.

The program has cost taxpayers more than $90 million. If continued to its legislated completion date of May 31, 2021, the total cost of the program was estimated at $388 million. By ending the regulated electricity price cap, we are saving taxpayers millions while maintaining consumer choice.

Crude-by-Rail

Government is committed to enhancing Alberta’s market access to ensure fair value for our energy resources. We will follow through on this commitment by advocating for pipelines—not by spending billions of taxpayers’ dollars on additional crude-by-rail capacity. Government should not be in the business of transporting Alberta’s oil. These actions should taken by the private sector. However, we must take a predictable path out of the current rail contracts to help create greater investor confidence in Alberta’s oil and gas sector.

Budget 2019 includes funding for the previous government’s crude-by-rail program in 2019-20. The current government contracted an investment bank to help divest the program. The estimated cost of divestment, including prepaid expenses, could be as high as $1.5 billion. We continue to explore all legal and legislative options to minimize cost to taxpayers.

102	Expense | Fiscal Plan 2019 – 23

Fight Back Strategy and Canadian Energy Centre Corporation

Alberta’s energy sector is a global leader in environmental standards, labour standards and technological innovation, but the energy industry – and provincial revenues – have been compromised by the actions of groups spreading lies and disinformation about Alberta’s energy sector. Government is proudly standing up for 533,000 Canadian jobs supported by the energy sector, and demands a new deal – a fair deal – for Alberta and Canada.

Budget 2019 includes $30 million a year to establish the Canadian Energy Centre corporation to move Alberta from a reactive, defensive approach, to a proactive and assertive strategy in defending our critical energy industry. Success will bolster the energy sector, get Albertans back to work and increase province revenues. $10 million of this funding is being reprofiled from the current government advertising budget; and $20 million will be supported by TIER revenues. In addition, $2.5 million is budgeted for the public inquiry into foreign funding of anti-energy campaigns, which was announced in July 2019.

Ministry of Energy – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	5	7	7	7	7

Resource Development and Management	62	95	90	90	90

Cost of Selling Oil	80	83	84	96	96

Climate Change	85	103	29	33	27

Carbon Capture and Storage	1	1	1	1	1

Energy Regulation	243	225	202	201	197

Orphan Well Abandonment	46	56	57	71	71

Utilities Regulation	30	31	31	31	31
Total Operating Expense	552	601	501	529	519

Expense | Fiscal Plan 2019 – 23	103

Environment and Parks

The Ministry of Environment and Parks works with Albertans, including Indigenous communities and stakeholders, to manage the province’s environment and natural resources to achieve Alberta’s long-term economic, environmental and social goals.

Environment and Parks’ operating expense is budgeted at $610 million for 2019-20. This is an increase of $36 million, or six per cent from 2018-19. Operating expense will then decline each of the following three years to $550 million in 2022-23. This is a decrease of $24 million, or four per cent from 2018-19.

Technology Innovation and Emissions Reduction (TIER)

The Government of Alberta is committed to reducing emissions through the TIER system. This realistic plan will not overregulate or slow our economy, and keeps the focus on large industrial emitters while covering over 48 per cent of emissions from the Alberta economy. Regulated facilities will have options, including reducing their emissions, submitting emission offsets or emission reductions credits, or paying directly into the TIER fund.

The dedicated TIER fund will be used to develop and implement technologies that further reduce greenhouse gas emissions over time. The first $100 million in annual revenue – and 50 per cent of the remaining revenue paid into the fund – will be used for emission reduction projects. These include new and improved technologies for oil sands extraction, research and investment in carbon capture, utilization and storage, and other areas. The TIER system will help energy-intensive facilities innovate and stay competitive by investing in clean technology.

Environment and Parks will work with Albertans to create a climate strategy that doesn’t place an unnecessary economic burden on families. Alberta needs a climate strategy that strikes the right balance between environmental protection and economic growth, and that recognizes Alberta as an ethical and reliable source of energy.

Technology Innovation and Emissions Reduction

(millions of dollars)	2019-20	2020-21	2021-22	2022-23	4-Year Total

Revenue

Climate Change and Emissions Management Fund	556	478	454	415	1,903

Allocations (including operating and capital)
Innovation and Technology	228	200	197	181	806

Deficit Reduction and Canadian Energy Centre	228	189	177	157	752

Carbon Capture and Storage Capital Projects	136	71	58	58	324

Regulatory and Operations	11	11	11	11	43

Coal Workforce Transition	5	7	11	8	31
Total Allocations	608	478	454	415	1,955

104	Expense | Fiscal Plan 2019 – 23

TIER significantly reduces overall compliance costs across regulated facilities, relative to the Carbon Competitiveness Incentive Regulation, while still achieving comparable Greenhouse gas reductions. Over the next four years, revenue from the TIER system is estimated to be $1.9 billion. Of this, $672 million will be allocated to deficit reduction and $80 million supporting the Canadian Energy Centre to respond in real-time to misinformation about Alberta’s energy industry. $1.2 billion will fund emissions reduction and innovation, including $324 million for Carbon Capture and Storage projects and $116 million for the Oil Sands Innovation Fund to continue investment in high emitting in situ facilities to reduce emissions intensity, resulting in improvements to industry competitiveness and increased operational efficiency.

Stewardship of Resources

The Government of Alberta is committed to improving flood resilience in communities across Alberta. Our strategy includes continued investment in community-level projects, upstream storage, healthy watersheds, flood mapping, river forecasting, and emergency response and preparedness. We will continue to work directly with municipalities and First Nations to protect communities.

As proud stewards of Alberta’s natural resources, Environment and Parks is committed to accurate and scientifically sound environmental monitoring. The ministry is increasing delivery effectiveness of scientific activities around oil sands monitoring by consolidating capacity, as well as allowing government to invest efficiently in environmental monitoring and science programs dedicated to air, land, water and biodiversity.

To recognize current fiscal constraint, there will be reductions in Environment and Parks related to contract activities and grants. These and staff attrition are expect to save $27 million by 2022-23.

TIER reduces overall compliance

costs while achieving greenhouse

gas reductions.

Ministry of Environment and Parks – Operating Expense

(millions of dollars)
	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	24	20	20	20	20

Air	22	20	19	19	19

Land	43	42	41	41	42

Water	70	66	63	62	64

Fish and Wildlife	41	36	36	36	38

Integrated Planning	51	31	31	31	31

Parks	87	81	76	64	64

Land Use Secretariat	6	5	5	5	5

Science and Monitoring	69	70	70	70	70

Emissions Management	147	231	206	202	189

Quasi-Judicial Bodies	14	7	7	7	7
Total Operating Expense	574	610	575	559	550

Expense | Fiscal Plan 2019 – 23	105

Indigenous Relations

The Ministry of Indigenous Relations leads the development of government-wide policies by partnering with Indigenous communities in our “Stand Up for Alberta” strategy to help energy projects and Indigenous people succeed and prosper. Indigenous communities in Alberta want to be partners in the prosperity flowing from the responsible development of Alberta’s shared natural resources.

Indigenous Relations’ operating expense is budgeted at $190 million for 2019-20, $188 million in 2020-21, and $176 million for 2021-22 and 2022-23. Despite the reduction, government is investing in Indigenous communities in meaningful ways through the upcoming years. Specifically, government further partners with Indigenous communities in defense of our shared economic interest:

•	The Alberta Indigenous Opportunities Corporation (AIOC) is being created to support partnering in resource projects. The new AIOC will be the first of its kind. It is a creative solution to the challenges many Indigenous communities have to own, or co-own, major oil and gas projects.

–	It allows Indigenous communities access to capital, so they can participate in major resource projects and enjoy the benefits of Alberta’s resource economy.
–

Budget 2019 facilitates and backstops up to $1 billion in Indigenous investment in natural resource projects and infrastructure, including pipelines. It also keeps our commitment by providing $24 million over four years to support AIOC and help it serve Indigenous stakeholders.

•	The Indigenous Litigation Fund is created to support Indigenous voices in legal actions that affect responsible resource development in Alberta.

–	It helps Indigenous communities defend their own economic development rights when they are threatened.
–	Budget 2019 keeps our commitment to stand together with Indigenous communities by providing $5 million annually in each of 2019-20 and 2020-21 for a total $10 million contribution.

Ministry of Indigenous Relations – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	5	4	5	5	4

First Nations and Métis Relations	28	19	15	15	15

Indigenous Women’s Initiatives	1	1	1	1	1

First Nations Development Fund	117	123	130	130	131

Metis Settlements Appeal Tribunal	1	1	1	1	1

Consultation and Land Claims	26	28	19	17	17

Land and Legal Settlement	18	2	6	1	-

Indigenous Litigation Fund	-	5	5	-	-

Climate Change Initiatives	17	-	-	-	-

Alberta Indigenous Opportunities Corporation	-	6	6	6	6
Total Operating Expense	213	190	188	176	176

106	Expense | Fiscal Plan 2019 – 23

Infrastructure

The Ministry of Infrastructure is responsible for planning, building and managing government-owned infrastructure.

The ministry’s operating expense budget is $460 million, a decrease of $28 million or 5.7 per cent from 2018-19. Continued savings initiatives reduce operating expense by $60 million by 2022-23 or 12.3 per cent from 2018-19.

Infrastructure is working to use its facilities more effectively by increasing densities in government-owned and leased space that reduce government’s footprint and its reliance on expensive leased space. Infrastructure also has a defined process for identifying and declaring properties surplus and disposing of them to minimize costs.

The amount of space government uses is one of the most significant cost drivers facing the ministry. Some government buildings and facilities are underused. Consolidating some users into a single building, and closing underused buildings, will save taxpayers about $25 million over four years.

The ministry will also reduce costs in other areas for additional savings over the next four years.

Ministry of Infrastructure – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	11	12	11	11	11

Capital Construction	15	16	27	13	13

Property Management	265	249	240	231	212

Asset Management	6	6	6	6	6

Realty Services	191	177	189	191	186
Total Operating Expense	488	460	473	452	428

Justice and Solicitor General

The Ministry of Justice and Solicitor General leads a fair and innovative justice system, ensures effective policing and supports victims of crime.

The ministry’s operating expense budget is $1.45 billion for 2019-20, a decrease of $3 million or 0.2 per cent from 2018-19. Operating expenses decrease steadily to $1.36 billion in 2022-23. That’s down $96 million or 6.6 per cent from 2018-19. The department will effect change and save through operational efficiencies and automation of manual processes.

Alberta’s justice system is based primarily on paper records and decades-old processes. The Alberta government is modernizing its justice system through digitization. Over several years, electronic court records will become the official record, more traffic tickets will be payable online, and courtroom operations will be modernized. Innovative ways to address citizen’s legal disputes will also be considered, in line with the possibilities that come with digitizing court processes.

Expense | Fiscal Plan 2019 – 23	107

As part of informing and implementing the rural crime strategy, the Minister of Justice and Solicitor General met with people across the province to hear firsthand the concerns and ideas to stop rural crime. Actions to address the serious rural crime issue include: increasing funding for drug treatment courts, reviewing victims of crime programs, and increasing funding by up to $50 million over four years for the Alberta Law Enforcement Response Teams (ALERT). In keeping with our commitment to Albertans, Budget 2019 provides funding for 50 new Crown prosecutors.

Ministry of Justice and Solicitor General – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	25	24	24	24	24

Resolution and Court Administration Services	200	195	184	163	157

Legal Services	56	54	49	41	38

Alberta Crown Prosecution Service	103	105	109	114	117

Justice Services	176	169	165	160	160

Public Security	522	531	520	518	527

Correctional Services	289	289	270	268	268

Alberta Human Rights	8	7	7	7	7

Motor Vehicle Accident Claims	31	31	31	31	31

Victims of Crime Fund	43	43	33	28	28
Total Operating Expense	1,452	1,449	1,391	1,353	1,356

Labour and Immigration

The Ministry of Labour and Immigration focuses on supporting job creators, building and developing a strong and diverse workforce, promoting safe, fair and healthy workplaces, and attracting skilled workers and entrepreneurs from across Canada and the world to Alberta to support economic growth and diversification.

The ministry’s operating budget is $219 million. While the budget is decreasing to $206 million by 2022-23, this is only a decrease of one per cent from 2018-19 actual operating spending. The budget supports the following initiatives:

•	$9 million over three years beginning in 2020-21 to implement the First Responders and Heroes Fund platform commitments.

•	$2.5 million to support the foreign qualification recognition activities of the Alberta Advantage Immigration Strategy in 2019-20, including establishing the Fairness for Newcomers Office.

Eliminating the Summer Temporary Employment Program (STEP) after the 2019 program year saves about $32 million over four years. Employers and youth will continue to be supported by existing programs and services. Reductions to various grant programs will save $45 million over four years. Administrative savings, including eliminating vacant positions will save a further $9 million over four years.

108	Expense | Fiscal Plan 2019 – 23

In accordance with the legislation, a review of the Workers’ Compensation Act will be completed. The review is expected to include all Workers’ Compensation Board related entities, such as the Workers’ Compensation Board, the Fair Practices Office, the Medical Panels Office and the Appeals Commission for Alberta Workers’ Compensation.

Ministry of Labour and Immigration – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	5	6	6	6	6

Workforce Strategies	116	113	102	106	102

Safe, Fair and Healthy Workplaces	67	73	76	74	74

Labour Relations Board	4	4	4	4	4

Appeals Commission for Alberta Workers’ Compensation	13	13	13	13	13

Medical Panels Office for Alberta Workers’ Compensation	1	1	1	1	1

Fair Practices Office	3	10	7	7	7
Total Operating Expense	208	219	208	211	206

Municipal Affairs

The Ministry of Municipal Affairs helps municipalities provide well-managed, collaborative and accountable local government. The ministry also provides funding, establishes construction and maintenance standards, and manages public lands. The ministry’s operating expense budget is $240 million, a 9 per cent reduction from $263 million in 2018-19. Operating expenses are expected to decrease to $222 million, or by 15.5 per cent, in 2022-23 compared to 2018-19.

The majority of ministry savings come from a 25 per cent reduction in the Grants in Place of Taxes (GIPOT) program in 2019-20 and a further 25 per cent reduction in 2020-21. Total savings are $81 million over four years. Funding will be reduced for the Alberta Community Partnership, saving $1.5 million a year for four years.

As identified by the MacKinnon Panel, Alberta provides significantly more grant support to municipalities when compared with other provinces. Capital grants to municipalities consist of a quarter of all provincial capital spending, approximately 20 per cent higher than the national average. Budget 2019 addresses this spending, and as recommended by the MacKinnon Panel, we are ensuring the funds provided to municipalities are used in a way that aligns with provincial priorities.

Alberta is the only province that accepts population numbers from a municipal census to allocate municipal grants. Given that only a handful of municipalities conduct a census every year, shifting to population estimates will result in more consistent and timely information about Alberta’s population and a fairer allocation of grants.

Municipalities had $17 billion in

reserves as of December 31, 2018.

Expense | Fiscal Plan 2019 – 23	109

Municipal operating funding is

provided by various ministries

and includes:

•	Family and Community Support Services grants are being maintained.

•	Policing grants are maintained and will be informed by the Justice and Solicitor General review.

•	Grants in Place of Taxes are declining by 25 per cent (or $24 million by 2020-21).

•	Library Service grants are maintained at current levels.

•	Alberta 911 and Alberta Community Partnership programs are maintained at current levels.

•	The Municipal Sustainability Initiative (operating grants) is maintained.

•	The low income transit support pilot is prolonged to support vulnerable Albertans ($9.5 million per year).

•	Total operating funding to municipalities is reducing by six per cent over four years.

Grants to Municipalities – Jurisdictional Comparison

Per Capita (person)

Source:   Provincial Territorial (Municipal) Officials Committee, Alberta Treasury Board and Finance and

                  Alberta Municipal Affairs Calculations.

Budget 2019 proposes that the use of population estimates will begin in 2021. Annual estimates will be based on a methodology used in other jurisdictions, and will be produced by the Government of Alberta in collaboration with Statistics Canada.

Changes to municipal funding in Budget 2019 maintain Alberta’s strong support for Alberta municipalities while moving closer to a level of per capita (capital and operating) support that is more in line with other provinces. More information is provided in the Capital Plan.

Ministry of Municipal Affairs – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	8	8	8	8	8

Municipal Services and Legislation	9	10	10	10	10

Municipal Assessments and Grant Administration	26	24	25	23	22

Municipal Sustainability Initiative	29	30	30	30	-

Local Government Fiscal Framework	-	-	-	-	30

Grants in Place of Taxes	54	45	30	30	30

Alberta Community Partnership	18	17	17	17	17

Public Safety	14	15	14	15	15

Alberta Emergency Management Agency	35	33	33	33	33

Quasi-Judicial Boards	7	6	6	6	6

Library Services	37	37	37	37	37

Municipal Cannabis Transition Program	11	-	-	-	-

Safety Codes Council	14	15	15	15	15
Total Operating Expense	263	240	225	223	222

110	Expense | Fiscal Plan 2019 – 23

Service Alberta

Service Alberta is the ministry responsible for such services as registries, land titles, consumer protection and the Alberta Queen’s Printer. The ministry works to modernize program and service delivery to meet emerging needs, and it administers government’s Information Technology infrastructure. Budget 2019 provides Service Alberta with $538 million in operating expense that will decrease to $469 million by 2022-23, a 15 per cent reduction compared to 2018-19.

The majority of ministry savings come from implementing the new Enterprise Resource Planning (ERP) system and from transformational activities and operational efficiencies. In contrast to good project management, the previous government did not build in any contingency amount should the large project not meet timelines.

Government will ensure its commitments to Albertans are kept by expanding online services. This includes introducing self-serve options that will automate procedures and reduce the need for staff.

Some changes will result in easier interactions with the government, such as corporate registry online user management. Operational efficiencies are expected to save approximately $46 million by 2022-23, and transformational activities will generate another $55 million by 2022-23. Government priorities partially offset these savings.

Ministry of Service Alberta – Operating Expense

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	9	9	9	9	9

Land Titles	18	11	11	11	11

Motor Vehicles	12	13	13	13	13

Other Registry Services	10	10	10	10	10

Freedom of Information and Protection of Privacy	12	12	12	12	12

Consumer Awareness and Advocacy	22	20	20	20	20

Utilities Consumer Advocate	6	8	7	7	7

Enterprise and Shared Services	444	437	385	379	369

Alberta First Responders Radio Communications System	21	17	17	17	17
Total Operating Expense	554	538	485	478	469

Expense | Fiscal Plan 2019 – 23	111

Transportation

The Ministry of Transportation promotes a vital and diverse economy by managing transportation safely, supporting municipalities with public transportation and water/wastewater facilities, enabling market access through effective transportation systems, and preserving and developing the provincial highway network and water management infrastructure.

Budget 2019 provides $411 million in operating expense, declining steadily to $372 million by 2022-23. This is a 16 per cent reduction compared to 2018-19. Savings of $137 million will come from reducing road maintenance services, which will be monitored to ensure safety is not affected. Reducing roadway preservation activities over four years will save a further $63 million. Spending to maintain park roads and water management structures will be reduced, realizing $18 million in savings over four years.

To live within our means, Transportation will explore no-cost social media advertising options for traffic safety, and identify administrative efficiencies.

Administrative efficiencies will be achieved by consolidating and reducing operations in Traffic Safety Services, and limiting Transportation Safety Board discretionary spending. The ministry is also reviewing the driver examiner program that moved to an in-house, government-controlled model from the private sector in late 2018-19.

Transportation will continue with the Mandatory Entry Level Commercial Training (MELT) and Pre-Entry Program for New National Safety Code Carriers, along with the Driver Examiner program until the results of the review are known. This will cost $19 million in 2019-20. Safety is a priority, so Alberta’s transportation corridor will be maintained.

Ministry of Transportation – Operating Expense

(millions of dollars)

	2018-19	2019-20	2020-21	2021-22	2022-23

	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	12	11	10	10	10

Program Services and Support	26	25	23	22	22

Traffic Safety Services	36	46	32	25	25

Alberta Transportation Safety Board	2	2	2	2	2

Provincial Highway Maintenance and Preservation	367	327	310	315	313
Total Operating Expense	443	411	376	374	372

112	Expense | Fiscal Plan 2019 – 23

Treasury Board and Finance

The Ministry of Treasury Board and Finance consists of the Department of Treasury Board and Finance, together with Communications and Public Engagement, the Public Service Commission and nine provincial agencies.

In Budget 2019, the ministry’s operating budget is $1.8 billion, a 17 per cent reduction from 2018-19. This will be reduced 36 per cent in 2022-23 to $1.4 billion compared to 2018-19.

Savings will be realized with some reorganization and efficiencies:

•	Savings are expected from government financial agencies, including the Alberta Risk Management Fund and Alberta Investment Management Corporation (AIMCo).

•	Changes by the previous government will be reversed to control administrative costs and enhance governance provisions for public sector pension plans. Plans will continue to be administered by the Alberta Pensions Services Corporation, and invested by AIMCo.

•	Alberta Capital Finance Authority responsibilities will move to the department to realize operational efficiencies while retaining the policies to make low cost loans to local authorities.

•	Strategic direction to ATB Financial will be strengthened so Albertans receive more value from this financial institution. This includes clarifying the organization’s mandate to manage its business in a commercial and cost effective manner and avoid undue risk of loss while earning risk adjusted rates of return similar to, or better than, comparable financial institutions.

•	Process improvements and new service delivery models are being implemented to generate significant savings in Communications and Public Engagement (CPE) and the Public Service Commission (PSC), $14 million over three years and $18 million over four years, respectively.

Eliminating the carbon tax consumer rebates will reduce expenses by $1.9 billion over four years. Following the principle of shifting back to a low-rate, broad-based tax system, the Scientific Research and Experimental Development Tax Credit will be eliminated, saving $214 million over four years. (See the Tax Section on pages 144-145 for more information).

Key cost drivers include increases to legal and statutory requirements, including requirements for the Corporate Income Tax Provision for Doubtful Accounts, Interest Payments on Corporate Tax Refunds, and Teachers’ Pre-1992 Pension Payments resulting in a $286 million expenditure increase over four years.

Expense | Fiscal Plan 2019 – 23	113

Ministry of Treasury Board and Finance – Operating Expense

(millions of dollars)
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Operating Expense

Ministry Support Services	8	14	11	11	11

Budget Development and Reporting	6	7	6	6	6

Fiscal Planning and Economic Analysis	6	6	6	6	6

Investment, Treasury and Risk Management	596	533	525	523	523

Office of the Controller	7	8	8	8	8

Tax and Revenue Management	36	41	38	38	38

Financial Sector and Pensions	178	177	176	176	176

Provincial Bargaining Coordination Office	2	2	2	2	2

Red Tape Reduction	-	1	3	3	3

Public Service Commission	70	72	66	66	66

Communications and Public Engagement	64	35	32	32	32

Gaming	44	50	46	46	46

Carbon Tax – Consumer Rebates	523	180	-	-	-

Teachers’ Pre-1992 Pensions – Payments	479	486	488	488	487

Alberta Family Employment Tax Credit	159	161	41	-	-

Scientific Research and Experimental Development Tax Credits	66	50	-	-	-

Corporate Income Tax Allowance Provision	(46)	15	15	15	15

Total Operating Expense	2,199	1,837	1,462	1,419	1,419

114	Expense | Fiscal Plan 2019 – 23

Public Sector Compensation

In 2018-19, Alberta spent $26.9 billion on public sector compensation, representing 55 per cent of the Alberta government’s operating budget. This is a common cost pressure in delivering public services.

However, as the MacKinnon Panel highlighted, compensation across public sector professions is higher than comparable large provinces, despite Alberta’s lower cost of living “measured by a comparison of provincial taxes and utilities in key cities in each of the provinces” (MacKinnon Panel). According to Statistics Canada, Alberta had the highest total compensation for all public sector jobs per capita in 2018, compared to key comparator provinces of Quebec, British Columbia and Ontario.

Similarly, with some exceptions, workers in many occupations across the Alberta Public Service are compensated as much as 20 per cent higher than the Ontario-West average, a comparator used to reflect the most common interprovincial migration patterns.

Albertans can no longer afford to support a public sector that is so much more expensive than other provinces. Aligning public sector compensation levels with the average of comparable provinces over time will maintain strong public services while furthering government’s ability to maintain a high level of service delivery to Albertans through predictable and responsible spending.

Total Compensation For All Jobs (2018)

Note:	Total Compensation for all jobs includes Government educational services, Government health services and Provincial and territorial government services.

Source: Statistics Canada Table: 36-10-0480-01 and Table: 17-10-0005-01.

MLAs have led by example by

taking a five per cent salary

reduction, while the Premier has

taken a 10 per cent salary cut.

Expense | Fiscal Plan 2019 – 23	115

The following table outlines the budgets for compensation that are contained in Budget 2019. As shown, public sector compensation will decrease 2.1 per cent by 2022-23 compared to 2018-19.

Compensation for Alberta’s Public Sector

(in millions)						% Change
						From
	Comparable	2019-20	2020-21	2021-22	2022-23	2018-19
	2018-19 Actual	Estimates	Target	Target	Target	Actual
Alberta Health Services	8,321	8,327	8,299	8,276	8,237	-1.0%

School Boards	6,262	6,323	6,306	6,317	6,318	0.9%

Post-Secondary Institutions	3,505	3,406	3,349	3,292	3,231	-7.8%

Alberta Public Service (Departments)*	2,904	2,932	2,767	2,696	2,684	-7.6%

Other Government Agencies	645	620	571	571	571	-11.5%

Sub-total	21,637	21,607	21,292	21,152	21,040	-2.8%

Physician Compensation and Development	5,213	5,242	5,228	5,230	5,258	0.9%

Total	26,850	26,849	26,519	26,383	26,298	-2.1%

* Includes salaries for Disaster spending in 2018-19 Actual and 2019-20 Estimates

Budget 2019 calls for tight controls on public sector compensation and contains no increases in compensation for the public service.

Expected position reductions for the year are outlined on page 190. Reductions – mainly through attrition – are expected by 2022-23. Compensation reductions are commensurate with the expected FTE reduction.

Overall savings of $552 million are expected through staff reductions and by simplifying service delivery methods. Further reductions may be necessary to accommodate for awards through arbitration in 2019-20.

With the principles of living within our means, government will reduce employer contributions for the Management Employment Pension Plan (MEPP), saving approximately $65 million over the next four years. This will not affect benefits but will reduce the costs for government contributions.

Alberta Public Service – Compensation Outliers

In many cases, Alberta Public Service workers are compensated significantly higher than the Ontario-West average (a comparator used based on the most common inter-provincial migration patterns). Some representative rates for various occupations in 2018 ranged from 3.5 per cent higher for service workers, five per cent higher for correctional peace officers, and 18 per cent higher for policy analysts. Correcting compensation outliers through a period of restraint, in order to better reflect the Ontario-West average, will maintain Alberta’s competitiveness while furthering the government’s commitment to live within its means.

116	Expense | Fiscal Plan 2019 – 23

Physicians’ Fee-For-Service Payments

Source: Alberta Health completed analysis of CIHI National Health Expenditure Database.

Physician Compensation

Government is prepared to negotiate with the AMA to limit the growth in physician compensation costs. The MacKinnon Panel noted that physicians’ fee-for-service payments are significantly higher in Alberta compared to other provinces. In 2016-17 the average fee-for-service earning for all Alberta physicians was $413,000. That is $107,000 or 35 per cent higher than the average in comparator provinces. Alberta also has among the highest number of physicians per capita, but they are not practicing necessarily where needed. To that end, government plans to amend the Health Care Insurance Act and regulation to give the Minister of Health the authority to place controls on where physicians practice.

Nurses

Alberta has the highest hourly salary range for Registered Nurses, Head Nurses / Supervisors and Graduate Nurses. For example Alberta’s starting hourly salary rates for Registered Nurses is 33 per cent higher than Quebec, and 11 per cent and nine per cent for Ontario and British Columbia, respectively. (Source: KPMG – August 15, 2019 report)

Alberta nurses also have benefit provisions in their contracts not in or uncommon to other Canadian nursing agreements. Among these include annual lump sum payments on top of wages and benefits, Designated Days of Rest and overtime rates that are generally more generous than peers in other provinces.

Expense | Fiscal Plan 2019 – 23	117

Teachers’ Total Maximum Compensation

Note:	Alberta benefits includes 3.1% of salary for the pre-1992 Teachers Pension Plan liability

Sources:	Teacher Maximum Total Compensation: Cross-Jurisdictional Analysis, 2017-18 from the Ministry of Education. Teacher Pension Plan liability history provided by Government of Alberta

Teachers

Alberta teacher total compensation is among the highest in Canada which includes 3.1 per cent additional pay as a result of government assuming 100 per cent of the pre-1992 Teachers Pension Plan liability, valued at $7.7 billion as of March 31, 2019.

118	Expense | Fiscal Plan 2019 – 23

Streamlining Government Processes

Operational Efficiencies – Transforming Financial Services

The MacKinnon Panel reported that the provincial government has spent an average of $4.8 billion a year on goods and services, and contracts. The panel believes a well-managed procurement process and streamlined processes could help control costs.

Treasury Board and Finance, in concert with Service Alberta, is continuing to lead the transformation of government’s financial services to maximize the benefits of new technologies. This modernization will strengthen government’s financial management through more efficient transactions and improved supports such as enhanced analytics, reporting, budgeting and decision-making.

Central to these changes, Treasury Board and Finance will have stronger accountability and authority to set and manage financial practices, policies and processes across departments. This applies to such functions as revenue management, treasury, budgeting and monitoring, compliance, reporting, policy and governance. Increasing the use of centralized services will take advantage of economies of scale and support such functions as procurement, accounts payable, accounts receivable, expense claims and asset management accounting.

Finance branches are increasingly taking a one-government approach to financial operations, strategic management such as departmental budgeting and analytics, and program support such as grant administration, procurement and payments. This approach will help realize operational efficiencies so government is living within our means and delivering corporate service functions in the most cost effect manner.

Cash and Investment Management

Three main components in Budget 2019 enhance government processes related to cash and investments.

Fund dissolution

Dissolving the following funds will reduce organizational complexity, clarify accountability and decision-making, and better manage cash to reduce borrowing requirements and debt servicing costs:

•	Access to the Future Fund

•	Alberta Cancer Prevention Legacy Fund

•	Environmental Protection and Enhancement Fund

•	Historic Resources Fund

•	Lottery Fund

Fund dissolution reduces debt

servicing costs by $13 million while

government continues to honour

program spending.

Expense | Fiscal Plan 2019 – 23	119

Dissolving these funds decreases projected borrowing by about $650 million, saving roughly $13 million in debt servicing costs per year. Dissolving these funds does not impact intended programs’ spending, which are incorporated into ministry budgets and funded from the General Revenue Fund.

Use of Reserves

The government is making changes to help its cash management and reduce debt servicing costs. The Alberta Social Housing Corporation (ASHC) has accumulated a cash reserve balance of $425 million as of March 31, 2019. To effectively utilize the ASHC’s cash reserve, this balance will be used to fund $198 million of the ASHC’s 2019-20 operating and capital requirements and pay off its $50 million outstanding debt owed to CMHC. These changes will draw down the cash reserve balance and reduce borrowing needs and associated debt servicing costs of government.

School boards are also expected to use reserves prudently to deliver services.

Increase Investment in AIMCo

To build a “made in Alberta” portfolio for healthy public investment, the volume of funds invested must be big enough to support optimum earnings and minimize costs. To maximize the funds under investment, government intends to reverse the option of public sector pension plans leaving AIMCo as a fund manager. Moreover, the Alberta Teachers Retirement Fund, Workers’ Compensation Board and Alberta Health Services will be expected to transfer funds to AIMCo for management, reducing redundant administration.

AIMCo is expected to provide maximum returns to its clients, and processes will be expanded to support broader agency involvement.

Creation of a Transferable Supply Vote

Government is implementing a recommendation from the MacKinnon Panel by amending the Financial Administration Act and the Financial Planning and Transparency Act to enhance efficiency, transparency, accountability and flexibility. Amendments will create a transferable supply vote for disasters and other contingencies, and repeal the 1 per cent rule that limits un-budgeted in-year operating spending increases. A transfer of spending authority from the transferable supply vote to a department would only be allowed for a public emergency or disaster, or for an unanticipated priority that is in the public interest and cannot be delayed to the next budget. A spending authority transfer would be approved by Order in Council, enhancing transparency and holding government accountable.

Previous governments significantly under-budgeted emergency and disaster funding at $200 million a year. Natural events risk disrupting a financial plan to balance. Though disasters are difficult to predict, Budget 2019 contains a significant increase for these unexpected events – $680 million in the current year for wildfires, emergencies and other events, then $750 million per year after that as the maximum recommended by the panel.

120	Expense | Fiscal Plan 2019 – 23

Program Review

Acting on a MacKinnon Panel recommendation, government is developing a framework to support a comprehensive approach to program reviews, focusing on program effectiveness and efficiency and ensuring services are in the public interest. The goal is to identify ongoing service innovation and improvement, rather than implementing a one-time cost saving measure. Procurement innovation and modernization will also form a component of program review. It is expected this process will identify savings opportunities for future fiscal plans.

Balancing the budget so that we live within our means is an important step in making Alberta competitive, bringing back jobs, defending Alberta’s independence and ensuring sustainable public services for the coming generations.

Expense | Fiscal Plan 2019 – 23	121

BLANK PAGE

122

BUDGET 2019

GOVERNMENT OF ALBERTA | 2019–23

Fiscal Plan

Capital Plan

123

2019 Capital Plan	125

Municipal Support	128

Other Reductions	130

Roads and Bridges	130

Protect Quality Health Care	130

Capital Maintenance and Renewal	131

Renewing Educational Infrastructure	131

Service Delivery	132

Family, Social Supports and Housing	132

Other	133

Capital Plan Details	134

Note: Amounts presented in tables may not add to totals due to rounding.

124	Capital Plan | Fiscal Plan 2019 – 23

2019 Capital Plan

Alberta’s fiscal reality and the need for long-term financial sustainability is reflected in the Budget 2019 Capital Plan. The Plan introduces a moderated yet comprehensive long-term spending strategy. Albertans can be assured it involves responsible investing and continues to support economic growth, as well as critical ongoing, key public services such as health and education.

The MacKinnon Panel highlights that Alberta spends more per capita, or per Albertan, than its provincial counterparts and contains a number of recommendations related to capital spending. Government heard this message. This Plan brings capital spending into greater alignment with other provinces over time. In doing so, the Plan sets capital spending at a level that will help put the province’s finances on a sustainable footing. At the same time, it honours previous commitments to build and maintain key infrastructure projects while taking into account learnings from the MacKinnon Panel.

The Plan honours government’s platform commitments. It includes: an increase to the Land Trust Grant Program and investments for planning Big Island Provincial Park and redeveloping and expanding services at Hope Mission. Other continuing projects include the Calgary Cancer Centre, a new Edmonton hospital, the Grande Prairie Hospital, province-wide school projects and Edmonton and Calgary light rail transit (LRT).

In addition to providing overall direction to the Capital Plan, the MacKinnon Panel also provided specific recommendations on how to allocate capital funding to municipalities and for capital maintenance and renewal. These types of program changes outline the need for legislation to guide the capital planning process.

Through upcoming legislation for infrastructure planning, government will outline how it will prioritize and report on capital spending. This will include the commitment to publish an annual Alberta infrastructure report as well as a 20-year strategic capital plan. A strong governance framework allows for the methodical approach to carefully consider the addition of future projects to the Capital Plan and their value to Albertans.

The 2019 Capital Plan invests $24.2 billion over four years. Municipal support accounts for the largest portion of the Capital Plan at 32 per cent, followed by capital maintenance and renewal at 17 per cent, and health care and roads and bridges both at 13 per cent.

The 2019 Capital Plan invests

$24.2 billion over four years.

Capital Plan | Fiscal Plan 2019 – 23	125

Budget 2019 – Capital Plan

Note: Excludes schools, universities, colleges, hospitals (SUCH) sector – self financed investment.

While maintaining many prior year commitments, this Capital Plan will see provincial spending on capital decrease by over $2.9 billion between 2019-20 and 2022-23, or roughly 12 per cent compared to the 2018 Capital Plan.

Budget 2018 and Budget 2019 Capital Plan Provincial Funding

Note:  Includes schools, universities, colleges, hospitals (SUCH) sector – self financed investment

Source:     Alberta Treasury Board and Finance

126	Capital Plan | Fiscal Plan 2019 – 23

Government will use federal infrastructure funding from the Investing in Canada Infrastructure Program (ICIP) to more effectively manage costs and support the most critical and current needs. This means Capital Plan reductions will be largely offset by increases in federal flow-through funding for projects such as the Calgary and Edmonton LRTs. These federal infrastructure-related funds increase the size of the Capital Plan, but that is balanced by an equivalent transfer also appearing in provincial revenue.

With the planned reductions, the net book value of the province’s capital assets per capita will start to fall, as recommended by the MacKinnon Panel. The net book value of capital assets takes into account the existing stock of capital assets, as well as new investments and amortization (see Schedule 3 in the Fiscal Plan Tables). Capital assets will peak in 2020-21, at $12,341 per capita as major projects from prior plans are completed, and then will fall as capital investments outlined in this Plan start to grow slower than population growth.

Provincial Capital Assets

Sources: Statistics Canada and Alberta Treasury Board and Finance

Government will explore alternative financing options, including public-private partnerships, for priority infrastructure projects when there is a solid business case and value-for-money can be achieved for taxpayers. Transportation, continuing care and school projects will be evaluated for the potential to enhance the use of capital funding by establishing a partnership or alternative arrangement that will better leverage tax dollars used in infrastructure investments. Strategic partnerships with the private sector will contribute to providing the necessary services to Albertans as effectively as possible.

Government will also examine leveraging land for the construction of affordable housing infrastructure through partnerships with civil society organizations and private industry. This helps to ensure affordable housing for specialized needs is maintained and increased to address growing demand.

The MacKinnon Panel

recommended to bring Alberta’s

net public capital stock in line with

the average per capita capital stock

in the other provinces over the

next ten years as part of balanced

budget plans and long-term fiscal

sustainability.

Capital Plan | Fiscal Plan 2019 – 23	127

Municipal Support

The MacKinnon Panel recommended that the province examine its legislative framework for capital funding to municipalities with the goals of:

•  aligning funding to provincial goals and priorities and fiscal capacity, while further considering funding formulas that require municipalities to share more in the costs of major projects;

•  adjusting its allocation formulas for grants to municipalities in line with the policy of bringing Alberta’s provincial and municipal per capita capital stock in line with the comparator provinces;

•  establishing accountability mechanisms and performance measures to monitor the delivery of municipal programs and services and value for money spent, so citizens have the ability to constructively evaluate their local government and their use of tax dollars; and

•  making better use of federal infrastructure funding, through the ICIP, as a means of more effectively managing the costs of the Capital Plan.

The MacKinnon Panel found that Alberta’s capital stock per capita was 19 per cent above the provincial average, but municipal governments’ stock was 81 per cent above the average. Moreover, Alberta’s capital grants to municipalities were found to be over 20 per cent higher than the national average. Given the province’s current fiscal capacity, the province can no longer afford to provide the level of funding that municipalities received in the past.

This Capital Plan reflects the following:

•	The Municipal Sustainability Initiative (MSI) funding will be reduced by $94 million and $142 million in 2020-21 and 2021-22, respectively. By starting reductions in 2020-21, municipalities will have time to adjust.

•	A new Local Government Fiscal Framework will replace the existing MSI/Basic Municipal Transportation Grant and the City Charters Fiscal Framework Act. The base-year funding for the new framework will be set to $860 million in 2022-23. This means the funding for Edmonton and Calgary will be rebased to $455 million, from $500 million and funding for other municipalities will be set at $405 million in 2022-23. This funding framework will see these transfers grow at half the rate of provincial revenue growth.

•	The province will maintain $3 billion for Edmonton and Calgary LRT projects. However, part of the Capital Plan reductions come from adjusting cash flows related to this funding. Most of the provincial funding will be provided after 2022-23. The adjusted provincial cash flows are a more prudent and realistic disbursement of funds for these major projects. They

128	Capital Plan | Fiscal Plan 2019 – 23

reflect the province’s ability to pay and minimize the need to borrow when funds are not available.

The $236 million reduction to MSI represents a 9 per cent reduction over the three remaining years of the program. The new framework adjustment amounts to a reduction from current agreements.

Provincial funding to municipalities is set to reach $1.2 billion in 2019-20. This is $208 million lower than in 2018-19, primarily due to the winding down of the GreenTRIP capital grant program and reductions of $20 million in operating grants to municipalities (see page 110 of the Expense section). Provincial funding will average $1.4 billion between 2020-21 and 2022-23. Total funding to municipalities, including federal flow-through funding, is forecast at $2.1 billion in 2019-20 and will average $2.1 billion between 2020-21 and 2022-23.

Alberta has one taxpayer. When hard-working Albertans see their incomes shrink and struggle to make ends meet, they have to face their fiscal realities – and so do governments.

These changes to municipal funding will lower per capita funding levels and put them in line with averages outlined by the MacKinnon Panel. Between 2019-20 and 2022-23, provincial capital and operating grants per capita will average around $299 per capita. However, once federal funds are taken into account, the average per capita transfers will exceed $469 per capita. These averages include provincial funding for the Edmonton and Calgary LRT projects. This funding is expected to rise after 2022-23, increasing per capita funding levels over time.

Municipal Funding

Note:	Provincial support includes both capital and operating grants. In 2017-18, government advanced funds from 2018-19 and 2019-20.
Sources:	Statistics Canada and Alberta Treasury Board and Finance.

Capital Plan | Fiscal Plan 2019 – 23	129

Other Reductions

The Plan also reflects decisions from the government’s program and project review. Many initiatives were removed or reduced, because they were too costly and did not provide the value that Albertans expect. Changes include:

•	Removal of the capital grants for the Petrochemical Feedstock Infrastructure Program ($800 million).

•	Removal of the capital grants for the Partial Upgrading Program ($215 million).

•	Removal of the Edmonton Clinical Laboratory Hub project ($579 million).

•	Removal of the carbon tax funded Alberta Community Transit Fund and other short-term carbon tax funded programs. Programs such as the Light Rail Transit, the carbon capture and storage and other large scale projects have been maintained.

•	Removal of the Provincial Operations Centre project ($122 million).

•	Ending the Alberta Community Resilience Program, after 2020-21.

Roads and Bridges

Building and improving roads and bridges connects people and resources, enabling commerce, tourism, and community building throughout Alberta. Strong transportation infrastructure is key to creating an efficient and robust economy. Just-in-time global supply chains mean that to be competitive, our Alberta-based businesses need to get their goods to market quickly and cheaply. Significant investment – $2.9 billion over the next four years or 13 per cent of the total plan – is dedicated to transportation networks and roads in the 2019 Capital Plan. Among many other projects, the Plan commits funding of $77 million to construct Highway 1A upgrades through the Stoney First Nation and $210 million for Deerfoot Trail upgrades.

The Strategic Transportation Infrastructure Program will continue to provide financial assistance to municipalities for total provincial support of $84 million. Continuing this funding will promote economic growth and will improve and rehabilitate local transportation infrastructure such as local bridges, community airports and resource roads for communities.

Protect Quality Health Care

Health care is one of the most critical services that the province provides. These investments provide front-line health care workers with the equipment and spaces they need to keep Albertans healthy. At the same time, these funds ensure that Alberta’s health facilities remain relevant to the changing demands in health care. Government commits $2.9 billion in the Capital Plan for health care facilities throughout the province. The Plan continues to support projects such as the Calgary Cancer Centre, the Norwood Long Term Care Facility in

130	Capital Plan | Fiscal Plan 2019 – 23

Edmonton, and the Grande Prairie Hospital. The Plan includes planning funds for potential future projects such as redevelopment of the Red Deer Regional Hospital and the proposed Brain Centre at the University of Alberta.

The Plan defers the proposed Child and Adolescent Mental Health building at the Royal Alexandra Hospital and the four-year budget for the new Edmonton hospital has been adjusted with the opening delayed to 2030, more consistent with the expected growth in demand for acute care beds in the region.

Capital Maintenance and Renewal

Past investments and current assets allow the government to provide Albertans with essential services throughout the province. Infrastructure is a long-term investment. Assets must serve many generations. The maintenance and renewal of roads, schools, and hospitals that Albertans depend on extends their life and performance, and is less expensive than building new. Maintaining and improving the infrastructure we already have is a priority and is a significant portion of the capital budget.

For this reason, the MacKinnon Panel highlights the need for stable funding and focuses on improved Capital Maintenance and Renewal (CMR) strategies. Budget 2019 starts to address this critical aspect of capital spending by maintaining current CMR funding levels. Based on the MacKinnon Panel recommendations, government is conducting a comprehensive review of the CMR program to ensure predictable and sufficient funding for infrastructure maintenance and renewal. CMR accounts for $3.6 billion, or about 17 per cent, of the capital budget.

Renewing Educational Infrastructure

Government is committed to renewing educational infrastructure across the province. Delivering quality education is a top priority. Prioritizing educational capacity and recognizing the importance of good infrastructure are critical to the overall success of Alberta’s education system and contribute to the economic growth and prosperity of our province. The 2019 Capital Plan invests $1.8 billion into construction of new schools and the modernization of existing schools across the province. This addresses the need for additional student capacity and ensures that schools meet students’ educational needs. This funding allows school projects to continue over the next five years and includes $123 million for approximately 250 new modular classrooms and $397 million over five years for 25 new and modernized school projects, to address student population pressures.

When announced, school project status for projects located across the province will be posted online at: https://projects.alberta.ca/.

The MacKinnon Panel

recommended that the province

stabilize and rationalize the

allocation of Capital Maintenance

and Renewal (CMR) spending and

give priority to CMR in the areas

of greatest need in future capital

expenditure decisions.

Capital Plan | Fiscal Plan 2019 – 23	131

Service Delivery

To support more efficient and productive service delivery, the Plan invests in updating government technology systems. Government can better streamline processes, reduce regulatory constraints, increase service capacity and allow more flexible service delivery to Albertans at a lower cost.

In health care, government is investing $17 million in the Enabling New Models of Care. This system will support digital transformation, and drive efficiency and improvement in health care business processes and practices, particularly for providers such as physicians and pharmacists.

In energy, the Plan makes an additional $5.3 million commitment to the Integrated Decision Approach (IDA). This will support a technology-enabled business process that will significantly increase project approval time through risk-informed decision making. IDA will deliver regulatory competitiveness through improved industry collaboration. Once fully implemented, the system is estimated to save industry more than $600 million.

In the justice system, the Capital Plan also spends $39 million on the Alberta eCourts project over six years. This will digitally transform court records and streamline and standardize court processes. The project will ensure an effective and timely records system that is responsive to evolving needs of our justice system. Albertans are expected to save nearly one million visits; two million hours and over $400 million in expenses over the first five years, because they will not have to attend a court facility, except for more substantive matters and trials.

Family, Social Supports and Housing

Government is spending $476 million on seniors, family and community housing developments and renewal, to provide the assistance and supports that communities need. Work continues on affordable housing development and renewal projects. Funding was committed to seven new projects so that Albertans facing homelessness receive essential support and care wherever they live. A strong commitment is maintained for the existing Family and Community Housing Development and Renewal Capital Program, Indigenous Housing Capital Program and Seniors Housing Development and Renewal Capital Program in the 2019 Capital Plan.

The Plan supports vulnerable Albertans by spending $38.4 million on projects that help Alberta’s youth and homeless. These include adding the Hope Mission and Yellowhead Youth Centre Redevelopment projects to this year’s Capital Plan.

132	Capital Plan | Fiscal Plan 2019 – 23

Other

The Plan supports $463 million for the construction and development of post-secondary infrastructure. Ongoing projects include the University of Alberta Dentistry Pharmacy Functional Building Renewal, Keyano College Campus Upgrades and the University of Calgary MacKimmie Complex.

Sports and recreation projects are funded within the Plan for a four-year total of $296 million. The Community Facility Enhancement Program receives continued support, albeit at a reduced rate in the Plan for $100 million, and will continue to allow for the purchase, construction, renovation, and upgrade of public-use community facilities throughout the province. The Heritage Park Society Natural Resources project that was approved in 2018 also continues to be funded in the 2019 Capital Plan however, projects such as the Reynolds Museum upgrade are provided with a reduced amount of support as a result of a further review of the project. Other projects include the upgrades to the Royal Alberta Museum in Edmonton, Royal Tyrrell Museum of Palaeontology in Drumheller and Vivo for Healthier Generations centre in Calgary.

Capital Plan | Fiscal Plan 2019 – 23	133

Capital Plan Details
(millions of dollars)	2019-20	2020-21	2021-22	2022-23	4-Year
	Estimate	Target	Target	Target	Total

Municipal Support
Alberta Community Resilience Program (ACRP)	23	20	-	-	43
Clean Water and Wastewater Fund (CWWF)	77	20	-	-	97
Edmonton and Calgary LRT	151	192	485	569	1,396
Federal Gas Tax Fund	477	244	255	255	1,231
First Nations Water Tie-In Program	18	13	12	10	53
GreenTRIP	125	60	5	-	190
Local Government Fiscal Framework	-	-	-	860	860
Municipal Sustainability Initiative	641	963	897	-	2,501
Municipal Water and Wastewater Program	32	18	27	23	101
New Building Canada – Small Communities Fund	10	-	-	-	10
Public Transit Infrastructure Fund (PTIF)	138	35	-	-	173
Regional Water/Wastewater Projects – Water for Life	40	51	50	50	192
Strategic Transportation Infrastructure Program	22	15	21	25	84
Water Line to Castle Region	3	-	-	-	3
Total Municipal Support	1,758	1,632	1,753	1,792	6,933

Capital Maintenance and Renewal
Airtanker Base Maintenance	1	1	1	1	3
Fish Culture Capital Maintenance and Renewal Program	11	1	1	1	13
Government Owned Facilities	78	69	74	68	289
Health Facilities	97	110	175	150	533
Information Technology	16	16	16	16	64
Innovation Infrastructure Maintenance	2	2	2	2	9
Post Secondary	12	119	119	119	368
Provincial Parks	26	25	25	25	102
Roads and Bridges	387	371	371	371	1,501
School Facilities	119	119	122	121	480
Seniors Facilities and Housing	40	48	60	60	208
Total Capital Maintenance and Renewal	789	881	965	934	3,569

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134	Capital Plan | Fiscal Plan 2019 – 23

Capital Plan Details, continued
(millions of dollars)	2019-20	2020-21	2021-22	2022-23	4-Year
	Estimate	Target	Target	Target	Total

Protect Quality Health Care
Addictions and Detox Centres	6	1	-	-	7
Calgary Cancer Centre	232	265	277	260	1,034
Clinical Information Systems	137	110	47	-	294
Complex Continuing Care Facility (Calgary)	3	21	30	51	104
Continuing Care Beds	28	84	40	32	184
Edmonton Clinical Laboratory Hub	6	-	-	-	6
Edmonton hospital	8	40	40	150	238
Edson Healthcare Centre	3	1	-	-	4
Equipment for Cancer Corridor Projects	3	-	-	-	3
Foothills Medical Centre Urgent Power Plant Capacity (Calgary)	12	29	7	-	48
Fort McMurray Residential Facility-Based Care Centre (Willow Square)	50	7	-	-	57
Grande Prairie Regional Hospital	100	96	19	-	215
Health Facility Project Planning Funds (incl. Misericordia, Royal Alexandra and Red Deer Regional hospitals)	3	2	1	1	7
High Prairie Health Complex	2	-	-	-	2
Lloydminster Continuing Care Centre	-	5	-	-	5
Medical Device Reprocessing Upgrades Program – Phase 1	2	13	18	1	33
Medical Equipment Replacement and Upgrade Program	30	30	30	30	120
Medicine Hat Regional Hospital	9	6	-	-	15
Misericordia Community Hospital Modernization Program (Edmonton)	3	23	20	17	63
Northern Lights Regional Health Centre Repairs (Fort McMurray)	10	11	-	-	21
Norwood Long Term Care Facility (Edmonton)	39	82	110	97	327
Peter Lougheed Centre Emergency Department, Mental Health Intensive Care Unit and Laboratory Redevelopment	1	4	-	-	4
Provincial Heliports	2	-	-	-	2
Provincial Pharmacy Central Drug Production and Distribution Centre	3	12	12	24	52
Stollery Children’s Hospital Critical Care Program (Edmonton)	7	13	11	-	31
University of Alberta Hospital Brain Centre – Neurosciences Intensive Care Unit (Edmonton)	-	1	6	6	12
Total Protect Quality Health Care	699	853	668	669	2,889

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Capital Plan | Fiscal Plan 2019 – 23	135

Capital Plan Details, continued
(millions of dollars)	2019-20	2020-21	2021-22	2022-23	4-Year
	Estimate	Target	Target	Target	Total

Roads and Bridges
Assessment and Support Systems	20	20	20	20	78
City of Edmonton - 50th Street	-	-	-	14	14
Deerfoot Trail Upgrades (Calgary)	-	-	37	73	110
Edmonton / Calgary Ring Roads	488	587	463	335	1,873
Gaetz Avenue / Taylor Drive Interchange (Red Deer)	5	-	-	-	5
Grande Prairie – Highway 43 Bypass	1	-	7	-	8
Highway 19 (East and West ends)	15	9	-	4	28
Highway 1A Upgrade (Stoney First Nation)	-	17	1	9	27
Highway 63 Twinning (Grassland to Fort McMurray)	-	5	22	23	49
Highway Twinning, Widening and Expansion	95	133	178	191	597
P3 Ring Road Rehabilitation	9	6	6	6	28
Peace River Bridge	40	16	-	-	56
Total Roads and Bridges	673	792	734	674	2,873

Renewing Educational Infrastructure
Education Planning Funds	1	1	1	1	4
Modular Classroom Program	45	28	25	25	123
Peerless Trout First Nation Schools	5	1	-	-	6
Playgrounds	5	6	-	-	11
Previously Announced School Projects	470	580	261	50	1,361
School Capital Projects 2019-24	-	44	145	139	328
Total Renewing Educational Infrastructure	526	660	432	216	1,833

Service Delivery
Agrivalue Processing Business Incubator (Leduc)	5	12	7	-	24
Alberta Innovates – Millwoods Fuels and Lubricants Group Safety Upgrade	4	-	-	-	4
Alberta Innovates / InnoTech Alberta – Fume Hood Replacement Program	4	4	4	4	17
Centralized Industrial Property Assessment	2	7	2	2	13
eCourts	3	5	8	11	27
Electronic Health Records	6	6	6	6	23
Enabling New Model of Care (ENMOC)	-	11	6	-	17
Government Accommodation	37	65	50	50	202
Government Vehicle Fleet	13	13	13	13	51
Health IT Systems Development	22	22	22	22	89
Information Technology and Other Capital	85	74	80	68	308
Infrastructure Capital Planning	4	4	4	4	16
Integrated Approvals Project (One Stop)	1	-	-	-	1
Land Purchases	21	8	8	8	46
Modernization of Registry Systems	7	4	10	10	31
One Information Management and Technology (IMT) Enterprise Priorities	59	55	55	55	224
Water Management Infrastructure	29	30	30	30	119
Total Service Delivery	301	321	305	284	1,211

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136	Capital Plan | Fiscal Plan 2019 – 23

Capital Plan Details, continued
(millions of dollars)	2019-20	2020-21	2021-22	2022-23	4-Year
	Estimate	Target	Target	Target	Total

Public Safety and Emergency Services
Alberta First Responders Radio Communications System	9	2	2	2	16
Calgary Remand Centre Divided Living Units	2	-	-	-	2
Calgary Young Offender Centre - Security Upgrades	2	-	-	-	2
Courthouse Renewal	14	18	9	-	41
Courthouse Upgrades and Renovations (Calgary, Edmonton, and Lethbridge)	2	-	-	-	2
Disaster Recovery Program Redesign	2	1	-	-	3
Flood Recovery Projects	100	190	96	-	386
Kananaskis Emergency Services Centre	7	2	2	-	11
Planning Funds	3	-	-	-	3
Red Deer Justice Centre	6	48	73	51	178
Total Public Safety and Emergency Services	147	262	181	53	644

Agriculture and Natural Resources
Carbon Capture and Storage Initiative	136	71	58	58	324
Footner Lake (High Level) Facility Renovations and Enhancements	1	-	-	-	1
Fractionation Equipment at the Food Processing Centre in Leduc	1	2	-	-	2
Irrigation Rehabilitation Program	14	10	12	12	48
Land Stewardship Fund	15	15	15	15	60
Rural Utilities Program	3	3	6	6	19
Wildfire Facility Upgrade Program	6	6	6	6	26
Wildfire Management Readiness	2	2	2	2	9
Total Agriculture and Natural Resources	179	110	100	100	488

Family, Social Supports and Housing
Aboriginal Business Investment Fund	5	5	5	5	20
Affordable Housing Energy Savings Program	3	-	-	-	3
Family and Community Housing Development and Renewal	30	37	9	-	76
Indigenous Housing Capital Program	5	10	10	10	35
Long Term Governance and Funding Agreement (LTA) – Infrastructure and Housing for Métis Settlements	3	2	2	2	10
New Housing Supply – Affordable and Specialized Housing	14	22	24	12	72
Planning for Affordable Housing	3	3	-	-	5
Seniors Housing Development and Renewal	63	99	61	31	255
Total Family, Social Supports and Housing	126	178	112	60	476

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Capital Plan | Fiscal Plan 2019 – 23	137

Capital Plan Details, continued
(millions of dollars)	2019-20	2020-21	2021-22	2022-23	4-Year
	Estimate	Target	Target	Target	Total

Skills for Jobs
Keyano College – Campus Upgrades	8	-	-	-	8
NAIT – Blatchford Land Purchase	30	-	-	-	30
Northern Lakes College – Various Projects	11	6	1	-	18
University of Alberta – Dentistry Pharmacy – Functional Renewal of Building	48	49	44	56	197
University of Alberta – District Energy System	9	5	2	-	16
University of Calgary – MacKimmie Complex	95	60	32	-	187
University of Lethbridge – Destination Project	7	-	-	-	7
Total Skills for Jobs	208	120	79	56	463

Sports and Recreation
Community Facility Enhancement Program	25	25	25	25	100
Heritage Park Society Natural Resources Project	1	1	-	-	2
Jubilee Auditoria Back-of-House Upgrades (Edmonton and Calgary)	6	3	-	-	8
Other Environment and Parks Projects	26	19	19	18	82
Reynolds – Alberta Museum (Wetaskiwin)	6	11	6	-	24
Royal Alberta Museum (Edmonton)	3	2	-	-	6
Royal Tyrrell Museum of Palaeontology – Expansion (Drumheller)	1	1	-	-	2
Telus World of Science (Edmonton)	5	9	3	1	17
Vivo for Healthier Generations (Calgary)	10	10	5	-	25
Winspear Centre (Edmonton)	7	14	6	-	27
Winsport – Upgrading for X Games	2	-	-	-	2
YWCA Calgary Hub Facility	1	-	-	-	1
Total Sports and Recreation	93	96	64	43	296

Total Capital Plan – Core Government	5,499	5,904	5,393	4,880	21,674

Schools, Universities, Colleges, Hospitals (SUCH) Sector – Self-financed Investment	707	668	603	528	2,506

Total Capital Plan – Fully Consolidated Basis	6,206	6,572	5,996	5,407	24,180

138	Capital Plan | Fiscal Plan 2019 – 23

BUDGET 2019

GOVERNMENT OF ALBERTA  |  2019–23

Fiscal Plan

Tax Plan

139

Tax Plan	141

Introduction	141

A Competitive Corporate Tax Regime	142

Supporting the Most Vulnerable with the New Alberta Child and Family Benefit	147

Reducing Tax Expenditures	149

Tourism Levy	150

Protecting Public Health	150

Education Property Tax	151

Other Measures	152

Annex	155

Alberta Non-Refundable Tax Credit Block	156

Alberta Personal Income Tax Brackets	156

2019 Tax Expenditure Estimates	157

2019-20 Tax Revenue	158

2019-20 Tax Revenue Sources	159

Interprovincial Tax Comparison, 2019	160

Major Provincial Tax Rates, 2019	161

140	Tax Plan | Fiscal Plan 2019 – 23

Tax Plan

Introduction

Since taking office in spring 2019, the government has delivered on its commitment to reduce the tax burden on Albertans and Alberta businesses. The repeal of the carbon tax lowers the cost of living for Albertans and their families and leaves more money with small businesses. The corporate tax reductions provided by the Job Creation Tax Cut, combined with reductions in red tape, will restore Alberta’s tax competitiveness and help build an environment where businesses can thrive and create jobs for Albertans. This approach is in complete contrast to the approach implemented in the previous four years, which saw taxes on individuals and businesses increased during a deep recession, when households and job creators could least afford them.

With the implementation of the Job Creation Tax Cut, as well as enhancements to the capital cost allowance regime, Alberta will have the most competitive corporate tax system in Canada. The province will shift back to a low-rate, broad-based approach that leaves business decisions in the hands of business, not government. As part of this approach, Budget 2019 proposes to eliminate existing targeted tax credits that benefit certain corporations.

Introducing the Alberta Child and Family Benefit (ACFB) will refocus child benefits to better support families most in need. The ACFB replaces the Alberta Family Employment Tax Credit (AFETC) and the Alberta Child Benefit (ACB) with a single program that provides more benefits to lower-income families while reducing administrative costs.

The government made a commitment to get Alberta’s spending back under control and to better align it with other provinces. This includes looking at spending undertaken through the tax system, also known as tax expenditures, to ensure this spending is properly targeted, affordable and comparable to similar supports provided in other provinces. In addition to eliminating corporate-focused tax expenditures, Alberta will also:

•	Pause indexation of the personal income tax system until economic and fiscal conditions improve.

•	Eliminate education and tuition tax credit amounts.

Lastly, as part of Alberta’s efforts to reduce tobacco use and deter non-users from ever starting, the tobacco tax will be increased $5 per carton of 200 cigarettes, effective 12:01 a.m. on October 25, 2019. The government also intends to place a tax on vaping products to support public health and reduce youth access. More details on this tax will be available in the 2020 budget.

Tax Plan | Fiscal Plan 2019 – 23	141

Alberta’s tax advantage is

$13.4 billion in 2019-20.

Alberta’s combined

federal-provincial tax rate will be

lower than all other provinces and

44 U.S. states.

After factoring in all these changes, Alberta will continue to have a significant tax advantage compared to other provinces, with the most competitive corporate income taxes, low personal income taxes and no sales tax, payroll tax or health premium. Albertans and Alberta businesses would pay at least $13.4 billion more in taxes if Alberta had the same tax system as any other province.

Alberta’s Tax Advantage, 2019–20 ($ billions)

Source: Alberta Treasury Board and Finance

*

This graph shows the total additional provincial tax and carbon charges that individuals and businesses would pay if Alberta had the same tax system and carbon charges as other provinces. This information reflects tax rates for other provinces known as of October 4, 2019. This comparison includes personal and corporate income tax, sales tax, fuel tax, carbon charges (excluding the fuel charge under the federal carbon pricing backstop), tobacco tax, health premiums, payroll tax, liquor tax and markups, land transfer tax and other minor taxes.

A Competitive Corporate Tax Regime

Job Creation Tax Cut

The Job Creation Tax Cut is a legislated plan to reduce Alberta’s general corporate income tax rate from 12 per cent to eight per cent. Under this plan, the rate was reduced to 11 per cent on July 1, 2019, and will be reduced by one percentage point on January 1 of each year until reaching eight per cent on January 1, 2022.

As of July 1, 2019, Alberta has the lowest general corporate tax rate in Canada and will have, by far, the lowest rate when the Job Creation Tax Cut is fully implemented. By 2022, Alberta’s rate will be 30 per cent lower than the next-lowest announced provincial rate and Alberta will have a lower combined federal-provincial corporate tax rate than 44 U.S. states (see map).

Corporations taxed at the general rate are the principal drivers of private investment and economic activity, and account for 90 per cent of provincial corporate income taxes paid. They make large investments that help drive Alberta’s economy and employ many Albertans. Once fully implemented, it is estimated that these rate reductions will benefit over 100,000 Alberta businesses in all sectors of the economy. In the manufacturing sector, for example, the

142	Tax Plan | Fiscal Plan 2019 – 23

average tax-paying corporation will save an estimated $100,000 per year, meaning more money to hire Albertans.

Corporate tax cuts also benefit Albertans and their families. Workers ultimately bear most of the cost of high corporate income taxes, with tax increases passed on through lower wages and salaries. Research published by the University of Calgary’s School of Public Policy (McKenzie and Ferede, 2017) shows that, for every $1 increase in corporate income tax revenue due to a rate increase, aggregate wages in Alberta decline by at least 95 cents. The Job Creation Tax Cut will result in more jobs and higher wages for Albertans, allowing them to better take care of their families.

The Budget 2019 forecast assumes that these reductions will increase investment by about $4 billion per year by 2023 and real GDP growth by 0.3 to 0.4 percentage points annually between 2020 and 2023 (see Economic Outlook section). Research by the University of Calgary’s School of Public Policy (Dahlby and Ferede, 2019) suggests the impacts could be even higher, boosting per capita growth by 0.6 to 0.9 percentage points per year, and adding more than 55,000 jobs by 2022. These job estimates are also in line with those produced by Professor Jack Mintz.

Scheduled Reductions to Alberta’s General Corporate Income Tax Rate

General rate reduction schedule	Tax rate
July 1, 2015 to June 30, 2019	12%

July 1, 2019	11%

January 1, 2020	10%

January 1, 2021	9%

January 1, 2022	8%

Lower corporate tax rates

will mean more jobs and higher

wages for Albertans.

Combined Federal and Provincial/State Corporate Tax Rates, Canada and U.S.

*

Nevada, Ohio, Texas, and Washington impose gross receipts taxes instead of corporate income taxes, which are not reflected in the rates shown. Gross receipts taxes, which typically apply to total gross revenues, are generally considered more harmful to the economy than corporate income taxes.

Tax Plan | Fiscal Plan 2019 – 23	143

When corporate tax rates were

increased in 2015, corporate

income tax revenue dropped for

three consecutive years.

By boosting the economy and the success of corporations, the Job Creation Tax Cut will also strengthen the province’s tax base. Research shows that the direct decline in revenue from a corporate tax reduction is, in large part, offset by taxes collected on higher investment, higher employment income, and new income earned in the province. From 2019-20 to 2022-23, positive economic impacts are expected to offset about half the cost of the rate reductions, with these impacts increasing over time. Over the next four years, the government will provide $4.7 billion in tax relief, with a net fiscal cost of $2.4 billion after accounting for these positive impacts.

Enhanced Capital Cost Allowances

To further improve Alberta’s competitiveness and encourage investment, Alberta also paralleled federal measures to enhance the capital cost allowance (CCA) regime. These measures allow corporations to claim the costs of new capital assets more quickly for tax purposes, improving a company’s cash flow and making it more attractive for them to invest in new assets. Corporations will be able to immediately claim the full costs of manufacturing and processing equipment, along with clean energy generation equipment. Corporations will also be eligible to claim up to three times the normal first-year cost allowance related to other capital investments. The resource sector will be able to claim a first year deduction of one-and-a-half times the amount of qualifying development expenses they would otherwise be able to claim. Consistent with the federal announcement, these measures begin to phase out in 2023 and will be completely phased out by 2027.

This measure only benefits firms that make new investments. As a result, the enhanced CCA rates will encourage Alberta businesses to invest, grow and modernize their operations. The CCA enhancements will improve the cash-flow of businesses that invest in this province by providing up to $900 million in provincial tax deferrals over the period of 2018-19 to 2022-23.

Historically, the Alberta economy has been fuelled by new investment, including many large projects. However, investment has suffered since the recession. When these enhancements are combined with the Job Creation Tax Cut, Alberta will be the most tax competitive place for new investment in Canada, and among the most competitive in North America.

Low Taxes for All Industries

With the Job Creation Tax Cut and enhancements to CCA rates, Alberta will return to a low-rate, broad-based corporate tax system that rewards success in all sectors and puts decisions in the hands of the private sector, not government. As such, the Alberta Investor Tax Credit, the Community Economic Development Corporation Tax Credit and the Capital Investment Tax Credit, all of which were introduced by the previous government on a temporary basis until 2021-22, are being eliminated ahead of schedule. The Interactive Digital Media Tax Credit and the Scientific Research and Experimental Development Tax Credit (SR&ED) are being eliminated as well.

144	Tax Plan | Fiscal Plan 2019 – 23

In contrast to targeted tax credits, the corporate tax rate reductions and enhanced CCA rates create a competitive environment for all industries to grow and succeed. These measures provide a much greater boost to overall business competitiveness than existing tax credits. It is estimated that over 100,000 Alberta corporations will benefit from the Job Creation Tax Cut, as opposed to approximately 1,500 corporations that would have benefited from the five targeted tax credits.

A low-rate, broad-based approach has long been advocated by leading economists and tax experts, and has served Alberta well in the past. For example, from 2001 to 2014, Alberta, unlike other provinces, followed a low-rate, broad-based corporate tax approach. During this period, Alberta led all provinces in growth across nearly every industry sector, with growth in non-resource sectors generally outpacing growth in the resource sector. Further, when looking at more recent data, it is clear that many non-resource sectors pay a higher share of corporate taxes compared to their direct contribution to the economy as measured by GDP (see chart at the top of the following page). This means that the benefits of the tax cuts will be even more meaningful to non-resource sectors and will create more of an incentive for these sectors to grow in Alberta. Ultimately, the low-rate, broad-based approach will encourage sustainable diversification of Alberta’s economy that is not dependent on government handouts.

The low-rate, broad-based approach also supports innovation. Upfront tax credits such as the SR&ED credit create an incentive for businesses to undertake the initial research in a jurisdiction, but they do not provide a strong incentive to commercialize successful research in that jurisdiction – a part of the process that can result in significant economic activity and benefits. Research shows that taxation on the rewards of innovation matters a great deal, and that the federal government already provides generous supports for research and development.

Lower corporate tax rates

encourage diversification by

supporting growth in all sectors

of the economy.

Average Annual Real GDP Growth by Industry, 2001 to 2014

Sources: Statistics Canada and Alberta Treasury Board and Finance

Tax Plan | Fiscal Plan 2019 – 23	145

Average Share of Alberta Corporate Tax Revenue and Nominal GDP by Sector, 2014-15 to 2018-19

Sources: Statistics Canada and Alberta Treasury Board and Finance

*	Nominal GDP is on a calendar year basis for 2014 to 2018

This approach to corporate taxation is unique within Canada and will make Alberta the best province in which to develop and commercialize new products and services, helping to drive new economic growth and opportunities.

Targeted tax credits also come with red tape, which makes them a relatively inefficient way to deliver benefits to business. The application process for some tax credits involves multiple steps and can take over a year before an application results in a payment by government. In contrast, the Job Creation Tax Cut and enhancements to the CCA regime are implemented within existing tax filing processes with no additional compliance or administrative burden.

The SR&ED credit will be eliminated starting in 2020, with expenses incurred after December 31, 2019 no longer eligible. For the other targeted credits, no new approvals will be granted after October 24, 2019. Businesses already approved under the Alberta Investor Tax Credit or the Community Economic Development Tax Credit have until December 31, 2019 to raise capital for these credits. Corporations and individuals will still be able to claim any unused credits, where applicable.

Eliminating these five tax credits will reduce Alberta’s tax expenditures by over $400 million by 2022-23, supporting the government’s commitment to bring spending to more affordable levels.

Small Business

The government is also committed to creating an environment where small businesses and their owners can succeed. This includes eliminating Alberta’s carbon tax while maintaining the small business rate at 2 per cent, which was lowered to help offset the additional costs the carbon tax imposed on Alberta’s

146	Tax Plan | Fiscal Plan 2019 – 23

small businesses. This is estimated to provide $195 million in savings to small businesses in 2019-20. With a rate of 2 per cent, Alberta is tied for the second-lowest small business rate among provinces. However, when all taxes are taken into consideration, Alberta small business owners are better off than they would be in any other province.

The Job Creation Tax Cut and enhancements to the CCA regime also help small businesses, as a stronger economy lifts the prospects for all businesses. In addition, about 75 per cent of businesses that benefit from the general rate reductions also benefit from the small business rate, meaning that these small businesses can grow without high corporate tax rates punishing their success.

Supporting the Most Vulnerable with the New Alberta Child and Family Benefit

The Alberta Family Employment Tax Credit (AFETC) and the Alberta Child Benefit (ACB) provide eligible families as much as $4,998 annually.

To focus benefits on Albertans most in need, and to streamline administration, the government will replace these two programs with a single program, the new Alberta Child and Family Benefit (ACFB), beginning in July 2020. The ACFB will focus dollars more effectively on families with lower incomes, with many lower-income families receiving higher benefits compared to the old programs. Under the new ACFB, a family with two children can receive up to $593 more per year, while a family with four children can receive up to $889 more per year.

Alberta Child and Family Benefit by Income, 2020-21

Source:	Alberta Treasury Board and Finance
*	Working component benefits are phased in on family working income. Base component and working component benefits are both phased out on family net income.

Provincial Tax Paid by Small Business Owners, 2019

(thousands of dollars)

Source:	Alberta Treasury Board and Finance
*	Small business income is before compensation is paid to the owner.
*	Assumes that the owner is paid a salary until RRSP contributions are maximized, with any remainder taken as dividends.

Tax Plan | Fiscal Plan 2019 – 23	147

Alberta families most in need

will receive 15% more in

benefits under the ACFB.

Alberta Child and Family Benefit Program Parameters, 2020-21

Program Parameters	Base Component	Working Component
Benefit amounts
1 child	$1,330	$681
2 children	$1,995	$1,301
3 children	$2,660	$1,672
4 or more children	$3,325	$1,795
Income phase-in threshold	N/A	$2,760
Phase-in rate	N/A	15.00%
Phase-out rates
1 child	8.05%	3.40%
2 children	12.07%	6.49%
3 children	16.09%	8.34%
4 or more children	20.11%	8.95%
Phase-out threshold	$24,467	$41,000

Source:	Alberta Treasury Board and Finance
*	Working component benefits are phased in on family working income. Base component and working component benefits are both phased out on family net income.

The ACFB includes both a base component and a working component, with combined benefits increasing to a maximum of $5,120. The maximum base component ranges from $1,330 to $3,325, depending on the number of children, an increase of 15 per cent compared to the former ACB. The base component will begin to phase out once family net income exceeds $24,467, and will be fully phased out when family net income exceeds about $41,000.

Families will also be eligible for the working component once their family employment income exceeds $2,760. The maximum working component will range from $681 to $1,795, depending on the number of children in the family. This component will be phased in at a rate of 15 per cent. As families work more, they receive more benefits, encouraging them to join or remain in the workforce. When family net income exceeds $41,000, this component will begin to phase out, and will be fully phased out once family net income reaches about $61,000.

The ACFB will be paid quarterly, in August, November, February and May. ACFB amounts are non-taxable and will not affect eligibility for other benefit programs.

These changes, which better support lower-income families and implement a more streamlined approach, will see Alberta continue to have some of the most generous child benefits in the country. The new program is estimated to deliver about $290 million in benefits to over 190,000 families on a full-year basis.

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Reducing Tax Expenditures

The government has made a commitment to get Alberta’s spending back under control and better aligned with other provinces. This includes looking at spending undertaken through the tax system, also known as tax expenditures, to ensure that it is properly targeted, affordable and aligned with similar supports provided in other provinces.

Pausing Indexation

Alberta’s basic personal and spousal amounts are $19,369 in 2019, 20 per cent higher than the next-highest province. Most other non-refundable tax credits are also higher than those in other provinces. Annual indexing increases these amounts automatically every year, resulting in a significant annual tax expenditure for government.

With the need to control spending, continuing to index these benefits is unaffordable for the time being. As a result, Alberta will pause the indexation of non-refundable tax credits and tax bracket thresholds, with the 2019 amounts carried forward for the 2020 and future tax years. Alberta will resume indexing the tax system once economic and fiscal conditions can support it. This measure is estimated to reduce tax expenditures by about $20 million in 2019-20, $98 million in 2020-21 and $196 million in 2021-22. In total, this measure is expected to save over $600 million by the end of 2022-23.

The government will reduce tax

expenditures to better align Alberta

with other provinces.

Basic Personal and Spousal Amounts by Province, 2019

Province	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL
Basic personal amount ($)	19,369	10,682	16,065	9,626	10,582	15,269	10,264	8,481	9,160	9,414

Spousal amount (max. $)	19,369	9,147	16,065	9,134	8,985	15,269	8,716	8,481	7,780	7,692

*	Other provinces’ amounts known as of October 4, 2019.
*	In Quebec, unused tax credits may be transferred from one spouse to another after accounting for non-refundable tax credits in the calculation of the individual’s income tax.

Even with the pause to indexation, Albertans will continue to pay the lowest overall taxes in Canada for the foreseeable future. Further details on Alberta’s non-refundable tax credit block, income tax bracket thresholds and total taxes paid by Albertans are available in the Annex.

Education and Tuition Tax Credits

Alberta’s generous education and tuition tax credits stand out as a significant outlier compared to what other provinces provide. To reduce tax expenditures and to better align overall post-secondary funding with amounts provided in other provinces, Alberta will eliminate its education and tuition tax credits beginning with the 2020 tax year. These changes also align with recent changes in Ontario and Saskatchewan. Alberta students will still be able to claim amounts earned prior to 2020.

These measures are estimated to reduce tax expenditures by $20 million in 2019-20, $90 million in 2020-21 and $115 million in 2021-22.

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Tourism Levy

Short-term rentals (STRs) offered through online marketplaces, such as Airbnb, HomeAway, and Vacation Rental by Owner (VRBO), are an increasingly popular accommodation option in Alberta. While the province applies a tourism levy of 4 per cent on most types of temporary accommodation rentals, the levy was not designed with STRs in mind. As a result, the operators of STRs listed on online marketplaces are generally not required to charge the tourism levy when they rent out their properties. This gives these operators an unfair advantage over hotels and other accommodation providers that are subject to the levy.

The government intends to bring forward legislation in spring 2020 to level the playing field among temporary accommodation providers. To facilitate the collection of the tourism levy from STR operators, online marketplaces will be authorized to collect and remit the levy to government on their behalf. Government will work with online marketplaces to implement this change.

Protecting Public Health

Tobacco Tax

Tobacco taxes continue to be an important part of Alberta’s strategy to reduce tobacco use. Tobacco taxes decrease the affordability of tobacco products, encouraging users to quit and deterring non-users from ever starting. This is particularly true for young people, who are more responsive to the cost of tobacco products.

To further deter tobacco use, and so tax rates keep up with inflation, the tax on a carton of 200 cigarettes will be increased $5 to $55 per carton effective 12:01 a.m. on October 25, 2019. With this increase, Alberta’s tax rate on cigarettes will become more comparable to the rates in neighbouring provinces.

To maintain parity among tobacco products and to prevent users from shifting their consumption to different products for tax-based reasons, the tax on other products will be increased by the same proportion. The tax on loose tobacco will rise 3.75 cents to 41.25 cents per gram. Similarly, the tax rate applied to cigars will be increased from 129 per cent to 142 per cent of the taxable price of the cigar, with the minimum and maximum tax per cigar increased to 27.5 cents and $8.61, respectively.

These changes are estimated to generate $45 to $55 million per year in additional revenue.

150	Tax Plan | Fiscal Plan 2019 – 23

Provincial Taxes Per Carton of 200 Cigarettes

Sources:	Statistics Canada and Alberta Treasury Board and Finance
*	Alberta’s tax rate reflects the rate increase on October 25, 2019. Other provinces’ tax rates known as of October 4, 2019.
*	Sales tax amounts are calculated using a 12-month average retail price for a carton of cigarettes in Canada (September 2018 to August 2019).

Vaping Products

In alignment with Alberta’s strategy to reduce tobacco use, government also intends to implement a tax on vaping products to reduce youth access to this rapidly growing market. As part of the broader government review of tobacco, tobacco-like and vaping products, government will explore the best approaches for implementing a tax on vaping products, with more details to come in the 2020 budget.

If revenue is comparable to that of U.S. jurisdictions, the revenue from this new tax is expected to be low, likely under $10 million annually. However, taxing these products is an important tool to discourage youth from taking up vaping, as youth are more responsive to higher prices.

Education Property Tax

The education property tax provides Alberta’s education system with a stable and sustainable source of revenue. The tax supports all public and separate school students and helps pay for instructional costs including teacher salaries, textbooks and other classroom resources.

Education property tax rates will be frozen in 2019-20. The residential/ farmland rate will remain at $2.56 per $1,000 of equalized assessment, while the non-residential rate will remain at $3.76. While rates are frozen, revenue from the tax will rise 1.7 per cent due to a growing assessment base. Education property tax revenue will fund about 30 per cent of education operating costs.

Distribution of Property Tax

Sources:	Alberta Treasury Board and Finance and Alberta Municipal Affairs

Tax Plan | Fiscal Plan 2019 – 23	151

Government continues to take a lower share of revenue from the property tax base than municipalities. Since government assumed responsibility for education property tax in 1994, the province’s share of total provincial-municipal property tax revenue collected fell from 51 per cent to 25 per cent in 2018.

Provincial and Municipal Property Tax Revenue, 1994 to 2018

Sources:	Alberta Treasury Board and Finance and Alberta Municipal Affairs

Other Measures

Dividend Tax Credit

Income earned through corporations and then paid out to shareholders is taxed twice, once at the corporate level and again at the personal level in the hands of shareholders. The dividend tax credit integrates the corporate and personal income tax systems by offsetting corporate taxes that have already been paid on the income from which the corporation distributes dividends, eliminating the double taxation of this income.

The dividend tax credit rate for dividends paid out of income taxed at the general corporate income tax rate (eligible dividends) will be adjusted on January 1, 2021 and then again on January 1, 2022, corresponding with the legislated reductions to the general corporate income tax rate. These adjustments will ensure that the combined corporate and personal income tax paid on dividend income approximately equals the individual’s personal tax rate.

152	Tax Plan | Fiscal Plan 2019 – 23

Transforming Support for Alberta’s Film Industry

Government recognizes the contributions of Alberta’s film industry to Alberta culture, and has supported it through a grant program for many years. To fulfill its platform commitment, the government will transform the way support is currently provided to Alberta’s film industry by issuing payments through the income tax system, beginning in spring 2020. The Ministry of Economic Development, Trade and Tourism will be responsible for managing approvals and will issue certificates to approved corporations, who will then include those certificates when filing their taxes.

Paying out these benefits through the tax system aligns Alberta’s payment mechanism with those in other provinces. Eligible companies will be able to receive assistance worth 22 per cent of eligible expenditures, to a maximum payment of $10 million. More details will be available when the legislation and regulations are brought forward.

Funding will continue to be capped. Due to the fiscal situation and the over-subscription of the grant program from previous years, funding under the new program is expected to be $15 million in 2020-21, $30 million in 2021-22 and $45 million in 2022-23.

Canada Workers Benefit

The Canada Workers Benefit (CWB) replaced the Working Income Tax Benefit (WITB) in 2019. This federal refundable tax credit provides tax relief for lower-income working individuals and families. As the federal government did with the WITB, it allowed provinces to reconfigure the CWB to better align with provincial programs and priorities.

Alberta will reconfigure the CWB, similar to how the province reconfigured the WITB. Specifically, the reconfiguration will:

•	Align the phase-in income level with the Income Support (IS) earnings exemption threshold ($2,760) to help offset the impact of Alberta IS benefits being clawed back as a recipient’s employment income rises.

•	Shift slightly more benefits to single individuals without children, recognizing that the Alberta Child and Family Benefit will continue to provide some of the most generous benefits in the country to lower- and middle-income families with children.

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154

Tax Plan

Annex

155

Alberta Non-Refundable Tax Credit Block
(dollars)

	2018		2019 and 2020

	Maximum	Reduction in	Maximum	Reduction in
	Amount	Alberta Tax	Amount	Alberta Tax

Basic personal amount	18,915	1,892	19,369	1,937

Spousal amount	18,915	1,892	19,369	1,937

Eligible dependant amount	18,915	1,892	19,369	1,937

Age amount	5,271	527	5,397	540

Infirm dependant amount	10,949	1,095	11,212	1,121

CPP contributions	2,594	259	2,668	267

EI premiums	858	86	860	86

Pension income amount	1,456	146	1,491	149

Disability amount	14,590	1,459	14,940	1,494

Disability supplement	10,949	1,095	11,212	1,121

Adoption expenses	12,936	1,294	13,247	1,325

Medical expenses	Variable	Variable	Variable	Variable

Medical expenses (other dependants)	Variable	Variable	Variable	Variable

Caregiver amount	10,949	1,095	11,212	1,121

Interest on student loans	Variable	Variable	Variable	Variable

Donations and gifts

first $200	200	20	200	20

over $200	75% of income	Variable	75% of income	Variable

* In general, credit amounts are multiplied by 10% to arrive at the reduction in Alberta tax. In the case of total donations and gifts over $200, the credit rate is 21%.

Alberta Personal Income Tax Brackets

Income Bracket
		Tax Rate (%)
2018	2019 and 2020

Up to $128,145	Up to $131,220	10

$128,145.01 to $153,773	$131,220.01 to $157,464	12

$153,773.01 to $205,031	$157,464.01 to $209,952	13

$205,031.01 to $307,547	$209,952.01 to $314,928	14

$307,547.01 and up	$314,928.01 and up	15

156	Tax Plan | Fiscal Plan 2019 – 23

2019 Tax Expenditure Estimates
(millions of dollars)

Personal Income Tax

Federal Measures Paralleled by Alberta

Workers’ compensation payments exemption	24.4

Social assistance payments exemption	10.5

Union and professional dues deduction	47.1

Child care expense deduction	61.4

Flow-through share deduction	14.6

Capital gains inclusion rate (50%)	413.6

Lifetime capital gains exemption	144.1

Security options deduction	48.3

Northern residents deduction	36.1

Provincial Measures

Basic personal amount	4,714.4

Spousal amount	322.1

Eligible dependant amount	97.1

Age amount	111.5

Pension income amount	50.3

Caregiver amount	22.4

Disability amount	55.6

Disability amount transferred from a dependant	49.0

Interest paid on student loans	3.4

Tuition and education amounts	147.8

Tuition and education amounts transferred from a child	32.2

Amounts transferred from a spouse or common-law partner	27.5

Medical expenses	78.4

Donations and gifts	294.0

Political contributions tax credit	6.5

Corporate Income Tax

Small business rate	1,745.0

Donations and gifts	35.0

Capital Investment Tax Credit (CITC)	26.5

Alberta Investor Tax Credit (AITC)	12.7

Fuel Tax

Tax Exempt Fuel User program (marked fuel for off-road use)	229.0

Alberta Farm Fuel Benefit (marked fuel)	68.5

Reduced rate for locomotive fuel	23.5

Exemption for aviation fuel used on international flights	4.5

Transfers Through the Tax System[a]

Alberta Family Employment Tax Credit (AFETC)	161.0

Alberta Child Benefit (ACB)	179.0

Alberta Climate Leadership Adjustment Rebate (ACLAR)	180.0

Alberta Investor Tax Credit (AITC)	11.1

Scientific Research and Experimental Development (SR&ED) Tax Credit	50.0

Interactive Digital Media Tax Credit (IDMTC)	12.3

*	Generally, estimates cannot be added together to determine the fiscal impact of concurrently eliminating multiple tax expenditures.

*	Personal income tax expenditures are reported on a calendar year basis. The remaining expenditures are reported on a fiscal year basis.

[a]

Transfers through the tax system are reported in ministries’ operating expense. Amounts for the AFETC, ACLAR, and SR&ED are reported by Treasury Board and Finance. The amount for the ACB is reported by Children’s Services and the amounts for the AITC and the IDMTC are reported by Economic Development, Trade and Tourism.

Tax Plan | Fiscal Plan 2019 – 23	157

2019-20 Tax Revenue

Total Tax Revenue: $21,960 million

158	Tax Plan | Fiscal Plan 2019 – 23

2019-20 Tax Revenue Sources
(millions of dollars)

Tax	Total Revenue	Rate	Revenue per Unit

1. Personal Income Tax	11,990

All taxable income	11,198	10% of all taxable income	1,119.8 per point

Taxable income > $131,220	792	multiple rates	n/a

2. Corporate Income Tax	4,177

General	3,787	11.0%	344.3 per point[a]

Small business	390	2.0%	195.0 per point

3. Education Property Tax	2,482

Residential/farmland property	1,558	$2.56 / $1,000 of assessment	608.6 per mill

Non-residential property	924	$3.76 / $1,000 of assessment	245.7 per mill

4. Tobacco Tax	864	$55/carton	16.6 per $/carton[a]

5. Fuel Tax	1,397

Gasoline	763	13.0 ¢/litre	58.7 per ¢/litre

Diesel	600	13.0 ¢/litre	46.2 per ¢/litre

Locomotive	17	5.5 ¢/litre	3.2 per ¢/litre

Aviation	13	1.5 ¢/litre	8.9 per ¢/litre

Propane	3	9.4 ¢/litre	0.3 per ¢/litre

6. Carbon Tax[b]	175	multiple rates	n/a

7. Freehold Mineral Rights Tax	67	n/a	n/a

8. Insurance Tax	650

Life, accident, sickness	202	3.0% of premium	67.3 per point

Other	448	4.0% of premium	112.0 per point

9. Tourism Levy	88	4.0%	22.0 per point

10. Cannabis Tax	70	multiple rates	n/a

*	Numbers may not add due to rounding.
[a]

As the rates for these taxes changed during the 2019-20 fiscal year, these calculations reflect the average tax rates for the year. The average tax rate is 11 per cent for the general corporate income tax and $52.17 per carton for tobacco tax.

[b]	Alberta’s carbon tax was repealed on May 30, 2019. Carbon tax revenue shown in the table reflects the April 1 to May 30, 2019 period.

Tax Plan | Fiscal Plan 2019 – 23	159

Interprovincial Tax Comparison, 2019
(dollars)
	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL
Employment Income of $35,000 – One Income Couple with Two Children
Provincial income tax	(2,327)	604	(899)	(144)	(2,708)	(5,326)	546	1,181	1,278	138
Provincial sales tax	-	848	903	1,447	707	951	1,438	2,185	1,998	1,348
Health premium	-	-	-	-	300	-	-	-	-	-
Payroll tax	-	392	-	325	463	1,115	-	-	-	375
Fuel tax & net carbon tax	289	459	450	420	441	576	465	465	330	628
Total	(2,038)	2,303	454	2,048	(797)	(2,684)	2,449	3,831	3,606	2,489
Alberta Tax Advantage		4,341	2,492	4,086	1,241	(646)	4,487	5,869	5,644	4,527
Employment Income of $ 75,000 – One Income Couple with Two Children
Provincial income tax	2,201	3,052	2,688	4,459	3,084	2,243	5,850	6,790	6,375	6,023
Provincial sales tax	-	1,087	1,155	1,845	2,077	2,930	2,707	2,790	2,804	2,817
Health premium	-	900	-	-	600	-	-	-	-	-
Payroll tax	-	841	-	697	993	2,389	-	-	-	803
Fuel tax & net carbon tax	289	846	450	420	441	576	465	465	330	628
Total	2,490	6,726	4,293	7,421	7,195	8,138	9,022	10,045	9,509	10,271
Alberta Tax Advantage		4,236	1,803	4,931	4,705	5,648	6,532	7,555	7,019	7,781
Employment Income of $100,000 – Two Income Couple with Two Children
Provincial income tax	4,514	3,514	4,330	6,252	3,581	5,196	6,719	7,464	7,466	6,611
Provincial sales tax	-	1,304	1,366	2,190	2,504	3,468	3,418	3,393	3,393	3,422
Health premium	-	900	-	-	900	-	-	-	-	-
Payroll tax	-	1,121	-	930	1,324	3,186	-	-	-	1,070
Fuel tax & net carbon tax	527	1,193	675	630	662	864	698	698	526	942
Total	5,041	8,032	6,371	10,002	8,971	12,714	10,835	11,555	11,385	12,045
Alberta Tax Advantage		2,991	1,330	4,961	3,930	7,673	5,794	6,514	6,344	7,004
Employment Income of $ 200,000 – Two Income Couple with Two Children
Provincial income tax	12,904	10,746	14,655	18,863	12,356	20,914	19,208	21,439	20,518	19,136
Provincial sales tax	-	2,156	2,212	3,493	4,145	5,629	5,513	5,439	5,470	5,515
Health premium	-	900	-	-	1,350	-	-	-	-	-
Payroll tax	-	2,242	-	1,860	2,648	6,371	-	-	-	2,141
Fuel tax & net carbon tax	797	1,193	675	630	662	864	698	698	526	942
Total	13,701	17,237	17,542	24,846	21,161	33,778	25,419	27,576	26,514	27,734
Alberta Tax Advantage		3,536	3,841	11,145	7,460	20,077	11,718	13,875	12,813	14,033

Calculations are based on other provinces’ tax parameters known as of October 4, 2019.

*	Health premiums are assumed to be borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers.

*	Fuel tax is based on estimated consumption of 3,000 litres of gasoline per year for one-income families and 4,500 litres of gasoline for two-income families.

*

Net carbon tax reflects direct costs only and is based on the fuel tax gasoline consumption assumptions and base natural gas consumption of 135 GJ/year for a family of four, adjusted based on provincial home heating consumption patterns. The cap-and-trade systems in Quebec and Nova Scotia, as well as the fuel charge and rebate under the federal carbon pricing backstop, are excluded. The net carbon tax for Alberta reflects the repeal of the carbon tax on May 30, 2019 and the Alberta Climate Leadership Adjustment Rebate (ACLAR) on June 30, 2019.

*	RRSP/RPP contributions of $0, $6,000, $10,000 and $25,000 are included in the calculation of personal income tax for the $35,000, $75,000, $100,000 and $200,000 families, respectively.

*	For two-income families, income and RRSP/RPP contributions are split 60/40 between the couple.

*	The children are assumed to be 6 and 12 years old.

160	Tax Plan | Fiscal Plan 2019 – 23

Major Provincial Tax Rates, 2019
		AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Personal Income Tax

Statutory rate range

lowest rate	(%)	10.00	5.06	10.50	10.80	5.05	15.00[a]	9.68	8.79	9.80	8.70

highest rate	(%)	15.00	16.80	14.50	17.40	13.16	25.75[a]	20.30	21.00	16.70	18.30[b]

Surtax	(%)	-	-	-	-	20/36[c]	-	-	-	10.00	-

Combined federal/provincial

top marginal rate[d]	(%)	48.00	49.80	47.50	50.40	53.53	53.31	53.30	54.00	51.37	51.30

Personal amount	($)	19,369	10,682	16,065	9,626	10,582	15,269	10,264	8,481	9,160	9,414

Spousal amount	(max.$)	19,369	9,147	16,065	9,134	8,985	15,269[e]	8,716	8,481	7,780	7,692

Corporate Income Tax

General rate	(%)	11.0[f]	12.0	12.0	12.0	11.5	11.6[f]	14.0	16.0	16.0	15.0

M&P rate	(%)	11.0[f]	12.0	10.0	12.0	10.0	11.6[f]	14.0	16.0	16.0	15.0

Small business

rate	(%)	2.0	2.0	2.0	0.0	3.5	6.0[f]	2.5	3.0	3.5[f]	3.0

threshold	($000)	500	500	600	500	500	500	500	500	500	500

Capital Tax

Financial institutions	(max.%)	-	-	4.0	6.0	-	-	5.0	4.0	5.0	6.0

Sales Tax	(%)	-	7.0	6.0	7.0	8.0	9.975	10.0	10.0	10.0	10.0

Taxes on Gasoline[g]	(¢/litre)	13.0	23.39[h]	15.0	14.0	14.7[i]	19.2[i,j]	15.5[i]	15.5[i]	14.1[i,k]	20.92[i,k]

Tobacco Tax	($/carton)	55.00	55.00	54.00[i]	60.00[i]	36.95[i]	29.80	51.04[i]	55.04[i]	50.00[i]	49.00[i]

Payroll Tax	(max.%)	-	1.95	-	2.15	1.95	4.26	-	-	-	2.00

Other provinces’ rates and amounts known as of October 4, 2019.

[a]	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.
[b]	Newfoundland and Labrador residents with taxable income over $50,000 are also required to pay a Temporary Deficit Reduction Levy of up to $1,800 in 2019.
[c]	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $4,740 and an additional 36% of basic tax in excess of $6,067.
[d]	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
[e]	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another.
[f]

Alberta will further reduce its general corporate tax rate by 1 percentage point on January 1 of each year until it reaches 8% in 2022. On January 1, 2020, Quebec will lower its general corporate tax rate to 11.5% and its small business rate to 5%, with a further decrease to 4% on January 1, 2021. PEI will lower its small business rate to 3% on January 1, 2020.

[g]	Taxes on gasoline include provincial gasoline and carbon taxes. The cap-and-trade systems in Quebec and Nova Scotia, as well as the fuel charge under the federal carbon pricing backstop, are excluded.
[h]

BC’s rate includes the 8.89¢/litre carbon tax on gasoline, which will increase to 10¢/litre on April 1, 2020 and then to 11.11¢/litre on April 1, 2021. Additional gasoline tax rates of 12.5¢/litre and 5.5¢/litre are imposed in the greater Vancouver and Victoria areas but are not included in the rate shown.

[i]	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
[j]	An additional tax on gasoline of 3¢/litre is imposed in the Montreal area but is not included in the rate shown.
[k]	The rates for PEI and Newfoundland and Labrador include their 4.42¢/litre provincial carbon taxes on gasoline.

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162

BUDGET 2019

GOVERNMENT OF ALBERTA  |  2019–23

Fiscal Plan

Debt

163

Debt	165

Historical Context	165

Provincial Debt Outstanding	168

Projections	171

Cash Management Improvements	172

Debt Metrics	173

164	Debt | Fiscal Plan 2019 – 23

Debt

Historical Context

Persistent deficits during the latter half of the 1980s and into the early 1990s caused a substantial amount of provincial debt to accumulate. But by the end of 2007-08, Alberta had virtually no taxpayer supported debt1 and more than enough money in a debt retirement account to repay what remained. The province also had combined savings of $15.1 billion in the Sustainability Fund and Capital Account, plus $19.6 billion in the Heritage Fund and four other endowment funds.

Since then, government recorded deficits in all but one year. That’s despite 14 consecutive years of surpluses that began in 1994-95.

In short, Alberta moved from having a relatively small amount of taxpayer supported debt and a surplus of financial assets, to having significant debt and substantially lower assets.

For eight years, from 2000-01 until 2008-09, the only external financing government used for its own needs was through public-private partnership projects (or P3s). By the end of 2008-09, the province had incurred $892 million in liabilities related to P3s. In 2009-10, government began once again to incur debt, borrowing $2.6 billion that year: $1.5 billion for capital spending and $1.1 billion to repay a liability to the Teachers’ Pension Plan. Debt and P3 liabilities grew slowly until 2012-13, when taxpayer supported debt totaled $6 billion. In the next two years, the debt grew faster and reached $13 billion by the end of 2014-15.

1

Taxpayer supported debt is debt whose payments come from tax and other provincial revenues. It is calculated by adding total outstanding debt and P3 obligations and then subtracting the amount of debt issued for financing self-supporting provincial corporations and government business enterprises.

Taxpayer Supported Debt

Debt | Fiscal Plan 2019 – 23	165

The primary use for this borrowing was to help finance capital projects. Operating deficits were funded by money saved during the 2000s into what eventually became the Contingency Account2. At this time, Alberta still had more financial assets than liabilities.

In the last four years, large budget deficits and aggressive capital spending rapidly expanded Alberta’s taxpayer supported debt by almost $50 billion, roughly three times the size of the Heritage Fund. In December 2016, all of the money in the Contingency Account was exhausted and government again needed to borrow to pay operating expenses.

By the end of 2016-17, the province had net financial liabilities instead of net financial assets. Continued borrowing in the following two years increased debt further. By the end of 2018-19, taxpayer supported debt totaled $62.7 billion.

Alberta is fortunate to continue to have substantial financial assets, including the Heritage Fund. While the purpose of these investments is not to pay down debt, credit rating agencies and investors will often net these assets against taxpayer supported debt when looking at Alberta’s creditworthiness.

This measure, referred to as net taxpayer supported debt, is calculated as taxpayer supported debt less the value of financial assets. Similar to taxpayer supported debt, net taxpayer supported debt has risen significantly.

At the end of the 2007-08 fiscal year, government had $34.5 billion more financial assets than taxpayer supported debt. Financial assets included money in the Sustainability Fund, the Capital Account and the Debt Retirement Account, as well as investments in the Heritage Fund and other provincial endowments3. However, the total value of these assets declined as government

[2]	In 2009-10, the Capital Account was merged into the Sustainability Fund. In 2013-14, the Sustainability Fund became the Contingency Account.

[3]

Alberta’s other endowment funds are the Alberta Heritage Foundation for Medical Research Endowment Fund, the Alberta Heritage Scholarship Fund, the Alberta Heritage Foundation for Science and Engineering Research Endowment Fund and the Alberta Cancer Prevention Legacy Fund.

Net Taxpayer Supported Debt

166	Debt | Fiscal Plan 2019 – 23

withdrew money in the Contingency Account (and its predecessors) to help finance capital spending, and eventually, operating deficits.

On March 31, 2019, Alberta’s net taxpayer supported debt was $37.1 billion. This is calculated by deducting $25.6 billion in asset value from $62.7 billion of taxpayer supported debt. Financial assets include the Heritage Fund ($16 billion) and the other four endowment funds (combined value $4.6 billion) and a $5 billion cash reserve.

Lenders and credit rating agencies paid substantial attention to how much Alberta was borrowing and the rapid pace of growing debt. Alberta’s credit rating dropped from AAA to A+ at S&P Global, from Aaa to Aa1 at Moody’s Investors Service, and from AAA to AA at DBRS.

During the last four years, Alberta’s borrowing costs increased compared to other provinces. As an example, at the end of September 2014 Alberta’s borrowing costs for 10-year debt were 0.20 per cent lower than Ontario’s borrowing costs. However, the rapidly growing debt caused relative borrowing costs to worsen over time. At its peak in May 2016, Alberta’s 10-year borrowing cost was 0.17 per cent higher than Ontario’s. At the end of March 2019, Alberta’s cost was 0.03 per cent higher.

An increase of 0.20 per cent or 0.25 per cent may not seem like much, but it is quite significant when borrowing billions of dollars. Fortunately, the general level of interest rates were, and are, at historically low levels.

Due to the rapid increase in debt, interest payments, or debt service costs4, also rose significantly in the last 10 years.

[4]

Debt service costs, unless otherwise noted, are shown here and on the province’s financial statements on a consolidated basis. As such, the calculation includes interest on taxpayer supported debt as well as interest on the debt of self-supporting provincial corporations. Interest paid by government business enterprises is not included.

Debt Service Costs

Debt | Fiscal Plan 2019 – 23	167

Composition of Alberta Debt

March 31, 2019

In 2007-08, total debt service costs were $208 million, or 0.6 per cent of total revenues. That went up to $728 million in 2014-15, representing 1.5 per cent of total provincial revenues.

During 2018-19, the province paid $2.0 billion in consolidated debt service costs. This amount includes $1.5 billion of interest paid on taxpayer supported debt, which is equal to 3.1 per cent of total revenues. Spending to pay the interest on outstanding taxpayer supported debt in 2018-19 was greater than the budgets of all but four departments (Health, Education, Advanced Education, and Community and Social Services).

Under the previous government’s plan, taxpayer supported debt was forecast to rise to $97.1 billion by the end of 2022-23. Under the new fiscal plan, debt will rise at a much slower pace. This will lower taxpayer supported debt to $93.2 billion at the end of 2022-23. Reducing the amount borrowed and the interest that needs to be paid means more provincial revenues can be used to support program spending. When the budget is balanced in four years, government will develop a plan to repay debt.

Provincial Debt Outstanding

On March 31, 2019, Alberta had $85.9 billion in total debt outstanding. This includes all debt issued by the Province of Alberta, money borrowed directly by the Alberta Capital Finance Authority, and P3 contracts.

Of the total, $5.1 billion is lent to government-business enterprises (or GBEs). GBEs’ debt is listed on their financial statements and is not consolidated with provincial debt on the province’s financial statements. The remainder of $80.8 billion is shown in government’s consolidated statement of financial position. It is comprised of $62.7 billion in taxpayer supported debt and $18.1 billion in loans to self-supporting provincial corporations.

The province borrows money for a number of reasons: to support its fiscal and capital plans, to manage short-term cash movements, to build and maintain its cash reserve and to lend money to various provincial corporations. These provincial corporations include two self-supporting lending organizations, the Alberta Capital Finance Authority5 and the Agriculture Financial Services Corporation. It also includes three government business enterprises: ATB Financial, the Alberta Petroleum Marketing Commission and the Balancing Pool. These five corporations have income producing assets used to make payments on the debt, so their debt is not considered part of taxpayer supported debt.

Management of the debt aims to minimize interest costs while prudently managing interest rate, refinancing, liquidity and other risks.

There are three key strategies. Maintaining access to multiple markets reduces interest costs and enhances liquidity. And managing the maturities of the debt

[5]

It is proposed in budget legislation that the Alberta Capital Finance Authority (ACFA) be dissolved. The program of providing low cost loans to local authorities will be continued by the province. The assets and liabilities of ACFA will be transferred to the province. Existing and new loans will continue to support the debt incurred to finance them.

168	Debt | Fiscal Plan 2019 – 23

minimizes the amount of debt maturing in any year. This second strategy reduces refinancing risk and interest rate risk. Liquidity risk is reduced by holding a prudent amount of cash needed to meet expected near-term cash flows. This also helps to avoid issuing debt in unfavourable market conditions.

The province uses both short-term debt (maturity in one day to one year) and long-term debt (maturity in one year and more). As of March 31, 2019, outstanding short-term debt was $7.5 billion, and outstanding long-term debt was $75.5 billion. The province also had $2.9 billion in P3 liabilities at that time.

The province issues short-term debt for two purposes. First, short-term debt is often issued for roughly one to 15 days to manage fluctuating cash balances. Second, short-term debt is often issued and re-financed regularly upon maturity to mimic debt with a floating interest rate. This method of achieving a floating interest rate exposure is typically more cost-effective than issuing floating rate bonds. About 60 per cent of outstanding short-term debt is used to meet the financing needs of provincial corporations.

Long-term debt is raised in Canadian and global capital markets through the sale of bonds to investors, including pension funds, insurance companies, banks and other institutional investment managers.

Selling bonds is less costly and more flexible than other forms of long-term borrowing, such as bank loans. Bonds typically have a fixed interest rate, but bonds with a floating interest rate can also be issued. Payments before the maturity of the bond are most often interest-only payments, leaving the entire principal amount, or par value, to be repaid on the bond’s maturity date. The province uses long-term debt for most of its financing requirements and those of provincial corporations.

Government borrows from multiple markets across the globe to lower costs and maintain strong access to liquidity.

While most long-term debt is issued in Canadian markets, the province has a target to issue between 30 per cent and 40 per cent of long-term debt in foreign markets, depending on market conditions. It is important to note that government takes no currency-related risks when issuing debt in foreign currencies6.

Short-term debt is issued in both Canada and the United States, while long-term debt is issued in Canada and other markets. Provincial debt has been issued in seven different foreign currencies to date (American dollars, Euros, British pounds, Australian dollars, Swiss francs, Swedish krona and South African rand). The province will also look at issuing debt in other currencies if it reduces borrowing costs. Investors around the world buy Alberta’s debt, regardless of currency.

6

The primary reason for this policy is that movements in the value of the Canadian dollar tend to be strongly correlated with the price of oil. When the price of oil goes down, typically the value of the Canadian dollar also goes down. The province’s revenues and economic health are also strongly correlated with oil prices. Falling oil prices that result in a falling Canadian dollar would cause Alberta’s foreign debt to be more expensive in Canadian dollars at the same time that the province’s revenues have declined.

Composition of Alberta Debt

March 31, 2019

Short-Term Debt by Market

March 31, 2019

Long-Term Debt by Market

March 31, 2019

Debt | Fiscal Plan 2019 – 23	169

Short-Term Debt Maturities

March 31, 2019

Long-Term Debt Maturities

March 31, 2019

Alberta issues debt with maturities ranging from one day to over 30 years. Most short-term debt is issued with an initial term to maturity of three months or less. Long-term debt is most commonly issued in terms of five, 10 and 30 years. While other terms to maturity are available, bonds with five, 10 or 30 year terms to maturity have the greatest demand.

On March 31, 2019, outstanding taxpayer supported short-term debt had an average term to maturity of 46 days and an average cost of 1.95 per cent. The average term to maturity of taxpayer supported long-term debt on March 31, 2019, was 12.2 years and the average cost was 2.74 per cent. The average term to maturity for all taxpayer supported debt was 11.2 years and the average cost was 2.57 per cent on March 31, 2019.

170	Debt | Fiscal Plan 2019 – 23

Projections

It is projected that government will need to borrow $15.1 billion in 2019-20. Of this, roughly $2.8 billion will be raised by increasing short-term debt outstanding, $113 million will be financed using P3s and $12.2 billion will be raised in long-term debt markets. In the following years, it is projected that the province will require between $12.3 billion and $15.3 billion in financing.

The vast majority of borrowing will be completed using long-term debt. The borrowing strategy will be similar to that of the recent past: build liquid benchmark bonds, target 30 to 40 per cent to be issued in foreign markets, and issue debt in multiple terms to maturity out to 30 years.

Borrowing Requirements
(millions of dollars)
		2019-20	2020-21	2021-22	2022-23
		Estimate	Target	Target	Target
Government	New financing	9,579	9,058	6,201	6,233

	Refinancing	3,899	3,071	3,679	3,274

	Total	13,478	12,129	9,880	9,507

Provincial corporations	New financing	247	658	838	1,084

	Refinancing	568	2,027	1,242	1,856

	Total	815	2,685	2,080	2,940

Government business enterprises	New financing	608	250	311	153

	Refinancing	200	200	0	0

	Total	808	450	311	153

Total borrowing requirements	New financing	10,434	9,966	7,350	7,470

	Refinancing	4,667	5,298	4,921	5,128

	Total	15,101	15,264	12,271	12,600

		2019-20	2020-21	2021-22	2022-23
Borrowing Sources		Estimate	Target	Target	Target

Money market (net change)		2,774	150	211	55

Public private partnerships		113	151	46	0

Long-term debt		12,214	14,963	12,014	12,545

	Total	15,101	15,264	12,271	12,600

Consolidated debt service costs are estimated to be $2.3 billion in 2019-20.

Debt service costs on taxpayer supported debt are projected to be $1.8 billion in 2019-20. This represents 3.7 per cent of estimated total revenues.

Projected Debt Service Costs
(millions of dollars)
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Direct debt	1,406	1,719	1,958	2,180	2,381
Public private partnerships	121	118	122	129	129
Taxpayer supported debt service costs	1,527	1,837	2,080	2,309	2,510
Self-supporting provincial corporations	444	428	440	471	503
Total consolidated debt service costs	1,971	2,265	2,520	2,780	3,013

Debt | Fiscal Plan 2019 – 23	171

Taxpayer supported debt is estimated to be $71.8 billion at the end of the current fiscal year. This is equal to almost 21 per cent of GDP and 144 per cent of revenue. Taxpayer supported debt per capita is forecast to be $16,386. Net taxpayer supported debt is projected to be $46.3 billion at year’s end. In relative terms, it will be over 13 per cent of GDP and just under 93 per cent of revenue. On a per capita basis, net taxpayer supported debt is expected to be $10,574.

Projected Debt Amounts
(millions of dollars)
	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Taxpayer supported debt	62,657	71,790	80,851	87,046	93,267

Investment funds	25,542	25,446	25,899	26,418	26,964

Net taxpayer supported debt	37,115	46,344	54,952	60,628	66,303

Cash Management Improvements

The most important step in slowing, and ultimately reversing, the growth of Alberta’s debt and interest costs is to balance the budget. Government also will improve how it manages its cash resources.

First, government will close a number of regulated funds that are no longer required. Spending on the funds’ purpose will not change, but will come directly out of government’s budget. The regulated funds being closed are the Lottery Fund, the Access to the Future Fund, the Alberta Cancer Legacy Prevention Fund, the Historic Resources Fund and the Environmental Protection and Enhancement Fund. Money in those funds are expected to reduce borrowing requirements by about $650 million and save roughly $13 million annually in interest costs.

Other measures to improve cash management and reduce the need to borrow will be identified and evaluated in future years. One proposed change currently being analyzed is to reduce the cash reserve from $5 billion to $4 billion. The cash reserve was established in 2017-18 to protect government against market disruptions that might affect borrowing needed to maintain operations. A smaller cash reserve will be sufficient for future reduced spending on government operations. The $1 billion reduction in the cash reserve means government can reduce its debt by the same amount. This proposal, if implemented, is expected to save about $25 million in interest annually.

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Debt Metrics

Taxpayer Supported Debt Per Capita

Net Taxpayer Supported Debt per Capita

Taxpayer Supported Debt to GDP

Debt | Fiscal Plan 2019 – 23	173

Net Taxpayer Supported Debt to GDP

Taxpayer Supported Debt to Revenue

Net Taxpayer Supported Debt to Revenue

174	Debt | Fiscal Plan 2019 – 23

Debt Service Costs to Revenue

Debt | Fiscal Plan 2019 – 23	175

BLANK PAGE

176

BUDGET 2019

GOVERNMENT OF ALBERTA | 2019–23

Fiscal Plan

Tables

177

Note: Amounts presented in tables may not add to totals due to rounding.

178	Tables | Fiscal Plan 2019 – 23

Summary Statement of Operations
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Revenue	49,624	50,016	50,079	53,629	57,543

Expense	56,329	56,540	55,212	55,482	55,759
Surplus / (deficit) before CBR / contingency / forecast allowance	(6,705)	(6,524)	(5,133)	(1,853)	1,784

Crude-by-rail provision (CBR)	6	1,500	-	-	-

Contingency / disaster assistance	-	680	750	750	750

Revenue forecast allowance	-	-	-	-	450
Surplus / (deficit)	(6,711)	(8,704)	(5,883)	(2,603)	584

Net assets at the beginning of the year[1]	29,671	23,267	14,563	8,680	6,077
Net assets at end of year	23,267	14,563	8,680	6,077	6,661
[1] Includes adjustments to net assets as reported in the annual consolidated financial statements.

Summary Statement of Financial Position
(millions of dollars)	At March 31
	2019	2020	2021	2022	2023
	Actual	Estimate	Target	Target	Target
Financial Assets	75,743	72,795	74,349	77,804	82,115
Liabilities	103,220	109,421	118,067	124,723	128,509
Net Financial Debt	(27,477)	(36,626)	(43,718)	(46,919)	(46,394)
Capital / Other Non-financial Assets	53,908	54,557	55,880	56,565	56,659
Deferred capital contributions	(3,164)	(3,368)	(3,482)	(3,569)	(3,604)
Net Assets	23,267	14,563	8,680	6,077	6,661

Tables | Fiscal Plan 2019 – 23	179

Schedule 1: Consolidated Fiscal Summary (millions of dollars)
	Statement of Operations	2018-19	2019-20	2020-21	2021-22	2022-23
		Actual	Estimate	Target	Target	Target
1	Total Revenue	49,624	50,016	50,079	53,629	57,543
	Expense
2	Operating expense	48,434	48,199	47,335	47,179	47,095
3	% change from prior year	4.0	(0.5)	(1.8)	(0.3)	(0.2)
4	Disaster and emergency assistance	507	636	-	-	-
5	Capital grants	1,952	2,086	1,957	1,999	2,024
6	Amortization / inventory consumption / loss on disposals	3,651	3,691	3,775	3,848	3,875
7	Debt servicing costs – general	1,074	1,246	1,355	1,482	1,610
8	Debt servicing costs – Capital Plan	897	1,019	1,165	1,298	1,403
9	Pension provisions	(190)	(337)	(375)	(324)	(248)

10	Expense	56,329	56,540	55,212	55,482	55,759

11	Surplus / (deficit) before CBR / contingency / forecast allowance	(6,705)	(6,524)	(5,133)	(1,853)	1,784
12	Crude-by-rail provision (CBR - Energy)	6	1,500	-	-	-
13	Contingency and disaster and emergency assistance	-	680	750	750	750
14	Revenue forecast allowance	-	-	-	-	450

15	Surplus / (Deficit)	(6,711)	(8,704)	(5,883)	(2,603)	584

	Capital Plan

16	Capital grants	1,952	2,086	1,957	1,999	2,024
17	Capital investment	4,105	4,119	4,615	3,997	3,383
18	Total Capital Plan	6,057	6,206	6,572	5,996	5,407

	Cash adjustments / borrowing requirements	(at March 31)

19	Cash at start of year	1,661	6,342	3,500	3,500	3,500
20	Surplus / (deficit)	(6,711)	(8,704)	(5,883)	(2,603)	584
21	Cash adjustments (for details, see table on page 187)
22	Retained income of funds and agencies	(1,191)	(42)	(1,209)	(1,105)	(1,178)
23	Other cash adjustments	(817)	(511)	263	(804)	(956)
24	Capital cash adjustments	1,904	1,777	2,283	2,181	2,265

	Total cash requirements	(6,815)	(7,480)	(4,546)	(2,331)	715

25	Cash to be transferred next year / from prior-year final results	(854)	854	-	-	-
26	Pre-borrowing for cash management purposes	7,198	3,500	3,500	3,500	7,000
27	Direct borrowing required (without pre-borrowing)	5,153	283	1,045	(1,170)	(4,215)

28	Cash at end of year	6,342	3,500	3,500	3,500	7,000

	Taxpayer-supported Liabilities / Borrowing	(at March 31)

	Liabilities for Capital Projects
29	Opening balance	29,339	33,597	36,983	41,499	45,364
30	Alternative financing (P3s – public-private partnerships)	128	113	151	46	-
31	Direct borrowing	4,177	3,320	4,362	3,825	3,448
32	Re-financing of existing debt	500	3,899	3,071	1,753	1,669
33	Principal repayments / amortization of debt issue costs	(547)	(3,946)	(3,068)	(1,759)	(1,681)
34	Total Liabilities for Capital Projects	33,597	36,983	41,499	45,364	48,800
	Borrowing for the Fiscal Plan / Other General Purposes
35	Opening balance	19,227	29,060	34,807	39,352	41,682
36	Direct borrowing for Fiscal Plan	12,351	3,783	4,545	2,330	2,785
37	Other general purpose borrowing (short-term; reserve; ASHC)	(2,518)	2,364	-	-	-
38	Re-financing of existing debt	-	-	-	1,926	1,603
39	Principal repayments	-	(400)	-	(1,926)	(1,603)
40	Total Borrowing for the Fiscal Plan / Other	29,060	34,807	39,352	41,682	44,467

41	Total Taxpayer-supported Debt - Capital Projects / Fiscal Plan / Other	62,657	71,790	80,851	87,046	93,267
42	Percentage of nominal Alberta GDP	18.0%	19.9%	21.9%	22.2%	22.5%

180	Tables | Fiscal Plan 2019 – 23

Schedule 2: Statement of Financial Position
(millions of dollars)	At March 31
	2019	2020	2021	2022	2023
	Actual	Estimate	Target	Target	Target

Financial Assets
Alberta Heritage Savings Trust Fund	15,956	16,227	16,535	16,866	17,203
Endowment funds:
Alberta Heritage Foundation for Medical Research	1,778	1,820	1,908	2,010	2,118
Alberta Heritage Science and Engineering Research	1,076	1,106	1,141	1,191	1,248
Alberta Heritage Scholarship	1,281	1,293	1,315	1,351	1,395
Alberta Cancer Prevention Legacy Fund	451	-	-	-	-
Alberta Enterprise Corporation	158	161	160	159	158
Contingency Account	6,342	-	-	-	-
Self-supporting lending organizations:
Alberta Capital Finance Authority	16,478	16,900	17,144	17,294	17,472
Agriculture Financial Services Corporation	5,507	5,850	6,284	6,747	7,223
Equity in commercial enterprises	3,062	3,276	3,549	3,686	3,862
Student loans	2,884	3,254	3,603	3,968	4,299
Climate funds (TIER Fund / Energy Efficiency Ab. / carbon tax)	879	545	545	545	545
Cash Reserve	2,268	5,000	5,000	5,000	5,000
Other financial assets (including SUCH sector / Alberta Innovates Corp.)	17,623	17,363	17,165	18,987	21,592
Total Financial Assets	75,743	72,795	74,349	77,804	82,115

Liabilities
Taxpayer-supported debt:
Direct borrowing for the Capital Plan	30,651	33,990	38,429	42,331	45,856
Alternative financing (P3s - Public-private partnerships - Capital Plan)	2,946	2,993	3,070	3,033	2,944
Debt issued to reduce pre-1992 TPP unfunded liability	944	594	594	594	594
Direct borrowing for the Fiscal Plan	25,430	29,213	33,758	36,088	38,873
Other debt (short-term; ASHC; reserve)	2,686	5,000	5,000	5,000	5,000
Total taxpayer-supported debt	62,657	71,790	80,851	87,046	93,267
Self-supporting lending organization debt:
Alberta Capital Finance Authority	15,902	16,042	16,600	17,339	18,319
Agriculture Financial Services Corporation	2,232	2,339	2,439	2,538	2,642
Total debt	80,791	90,171	99,890	106,923	114,228

Coal phase-out liabilities	983	914	842	769	693
Pension liabilities	9,240	8,903	8,528	8,204	7,956
Other liabilities (including SUCH sector / Alberta Innovates Corp.)	12,206	9,433	8,807	8,827	5,632
Total Liabilities	103,220	109,421	118,067	124,723	128,509
Net Financial Assets	(27,477)	(36,626)	(43,718)	(46,919)	(46,394)
Capital / Other Non-financial Assets	53,908	54,557	55,880	56,565	56,659
Deferred capital contributions	(3,164)	(3,368)	(3,482)	(3,569)	(3,604)
Net Assets	23,267	14,563	8,680	6,077	6,661

Schedule 3: Capital Assets
(millions of dollars)	At March 31
	2019	2020	2021	2022	2023
	Actual	Estimate	Target	Target	Target

Net book value at start of the year	51,399	52,925	53,888	55,216	55,906
Additions (capital investment)	4,105	4,119	4,615	3,997	3,383
Contingency	-	(600)	(650)	(600)	(550)
Amortization	(2,472)	(2,556)	(2,637)	(2,707)	(2,734)
Net book value of capital asset disposals / adjustments	(107)	-	-	-	-
Net Book Value at End of Year	52,925	53,888	55,216	55,906	56,005

Tables | Fiscal Plan 2019 – 23	181

Schedule 4: Statement of Operations
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Revenue
Personal income tax	11,874	11,990	12,619	13,451	14,335
Corporate income tax	4,871	4,177	4,614	5,031	5,388
Other taxes	6,833	5,766	5,803	5,991	6,207
Non-renewable resource revenue	5,429	6,527	5,386	6,738	8,591
Transfers from Government of Canada	8,013	9,200	8,883	9,426	9,746
Investment income	2,349	2,585	2,697	2,893	3,009
Net income from govt. business enterprises	2,585	2,417	2,558	2,495	2,580
Premiums, fees and licences	3,911	3,872	4,047	4,131	4,241
Other	3,759	3,482	3,472	3,473	3,446
Total Revenue	49,624	50,016	50,079	53,629	57,543

Expense [a]
Advanced Education	6,094	5,842	5,709	5,614	5,504
Agriculture and Forestry	1,434	1,411	874	869	866
Children’s Services	1,492	1,586	1,639	1,695	1,719
Community and Social Services	3,636	3,910	3,910	3,910	3,910
Culture, Multiculturalism and Status of Women	327	277	259	221	191
Economic Development, Trade and Tourism	356	295	284	298	308
Education	8,637	8,580	8,581	8,585	8,589
Energy	735	751	586	601	592
Environment and Parks	748	724	697	667	663
Executive Council	17	20	17	17	17
Health	21,915	22,105	22,197	22,177	22,208
Indigenous Relations	261	198	195	183	183
Infrastructure	639	613	621	614	601
Justice and Solicitor General	1,454	1,454	1,397	1,359	1,362
Labour and Immigration	209	220	209	212	207
Municipal Affairs	1,229	1,521	1,435	1,380	1,342
Seniors and Housing	726	704	716	712	711
Service Alberta	688	675	621	605	596
Transportation	1,584	1,703	1,499	1,726	1,815
Treasury Board and Finance	2,221	1,861	1,487	1,443	1,444
Legislative Assembly	137	159	133	133	164
Total Program Expense	54,548	54,612	53,067	53,026	52,994
Debt servicing costs	1,971	2,265	2,520	2,780	3,013
Pension provisions	(190)	(337)	(375)	(324)	(248)
Expense	56,329	56,540	55,212	55,482	55,759
Surplus / (deficit) before CBR / contingency / forecast allowance	(6,705)	(6,524)	(5,133)	(1,853)	1,784
Crude-by-rail provision (CBR - Energy)	6	1,500	-	-	-
Contingency / disaster assistance	-	680	750	750	750
Revenue forecast allowance	-	-	-	-	450
Surplus / (deficit)	(6,711)	(8,704)	(5,883)	(2,603)	584

Beginning net assets (+ adjustments)	29,671	23,267	14,563	8,680	6,077
Net assets at end of year	23,267	14,563	8,680	6,077	6,661

[a]

2018-19 numbers have been restated on the 2019-20 basis, incorporating ministry reorganizations under the Government Organization Act, on April 30, 2019 (O.C. #89/2019), and on October 24, 2019 under the Appropriation Act, 2019. For specific details, please refer to page iii of the Preface to the 2019-20 Government Estimates.

182	Tables | Fiscal Plan 2019 – 23

Schedule 5: Revenue
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Income Taxes
Personal income tax	11,874	11,990	12,619	13,451	14,335
Corporate income tax	4,871	4,177	4,614	5,031	5,388
	16,745	16,167	17,233	18,482	19,723
Other Taxes
Education property tax (includes opted-out boards)	2,441	2,455	2,567	2,661	2,767
Fuel tax	1,394	1,397	1,433	1,464	1,502
Tobacco tax	873	864	865	855	855
Insurance taxes	612	650	702	757	816
Tourism levy	90	88	92	97	102
Freehold mineral rights tax	67	67	70	78	81
Cannabis tax	30	70	74	79	84
Carbon tax	1,324	175	-	-	-
	6,833	5,766	5,803	5,991	6,207
Non-Renewable Resource Revenue
Bitumen royalty	3,214	4,682	3,492	4,470	6,131
Crude oil royalty	1,149	1,163	1,034	1,153	1,272
Natural gas and by-products royalty	536	362	487	700	777
Bonuses and sales of Crown leases	360	164	239	287	291
Rentals and fees / coal royalty	170	156	134	128	120
	5,429	6,527	5,386	6,738	8,591
Transfers from Government of Canada
Canada Health Transfer	4,461	4,697	4,891	5,090	5,320
Canada Social Transfer	1,637	1,705	1,766	1,831	1,901
Direct transfers to SUCH sector / Alberta Innovates Corporation	522	568	580	595	607
Infrastructure support	397	912	586	813	867
Agriculture support programs	272	271	267	268	268
Labour market agreements	255	276	299	314	314
Other (includes 2019-20 fiscal stabilization payment)	469	771	494	515	469
	8,013	9,200	8,883	9,426	9,746
Investment Income
Alberta Heritage Savings Trust Fund	1,071	1,286	1,217	1,336	1,422
Endowment funds	234	269	304	346	367
Alberta Capital Finance Authority	359	358	485	497	509
Agriculture Financial Services Corporation	138	137	142	149	157
Other (includes SUCH sector)	547	535	549	565	554
	2,349	2,585	2,697	2,893	3,009
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,446	1,414	1,410	1,454	1,481
AGLC – Liquor	860	823	910	928	947
AGLC – Cannabis	(34)	(31)	(34)	(24)	(25)
ATB Financial	139	153	243	284	284
Balancing Pool	361	210	85	94	103
Other (CUDGCo and APMC)	(187)	(152)	(56)	(241)	(211)
	2,585	2,417	2,558	2,495	2,580
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,256	1,309	1,396	1,467	1,540
Health / school board fees and charges	701	697	705	714	723
Motor vehicle licences	520	526	546	549	554
Crop, hail and livestock insurance premiums	323	310	334	348	360
Energy industry levies	330	320	302	306	296
Other (includes land titles, lands and grazing, health benefit premiums)	781	710	764	746	768
	3,911	3,872	4,047	4,131	4,241
Other
SUCH sector sales, rentals and services	968	1,053	1,067	1,081	1,094
SUCH sector fundraising, donations, gifts and contributions	809	686	701	712	720
AIMCo investment management charges	406	360	360	360	361
Fines and penalties	200	221	258	259	259
Refunds of expense	367	194	195	196	197
Technology Innovation and Emissions Reduction Fund	528	556	478	454	415
Miscellaneous (includes Alberta Innovates Corporation)	481	412	412	411	400
	3,759	3,482	3,472	3,473	3,446
Total Revenue	49,624	50,016	50,079	53,629	57,543

Tables | Fiscal Plan 2019 – 23	183

Schedule 6: Operating Expense
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Advanced Education	5,392	5,117	4,976	4,866	4,756
Agriculture and Forestry	967	879	834	824	822
Children’s Services	1,492	1,586	1,639	1,695	1,719
Community and Social Services	3,634	3,910	3,910	3,910	3,910
Culture, Multiculturalism and Status of Women	236	218	192	175	158
Economic Development, Trade and Tourism	349	286	277	291	300
Education	8,223	8,223	8,223	8,223	8,223
Energy	552	601	501	529	519
Environment and Parks	574	610	575	559	550
Executive Council	17	20	17	17	17
Health	20,409	20,610	20,616	20,632	20,672
Indigenous Relations	213	190	188	176	176
Infrastructure	488	460	473	452	428
Justice and Solicitor General	1,452	1,449	1,391	1,353	1,356
Labour and Immigration	208	219	208	211	206
Municipal Affairs	263	240	225	223	222
Seniors and Housing	630	638	639	639	639
Service Alberta	554	538	485	478	469
Transportation	443	411	376	374	372
Treasury Board and Finance	2,199	1,837	1,462	1,419	1,419
Legislative Assembly	136	157	130	130	161
Total Operating Expense	48,434	48,199	47,335	47,179	47,095

Schedule 7: Debt Servicing Costs
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Taxpayer-supported general debt servicing costs
Education – school boards	10	9	9	9	9
Seniors and Housing – Alberta Social Housing Corporation	5	5	-	-	-
Treasury Board and Finance	615	804	906	1,002	1,098
Total	630	818	915	1,011	1,107

Taxpayer-supported Capital Plan debt servicing costs
Education – Alberta Schools Alternative Procurement P3s	28	28	27	26	26
Transportation – ring road P3s	92	90	95	103	103
Treasury Board and Finance – direct borrowing	777	901	1,043	1,169	1,274
Total	897	1,019	1,165	1,298	1,403
Total taxpayer-supported debt servicing costs	1,527	1,837	2,080	2,309	2,510

Self-supported debt servicing costs
Treasury Board and Finance – Ab. Capital Finance Authority	373	358	367	395	426
Treasury Board and Finance – Ag. Financial Services Corp.	71	70	73	76	77
Total	444	428	440	471	503
Total Debt Servicing Costs	1,971	2,265	2,520	2,780	3,013

184	Tables | Fiscal Plan 2019 – 23

Schedule 8: Capital Amortization
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Advanced Education	525	550	555	566	566
Agriculture and Forestry	22	28	25	25	25
Community and Social Services	1	1	1	1	1
Culture, Multiculturalism and Status of Women	4	8	7	7	7
Economic Development, Trade and Tourism	7	7	7	7	7
Education	413	356	357	361	365
Energy	18	14	14	14	14
Environment and Parks	59	77	88	96	102
Health	544	573	605	612	612
Infrastructure	119	127	135	145	162
Justice and Solicitor General	2	6	6	6	6
Labour and Immigration	1	1	1	1	1
Municipal Affairs	2	3	4	5	5
Seniors and Housing	35	42	44	39	39
Service Alberta	115	122	121	112	112
Transportation	583	615	640	682	682
Treasury Board and Finance	22	24	25	24	25
Legislative Assembly	1	3	3	3	3
Total Amortization Expense	2,472	2,556	2,637	2,707	2,734

Schedule 9: Inventory Consumption
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Advanced Education	172	175	178	181	181
Agriculture and Forestry	1	1	1	1	1
Culture, Multiculturalism and Status of Women	1	1	1	1	1
Health	921	894	894	894	894
Infrastructure	3	3	3	3	3
Service Alberta	14	10	10	10	10
Transportation	48	50	50	50	50
Total Inventory Consumption	1,163	1,134	1,137	1,140	1,140

Schedule 10: Inventory Acquisition
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Advanced Education	172	175	178	181	181
Agriculture and Forestry	1	1	1	1	1
Culture, Multiculturalism and Status of Women	1	1	1	1	1
Health	943	888	888	888	888
Infrastructure	3	3	3	3	3
Service Alberta	14	10	10	10	10
Transportation	50	50	50	50	50
Legislative Assembly	1	1	1	1	1
Total Inventory Acquisition	1,181	1,128	1,132	1,135	1,135

Tables | Fiscal Plan 2019 – 23	185

Schedule 11: Contingency and Disaster and Emergency Assistance
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target
Agriculture and Forestry – agriculture support	193	-	-	-	-
Agriculture and Forestry – wildfire fighting	233	485	-	-	-
Municipal Affairs – wildfire / flood support	80	151	-	-	-
Treasury Board and Finance – contingency	-	680	750	750	750
Total Disaster / Emergency Assistance	507	1,316	750	750	750

Schedule 12: Borrowing Requirements
(millions of dollars)	2019-20	2020-21	2021-22	2022-23
	Estimate	Target	Target	Target

Government	13,478	12,129	9,880	9,507
Provincial corporations	815	2,685	2,080	2,940
Government business enterprises	808	450	311	153
Total borrowing requirements	15,101	15,264	12,271	12,600

Schedule 13: Borrowing Sources
(millions of dollars)	2019-20	2020-21	2021-22	2022-23
	Estimate	Target	Target	Target

Money market (net change)	2,774	150	211	53
Public-private partneships (P3s)	113	151	46	-
Term debt	12,214	14,963	12,014	12,547
Total borrowing sources	15,101	15,264	12,271	12,600

Schedule 14: Pension Liabilities
(millions of dollars)	At March 31
	2019	2020	2021	2022	2023
	Actual	Estimate	Target	Target	Target
Teachers’ Pension Plan (pre-1992)	7,739	7,503	7,277	7,042	6,799
Teachers’ Pension Plan (post-1992)	340	227	83	-	-
Public Service Management Pension Plan (pre-1992; closed) [b]	473	445	412	379	344
Universities Academic Pension Plan (pre-1992)	259	319	334	349	365
Special Forces Pension Plan (pre-1992)	93	69	69	69	69
Members of the Legislative Assembly Pension Plan (closed) [b]	40	39	37	35	32
Public Service Supplementary Retirement Plan	70	68	76	86	96
Provincial Judges and Masters in Chambers Pension Plan	-	4	13	23	35
SUCH sector – Universities Academic / Supp. Executive Retirement Plans	226	229	227	221	216
Total Pension Liabilities	9,240	8,903	8,528	8,204	7,956
Annual non-cash change in pension liabilities	(190)	(337)	(375)	(324)	(248)

[a]	The following public service pension plans are fully funded, and thus not included above: the Local Authorities Pension Plan, the Public Service Pension Plan and the Management Employees Pension Plan.

[b]	Membership closed and pensionable service no longer being accrued.

186	Tables | Fiscal Plan 2019 – 23

Schedule 15: Cash Adjustments [a]
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Retained Income of Funds and Agencies
Alberta Heritage Savings Trust Fund inflation-proofing	(374)	(271)	(308)	(331)	(337)
ATB Financial	(139)	(153)	(243)	(284)	(284)
Agriculture Financial Services Corporation	(153)	(377)	(388)	(401)	(410)
Heritage Foundation for Medical Research Endowment Fund	(18)	(42)	(88)	(102)	(108)
Heritage Science and Engineering Research Endowment Fund	(18)	(30)	(35)	(50)	(57)
Heritage Scholarship Fund	(12)	(12)	(22)	(36)	(44)
Alberta Social Housing Corporation	(83)	250	(18)	4	6
Alberta Capital Finance Authority	(38)	(33)	(48)	(42)	(42)
Alberta Cancer Prevention Legacy Fund	14	389	-	-	-
Credit Union Deposit Guarantee Corporation	(22)	(23)	(24)	(23)	(23)
Alberta Petroleum Marketing Commission	215	172	79	264	234
Carbon tax account	(236)	282	-	-	-
Technology Innovation and Emissions Reduction Fund	(126)	52	-	-	-
Balancing Pool	(361)	(210)	(85)	(94)	(103)
Other	160	(35)	(28)	(11)	(11)
Total Retained Income of Funds and Agencies	(1,191)	(42)	(1,209)	(1,105)	(1,178)

Other Cash Adjustments
SUCH sector own-source revenue	(4,858)	(4,887)	(5,036)	(5,169)	(5,299)
SUCH sector own-source expense	5,600	5,229	5,225	5,173	5,203
Net deferred capital contribution cash adjustment	75	144	54	27	(25)
Energy royalties (difference between accrued revenue & cash)	139	(50)	617	(74)	(174)
Student loans	(337)	(370)	(349)	(365)	(331)
Inventory acquisition	(132)	(133)	(135)	(135)	(135)
Other cash adjustments	(1,084)	(219)	(39)	(112)	(79)
2013 Alberta flood assistance revenue / expense	(110)	8	170	59	-
Wood Buffalo wildfire revenue / expense	(44)	(29)	(2)	(16)	-
Pension provisions (non-cash expense)	(190)	(337)	(375)	(324)	(248)
Inventory consumption (non-cash expense)	124	133	134	132	132
Total Other Cash Adjustments	(817)	(511)	263	(804)	(956)

Capital cash adjustments
Capital investment (excluding SUCH sector self-financed)	(3,280)	(3,412)	(3,946)	(3,392)	(2,855)
Capital Plan contingency	-	600	650	600	550
Current principal repayments (P3s – public-private partnerships)	(64)	(66)	(74)	(83)	(89)
Withdrawal from / (deposit to) Capital Plan financing account	(68)	123	-	-	-
Direct borrowing for Capital Plan	4,177	3,320	4,362	3,824	3,448
Alternative financing (P3s – public-private partnerships)	128	113	151	46	-
Amortization (excluding SUCH sector - non-cash expense)	995	1,099	1,140	1,186	1,211
Book value of asset disposals (net non-cash expense / revenue)	16	-	-	-	-
Total Capital Cash Adjustments	1,904	1,777	2,283	2,181	2,265

[a]	Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

Tables | Fiscal Plan 2019 – 23	187

Schedule 16: Capital Plan [a]
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual [b]	Estimate	Target	Target	Target

Advanced Education	694	572	530	407	363
Agriculture and Forestry	37	41	36	39	39
Community and Social Services	2	1	1	1	1
Culture, Multiculturalism and Status of Women	88	52	61	41	28
Economic Development, Trade and Tourism	7	16	11	11	11
Education	678	740	878	654	437
Energy	185	150	89	76	70
Environment and Parks	172	111	92	76	69
Health	925	1,067	1,268	1,162	1,077
Indigenous Relations	48	8	7	7	7
Infrastructure	269	229	264	257	199
Justice and Solicitor General	8	9	9	11	14
Labour and Immigration	3	1	1	1	1
Municipal Affairs	889	1,132	1,216	1,155	1,118
Seniors and Housing	170	151	212	150	106
Service Alberta	109	110	96	101	101
Transportation	1,757	1,790	1,785	1,832	1,752
Treasury Board and Finance	14	24	15	14	14
Legislative Assembly	2	2	2	2	2
Total Capital Plan	6,057	6,206	6,572	5,996	5,407

[a]

The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

[b]

2018-19 Capital Plan (Capital Investment) numbers have been restated to correct for an error made at year-end overstating Education’s Capital Investment by a net $123 million. Numbers have also been restated on a comparable basis to the Budget 2019 Fiscal Plan, by removing $134 million from Infrastructure and moving $285 million from Infrastructure to Health. An accounting policy change made at year-end 2018-19 adjusted allocation of school and health projects managed by Infrastructure and still in progress to be reported as Infrastructure Capital Investment. For the Fiscal Plan, this reporting is being reversed, as ownership of the completed assets will eventually reside with Education and Health entities.

Schedule 17: Capital Grants
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Agriculture and Forestry	17	17	13	18	18
Community and Social Services	1	-	-	-	-
Culture, Multiculturalism and Status of Women	85	49	59	39	26
Economic Development, Trade and Tourism	-	2	-	-	-
Education	1	1	1	1	1
Energy	165	136	71	58	58
Environment and Parks	114	38	34	11	12
Health	38	28	84	40	32
Indigenous Relations	48	8	7	7	7
Infrastructure	28	23	10	14	8
Municipal Affairs	884	1,127	1,207	1,152	1,115
Seniors and Housing	57	25	33	34	33
Service Alberta	3	5	5	5	5
Transportation	510	627	432	619	710
Total Capital Grants	1,952	2,086	1,957	1,999	2,024

188	Tables | Fiscal Plan 2019 – 23

Schedule 18: Capital Investment [a]
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Advanced Education	694	572	530	407	363
Agriculture and Forestry	19	23	22	21	21
Community and Social Services	-	1	1	1	1
Culture, Multiculturalism and Status of Women	3	2	2	2	2
Economic Development, Trade and Tourism	7	15	11	11	11
Education	678	739	877	653	436
Energy	20	14	17	17	11
Environment and Parks	58	73	57	64	57
Health	887	1,039	1,184	1,121	1,045
Infrastructure	241	206	254	244	191
Justice and Solicitor General	8	9	9	11	14
Labour and Immigration	3	1	1	1	1
Municipal Affairs	5	4	9	3	3
Seniors and Housing	113	126	179	116	73
Service Alberta	106	105	91	96	96
Transportation	1,247	1,162	1,352	1,212	1,042
Treasury Board and Finance	14	24	15	14	14
Legislative Assembly	2	2	2	2	2
Total Capital Investment	4,105	4,119	4,615	3,997	3,383
[a] Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

Schedule 19: Capital Plan Liability / Fiscal Plan Borrowing Principal Repayments
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Education – Alberta Schools Alternative Procurement P3s	15	16	17	17	18
Infrastructure – Evan Thomas water treatment P3	1	1	1	1	1
Transportation – ring road P3s	48	50	56	65	70
Seniors and Housing - Alberta Social Housing Corporation	2	50	-	-	-
Treasury Board and Finance – debt issued to reduce pre-1992 TPP liability	-	350	-	-	-
Treasury Board and Finance – direct borrowing	500	4,249	3,071	3,680	3,272
Total Principal Repayments	566	4,716	3,145	3,763	3,361

Schedule 20: Capital Plan Funding Sources
(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual	Estimate	Target	Target	Target

Capital Plan, less	6,057	6,206	6,572	5,996	5,407
10% cash flow adjustment (rounded)	-	(600)	(650)	(600)	(550)
Capital Plan funding requirements	6,057	5,606	5,922	5,396	4,857
Source of funding:
Cash received (primarily federal govt.) / donations / disposals	605	1,053	657	859	864
Retained income of funds and agencies (primarily ASHC)	(69)	150	12	4	(41)
SUCH sector self-financed	825	707	668	604	528
TIER Fund (and carbon tax in 2018-19)	459	140	71	58	58
Alternative financing (P3s – public-private partnerships)	128	113	151	46	-
Direct borrowing	4,177	3,320	4,362	3,825	3,448
Withdrawal from / (deposit to) Capital Plan financing account	(68)	123	-	-	-
Total Capital Plan funding Sources	6,057	5,606	5,921	5,396	4,857

Tables | Fiscal Plan 2019 – 23	189

Schedule 21: Full-Time Equivalents [a]
	2018-19	2019-20
	Budget	Estimate	Change
Department
Advanced Education	575	540	(35)
Agriculture and Forestry	1,701	1,650	(51)
Children’s Services	2,768	2,768	-
Community and Social Services	3,163	2,940	(223)
Culture, Multiculturalism and Status of Women	568	536	(32)
Economic Development, Trade and Tourism	373	348	(25)
Education	553	513	(40)
Energy	562	540	(22)
Environment and Parks	2,213	2,103	(110)
Executive Council	122	119	(3)
Health	910	846	(64)
Indigenous Relations	230	208	(22)
Infrastructure	938	890	(48)
Justice and Solicitor General	6,987	6,789	(198)
Labour and Immigration	816	858	42
Municipal Affairs	590	567	(23)
Seniors and Housing	269	267	(2)
Service Alberta	2,238	2,193	(45)
Transportation	732	893	161
Treasury Board and Finance – department	548	506	(42)
Treasury Board and Finance – Communications and Public Engagement	309	284	(25)
Treasury Board and Finance – Public Service Commission	710	658	(52)
Workforce re-allocation	(35)	-	35
Department	27,840	27,016	(824)

Agencies / SUCH sector / other arm’s length entities
Advanced Education – Post-secondary institutions	33,588	33,288	(300)
Agriculture and Forestry – Agriculture Financial Services Corporation	630	630	-
Economic Development, Trade and Tourism – Travel Alberta Corporation	80	80	-
Economic Development and Trade – Alberta Enterprise Corporation	6	6	-
Economic Development and Trade – Alberta Innovates Corporation	712	612	(100)
Education - School boards (including Francophone / charter)			-
Certificated Staff	37,197	37,366	169
Non-certificated Staff	26,452	26,973	521
Energy – Alberta Energy Regulator	1,240	970	(270)
Energy – Alberta Utilities Commission	143	136	(7)
Environment and Parks – Energy Efficiency Alberta	34	34	-
Environment and Parks – Natural Resources Conservation Board	47	47	-
Health – Alberta Health Services	80,570	80,570	-
Health – Health Quality Council of Alberta	35	35	-
Indigenous Relations - Alberta Indigenous Opportunities Corporation	-	9	9
Justice and Solicitor General – Victims of Crime Fund	54	64	10
Municipal Affairs – Safety Codes Council	60	60	-
Transportation – Transportation Safety Board	12	12	-
Treasury Board and Finance – Alberta Insurance Council	24	24	-
Treasury Board and Finance – Alberta Investment Management Corporation	427	452	25
Treasury Board and Finance – Alberta Local Authorities Pension Plan Corporation	8	-	(8)
Treasury Board and Finance – Alberta Pensions Services Corporation	297	297	-
Treasury Board and Finance – Alberta Securities Commission	205	205	-
Legislative Assembly	746	757	11
Agencies / SUCH sector / other arm’s length entities	182,567	182,627	60

Total Full-Time Equivalent Employment	210,407	209,643	(764)

[a]	2018-19 budget numbers have been restated on the 2019-20 basis, incorporating ministry reorganizations, and for updated information where applicable.

190	Tables | Fiscal Plan 2019 – 23

Schedule 22: Changes to Fees

(dollars)

Ministry / Description	2018-19	2019-20	2020-21
Culture, Multiculturalism, and Status of Women
Royal Alberta and Royal Tyrell museums
Adult one / two-day pass	$19 / $27	$19 / $27	$21/$29
Family one / two-day pass	$48 / $69	$48 / $69	$50/$71
Special Exhibit Fee	-	-	nil to $15
museums
Adult one-day pass	$13	$13	$15
Family one-day pass	$35	$35	$40
Experience Alberta
Adult annual pass	$50	$50	$55
Family annual pass	$120	$120	$125

Environment and Parks
Grazing lease rental rates (subject to change as amounts are dependent on market cattle prices)	$1.39 to $2.79	$1.39 to $2.79	$1.63 to $2.73
Certification renewal fee for certified water and wastewater operators	-	-	$130

Health
Statement of benefits paid	$25	$75	$75

Labour and Immigration
Alberta Immigrant Nominee Program
Application fee	-	-	$500
Other services fees (e.g., letter of support / reconsideration, nomination extension, application withdrawals)	-	-	$100

Service Alberta
Motor vehicles
Operator / passenger	$75	$80	$80
Non-commercial trailers pulled by a licensed vehicle (e.g., recreation vehicles, campers)	$100	$150	$150
Administrative changes (duplicate or exchange operator license, reclassification of operator licence, etc.)	$13	$15	$15
Land titles
Transfers / title creation - flat + variable fee (based on every $5,000)	$1	$2	$2
Mortgages - flat + variable fee (based on every $5,000)	$1	$2	$2
Discharge on interest	$5	$10	$10

Tables | Fiscal Plan 2019 – 23	191

Schedule 23: Expense by Object a (millions of dollars) disaster and Others Inventory to Capital Costs Expense Services of of savings ages 20 Benefits - W and Others Provisions to Grants unallocated year / - 2019 Servicing in and Total Salaries, Employee Supplies Grants Capital Amortization Assets Consumption Pension Debt Other T Legislative Assembly 79 61 3 - 16 159 Advanced Education 3,463 1,042 538 550 175 3 74 5,845 Agriculture and Forestry 245 988 125 17 28 1 6 1,411 Children’s Services 295 665 626 1,586 Community and Social Services 285 979 2,646 1 3,910 Culture, Multiculturalism and Status of Women 60 31 126 49 8 1 1 277 Economic Development , Trade and Tourism 117 74 95 2 7 295 Education 6,380 1,467 376 1 356 (113) 36 1 8,504 Energy 253 1,689 132 136 14 - 28 2,251 Environment and Parks 239 194 176 38 77 - 1 724 Executive Council 16 4 20 Health 8,431 5,603 6,574 28 573 894 2 22,105 Indigenous Relations 24 7 159 8 198 Infrastructure 72 382 - 23 127 3 6 613 Justice and Solicitor General 776 376 263 6 - 33 1,454 Labour and Immigration 109 57 53 1 220 Municipal Affairs 80 39 271 1,127 3 1,521 Seniors and Housing 27 9 601 25 42 5 - 709 Service Alberta 229 308 5 122 10 1 675 Transportation 78 332 2 627 615 50 - 90 - 1,793 Treasury Board and Finance 349 446 1,027 24 - (226) 2,133 15 3,769 Contingency and disaster assistance (voted in TB&F) - 680 680 Tables Total 2019-20 Expense 21,607 14,753 13,789 2,086 2,556 1,134 (337) 2,265 865 58,720 | Fiscal a Total expense includes provisions of $1.5 billion for crude-by-rail (Energy) and $680 million for contingency and disaster assistance (Treasury Board and Finance). Plan 2019 – 23 192

192	Tables | Fiscal Plan 2019 – 23

Schedule 24: Expense by Function[a]

(millions of dollars)

	Health	Education	Social Services	Agriculture, Resource Management and Economic Development	Protection of Persons and Property (includes 2013 flood and unallocated disaster)	Transportation, Communications and Utilities	Regional Planning and Development	Environment	Recreation and Culture	Housing	General Government (includes pension provisions and in-year savings)	Debt Servicing Costs	**Total 2019-20 Expense**
Legislative Assembly	-	-	16	-	-	-	-	-	-	-	144	-	**159**
Advanced Education	-	5,842	-	-	-	-	-	-	-	-	3	-	**5,845**
Agriculture and Forestry	-	-	-	803	607	-	-	-	-	-	-	-	**1,411**
Children's Services	-	-	1,586	-	-	-	-	-	-	-	-	-	**1,586**
Community and Social Services	-	64	3,847	-	-	-	-	-	-	-	-	-	**3,910**
Culture, Multiculturalism and Status of Women	-	-	-	63	-	-	-	-	212	-	1	-	**277**
Economic Development , Trade and Tourism	28	-	-	258	-	-	7	-	-	-	2	-	**295**
Education	-	8,580	-	-	-	-	-	-	-	-	(113)	36	**8,504**
Energy	-	-	-	2,032	-	33	-	159	-	-	26	-	**2,251**
Environment and Parks	-	-	-	117	1	-	-	495	112	-	-	-	**724**
Executive Council	-	-	-	-	-	-	-	-	-	-	20	-	**20**
Health	22,105	-	-	-	-	-	-	-	-	-	-	-	**22,105**
Indigenous Relations	-	-	-	6	-	-	192	-	-	-	-	-	**198**
Infrastructure	7	7	-	-	-	3	-	48	-	1	547	-	**613**
Justice and Solicitor General	-	-	188	23	1,244	-	-	-	-	-	-	-	**1,454**
Labour and Immigration	-	39	-	79	101	-	-	-	-	-	-	-	**220**
Municipal Affairs	-	-	-	-	215	-	1,224	-	37	-	45	-	**1,521**
Seniors and Housing	-	-	510	-	-	-	-	-	-	195	-	5	**709**
Service Alberta	-	-	-	-	150	-	-	-	-	-	526	-	**675**
Transportation	-	-	-	-	47	1,655	-	2	-	-	-	90	**1,793**
Treasury Board and Finance	13	9	156	104	48	-	1	181	9	-	1,114	2,133	**3,769**
Contingency and disaster assistance (voted in TB&F)	-	-	-	-	680	-	-	-	-	-	-	-	**680**
Total 2019-20 Expense	**22,153**	**14,541**	**6,304**	**3,486**	**3,094**	**1,690**	**1,425**	**884**	**369**	**196**	**2,315**	**2,264**	**58,720**

Schedule 24: Expense by Function a (millions of dollars) | Fiscal Plan flood 2019 Management and – (includes 23 2013 and disaster) Communications Culture Development Costs Persons Expense Resource and savings) 20 of - (includes Planning provisions Government Services year - Servicing 2019 unallocated Economic Utilities in Protection Property and Transportation, Environment Housing pension Debt Total Health Education Social Agriculture, and T and Regional Development Recreation General and T Legislative Assembly 144 159 Advanced Education 5, 3 5,845 Agriculture and Forestry 803 1,411 Children’s Services 1,586 1,586 Community and Social Services 64 3,847 3,910 Culture, Multiculturalism and Status of Women 63 212 1 277 Economic Development , Trade and Tourism 28 258 2 295 Education 8,580 (113) 36 8,504 Energy - 2,032 33 159 26 2,251 Environment and Parks 117 1 495 112 724 Executive Council 20 20 Health 22,105 22,105 Indigenous Relations 6 192 198 Infrastructure 7 7 3 48 1 547 613 Justice and Solicitor General 188 23 1,244 1,454 Labour and Immigration 39 79 101 - 220 Municipal Affairs 215 1,224 37 45 1,521 Seniors and Housing 510 195 5 709 Service Alberta 150 526 675 Transportation 47 1,655 2 90 1,793 Treasury Board and Finance 13 9 156 104 48 1 181 9 1,114 2,133 3,769 Contingency and disaster assistance (voted in TB&F) 680 - 680 Total 2019-20 Expense 22,153 14,541 6,304 3,486 3,094 1,690 1,425 884 369 196 2,315 2,264 58,720 a Total expense includes provisions of $1.5 billion for crude-by-rail (Energy) and $680 million for contingency and disaster assistance (Treasury Board and Finance). Tables 193

Tables | Fiscal Plan 2019 – 23	193

Schedule 25: Historical Fiscal Summary, 2008–09 to 2022–23a

(millions of dollars)

		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23
Statement of Operations												Actual	Estimate	Target	Target	Target
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,990	12,619	13,451	14,335
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,177	4,614	5,031	5,388
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,766	5,803	5,991	6,207
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	6,527	5,386	6,738	8,591
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,585	2,697	2,893	3,009
6	Premiums, fees and licenses	3,356	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,872	4,047	4,131	4,241
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,982	6,344	5,899	6,030	5,968	6,026
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,688	41,611	40,816	41,196	44,203	47,797
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,200	8,883	9,426	9,746
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,624	50,016	50,079	53,629	57,543
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,155	22,262	22,228	22,259
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,541	14,405	14,314	14,207
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,301	6,219	6,232	6,263
14	Other program expense	10,386	9,734	9,269	9,683	10,528	11,600	12,395	10,375	12,607	13,189	11,918	13,795	10,931	11,002	11,015
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,554	56,792	53,817	53,776	53,744
16	Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420	1,971	2,265	2,520	2,780	3,013
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(337)	(375)	(324)	(248)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,335	58,720	55,962	56,232	56,509
19	Surplus / (Deficit) - less revenue forecast allowance in 2022-23	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(8,704)	(5,883)	(2,603)	584

Capital Plan[b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,057	6,206	6,571	5,996	5,407

Statement of Financial Position (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,700	20,607	21,059	21,577	22,122
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	-	-	-	-
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	41,138	44,152	49,010	48,701	52,188	53,290	56,227	59,993
23	Taxpayer-supported Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(36,983)	(41,499)	(45,364)	(48,800)
24	Taxpayer-supported operating debt / pre-1992 TPP debt	(1,160)	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(34,807)	(39,352)	(41,682)	(44,467)
25	Self-supported debt	(7,921)	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,381)	(19,039)	(19,877)	(20,961)
26	Total Debt	(9,961)	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(90,171)	(99,890)	(106,923)	(114,228)
27	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,903)	(8,528)	(8,204)	(7,956)
28	Other liabilities	(10,689)	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(12,141)	(12,823)	(14,477)	(13,189)	(10,347)	(9,649)	(9,596)	(6,325)
29	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,881	(8,901)	(19,344)	(27,477)	(36,626)	(43,718)	(46,919)	(46,394)
30	Capital / non-fin. assets - less defer. contrib. starting 2012-13	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,661	46,622	49,015	50,744	51,189	52,398	52,996	53,055
31	Net Assets [c]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	14,563	8,680	6,077	6,661

[a]

Numbers are not strictly comparable due to numerous accounting policy changes over time. Examples include reporting certain items (transfers through the tax system, crude oil marketing and transportation costs, allowance for corporate income tax doubtful accounts) as expense, instead of netting the amounts from related revenue, increasing both revenue and expense, but not impacting the surplus / (deficit). 2015-16 revenue includes $84 million in donations to post-secondary and health authority endowments, which were not reported as revenue in prior years but rather as “adjustments to net assets.” 2015-16 revenue and expense have been increased by $119 million to correct a consolidation adjustment eliminating those amounts at year-end, with no deficit impact. 2016-17 revenue and expense have been reduced by $111 million resulting from an accounting treatment change such that drug cost rebates under Product Listing Agreements are netted from operating expense instead of being reported as revenue and gross expense.

[b]

Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH capital spending with full accuracy are not readily available.

[c]

The change in net assets year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

194	Tables | Fiscal Plan 2019 – 23

BUDGET 2019

GOVERNMENT OF ALBERTA  |  2019–23

Fiscal Plan

Response to the

Auditor General

• February 2018

• November 2018

195

February 2018	197

November 2018	201

196	Response to the Auditor General | Fiscal Plan 2019 – 23

Response to the Auditor General – February 2018

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta – February 2018 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Report on Post-Secondary Institutions

Consistently enforce purchasing procedures

We recommend that the Alberta College of Art + Design enforce consistent compliance with its purchasing procedures.	Accepted. The Alberta College of Art + Design has provided a written plan to address the implementation of the enforcement of the purchasing procedures. This recommendation was implemented in October 2018.

Strengthen controls supporting key financial and business processes

We recommend that MacEwan University improve its processes for management to regularly communicate to the board of governors and its committees the adequacy and operating effectiveness of the university’s internal control environment.	Accepted. MacEwan University is working with the board of governors and audit committee to identify the information required on the adequacy and operating effectiveness of the internal control environment.

Promptly remove system user access of terminated employees

We recommend that Northern Lakes College consistently apply procedures to promptly remove terminated employees’ system access.	Accepted. Northern Lakes College has established appropriate procedures to remove terminated employees’ system access. This recommendation was implemented in May 2019.

Alberta Education – Processes to Manage the Student Class Size Initiative

Develop an action plan and improve monitoring and reporting processes

If the Department of Education continues the Class Size Initiative, the department should develop an action plan and improve processes to regularly monitor and report on the initiative.

Accepted. The Department of Education developed an action plan to strengthen the accountability and reporting mechanism for class size funding. An annual reporting template was developed to report how class size funding is deployed within school board jurisdictions. The new reporting requirements were implemented for the 2018-19 school year.

Response to the Auditor General | Fiscal Plan 2019 – 23	197

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Energy – Alberta Petroleum Marketing Commission’s Management of Agreement to Process Bitumen at the Sturgeon Refinery

Develop processes for risk management and staff capacity, and ensure board oversight

We recommend that:

•  the Alberta Petroleum Marketing Commission develop and document effective processes for managing risk and for ensuring the commission has sufficient expertise to manage its business arrangements

•  the board of directors exercise oversight by ensuring the Alberta Petroleum Marketing Commission has these processes in place.

Accepted. The Alberta Petroleum Marketing Commission (APMC) will work with its board of directors to develop and implement a formalized risk management process. The board will exercise its oversight to ensure appropriate processes are in place. APMC will complete an organizational design and staffing strategy consistent with the transition of the Sturgeon Refinery to operations.

Improve reporting to Albertans

We recommend that the Alberta Petroleum Marketing Commission prepare a business plan and an annual report that are made publicly available to Albertans. The APMC must be able to demonstrate it has given appropriate consideration to the nature and extent of information it will share with Albertans.

Accepted. APMC will, following discussions with the Department of Energy, and as necessary others responsible for business plan and annual reporting, give appropriate consideration to what is to be reported and prepare public reports accordingly.

Establish performance measures and targets

We recommend that the Alberta Petroleum Marketing Commission develop performance measures, set targets and compare results against planned performance.	Accepted. APMC will work with its board of directors to develop performance measures, targets and results measurement.

Complete a lessons-learned analysis

We recommend that the Alberta Petroleum Marketing Commission complete an analysis of the lessons learned from its significant agreements, at a point in time when the commission deems it useful to do so.

Accepted. APMC will work with its board of directors to complete an analysis of lessons learned.

198	Response to the Auditor General | Fiscal Plan 2019 – 23

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Environment & Parks – Design of Systems to Manage the Climate Leadership Plan and Adaptation

Develop and use an implementation plan, improve quality of the monitoring data and report on the total cost

We recommend that the Department of Environment and Parks:

•  develop and use comprehensive implementation plans for the Climate Leadership Plan and for each of its programs

•  implement efficient processes to sufficiently reduce the risk that the data used to monitor and report on progress is not accurate or complete

•  provide clear and complete reporting on the expected and actual costs of programs and the Climate Leadership Plan overall.

Accepted. The Department of Environment and Parks has completed an overarching implementation plan for the 2018-19 fiscal year, which was publicly released in June 2018.

In addition, the department:

•  has streamlined planning and reporting processes to improve the quality of the progress monitoring data;

•  has initiated requests for quarterly updates for the implementation plan, which began in July 2018;

•  has improved the completeness of its reporting in the 2017-18 Progress Report; and

•  will use the standard quarterly forecast update process to compile all related financial updates and year end actuals.

For the 2017-18 Progress Report, improvements have been made in how program costs are reported.

Alberta Health – Pure North Grants

Improve conflict of interest processes

We recommend that the department improve its conflict of interest processes by:

•  improving the supplementary code to clearly outline the disclosure requirements of the deputy minister

•  centrally managing conflicts in the department to ensure adherence to the conflict of interest policies

•  providing advice to department staff on conflict of interest matters when necessary.

Accepted. The Department of Health will:

•  review and make improvements to the supplementary code so that it outlines the disclosure requirements for the deputy minister and associate deputy minister;

•  develop a central process to manage disclosed conflicts that efficiently and effectively support compliance with the supplementary code; and

•  outline and communicate options for all department staff to receive advice concerning conflict of interest matters, when necessary.

This recommendation was implemented in January 2019.

Response to the Auditor General | Fiscal Plan 2019 – 23	199

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Transportation – Commercial Vehicle Safety Follow-Up

Progressive sanctions – repeated

We recommend for the third time that the Department of Transportation consistently comply with its policy to take disciplinary and enforcement action against non-compliant carriers.	Accepted. The Department of Transportation has revised its policy and has made progress in ensuring consistent application of the revised policy to take disciplinary and enforcement action against non-compliant carriers. Streamlining the compliance and investigation processes had occurred during the 2018-19 fiscal year. The required internal quality assurance and evaluation of process changes to ensure policy alignment will be finalized in 2019-20.

Alberta Treasury Board and Finance – Various Ministries – Travel, Meal and Hospitality Expenses of the Premier, Ministers and Their Staff

Improve processes for preparing, reviewing and publicly disclosing travel, meal and hospitality expenses

We recommend that the Department of Indigenous Relations improve its processes to prepare, review and publicly disclose travel, meal and hospitality expenses.

Accepted. The Department of Indigenous Relations initiated the following steps to improve its processes:

•  the Minister’s office has set up a process to have procurement card purchases reconciled by the middle of the following month and is following a “Best Practices Guide”;

•  trip details are being entered into the calendars including hotel confirmations, attendees and purpose of the meetings;

•  training has been provided on appropriate expense policies and procedures;

•  a set of checklists and forms has been developed based on best practices; and

•  internal review processes have been developed to review expenses that are on the travel and expense disclosure site.

200	Response to the Auditor General | Fiscal Plan 2019 – 23

Response to the Auditor General – November 2018

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta – November 2018 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Performance Audits

Alberta Agriculture and Forestry – Wildfire Management – Processes for Prevention and Review and Improvement

Ensure processes are in place to evaluate and report on wildfire prevention program

We recommend that the Department of Agriculture and Forestry:

•  publicly report on its FireSmart programs, including how this work helps reduce wildfire hazard and risk

•  ensure there are processes in place to measure, monitor and report on the results and effectiveness of the various activities set out in the forest areas’ annual wildfire prevention plans.

Accepted. The Department of Agriculture and Forestry:

•  will produce an annual report to provide information on FireSmart initiatives. The report will be available by Fall 2019; and

•  has developed a standardized wildfire prevention plan by 2019. The implementation of the plan will be measured and monitored by staff. The results will be reported annually with the first reporting in Winter 2019-20.

Comply with business rules for internal reviews reporting and establish and monitor implementation timelines for recommendations from external reviews

We recommend that the Department of Agriculture and Forestry:

•  comply with its established business rules for internal results reporting for the review and improvement program

•  establish and monitor implementation timelines for recommendations and opportunities for improvement from independent external reviews and publicly report implementation progress against these.

Accepted. The Department of Agriculture and Forestry will conduct annual reporting of results from internal reviews. The reviews were conducted according to enhanced wildfire management program business rules, which were in place by Spring 2019.

Enhanced status updates for independent external reviews have been developed. The information is available on the department’s website annually.

Response to the Auditor General | Fiscal Plan 2019 – 23	201

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Environment and Parks – Systems to Manage and Report on the Oil Sands Monitoring Program Follow-up

Improve annual reporting process

We recommend that the Department of Environment and Parks, working with Environment and Climate Change Canada, improve processes to ensure the annual report on the oil sands monitoring program is complete, accurate, clear, and timely.

Accepted. Meetings about the content of the annual report have been held with the Government of Canada, and key changes in content will be reflected in the 2018-19 annual report. Audit report findings will be presented to the corporate services division of the affected ministries to outline a path and solutions to address the recommendation.

With the establishment of the Program Office in 2018-2019 to administer the Oil Sands Monitoring Program, key capacity will be acquired with inherent stability to improve governance and reporting of the monitoring system in the oil sands region. A plan to implement the recommendation was completed in February 2019.

Alberta Labour: Systems to Update Alberta’s Workforce Strategies

Report on results of workforce strategies

We recommend that the Department of Labour regularly measure and report on the results of its current workforce strategies, including lessons learned.	Accepted. The Department of Labour recognizes that measurement and reporting of its workforce strategies can be improved to ensure they continue to be effective and efficient in changing circumstances. Several projects are currently underway that will support measurement and reporting of current workforce strategies. A plan to implement the recommendation was completed in February 2019.

Service Alberta: Contract Management Processes

Improve performance measurement processes

We recommend that the Department of Service Alberta develop processes to improve its measuring, monitoring, and reporting of the performance of its large and complex contracts.

Accepted. The Department of Service Alberta has implemented the recommendation in the new SuperNet contract, which clearly identifies service level metrics, monitoring and reporting requirements. The new contract also outlines enforceable penalties for non-performance or failure to comply with key deliverables and milestones.

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AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Improve compliance processes

We recommend that the Department of Service Alberta develop processes to improve its monitoring and enforcement of contract compliance to ensure that the desired results of the contract are achieved.	Accepted. The Department of Service Alberta developed a plan in April 2019 to improve its monitoring and enforcement of contract compliance in the new SuperNet contract.

Incorporate lessons learned

We recommend that the Department of Service Alberta develop processes to improve its evaluation of contracts and implement risk mitigation strategies and lessons learned where required.	Accepted. The Department of Service Alberta implemented more robust risk and issue management processes during the evaluation process of the new SuperNet request for proposals.

Financial Statement Audits

Alberta Advanced Education – University of Calgary

Improve internal controls program to mitigate key financial risks

We recommend that the University of Calgary improve the design and effectiveness of its internal controls program to mitigate key financial risks.	Accepted. The University of Calgary has developed an Internal Controls Program Plan and is in the process of implementing the plan. Results of testing high risk controls will be reported to the audit committee in March 2020. Going forward, reporting to the audit committee will be completed on a quarterly basis.

Alberta Advanced Education – Keyano College

Improve financial reporting processes - repeated

We again recommend that Keyano College improve its financial reporting by:

•  training staff on Canadian public sector accounting standards

•  improving its monitoring and reviewing process to ensure that financial information is accurate.

Accepted. Keyano College is in the process of developing a plan to improve financial reporting policies and processes. The plan is expected to be finalized by July 2020.

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AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Improve systems to ensure compliance with legislation – repeated

We again recommend that Keyano College implement systems to:

•  understand what legislation it must comply with

•  develop appropriate policies, procedures, and controls to ensure compliance with legislation

•  monitor and report non-compliance to senior management and the audit committee.

Accepted. Keyano College is planning to have its first Legislative Compliance Report issued to the College Board of Governors in 2020. This recommendation is expected to be implemented by July 2020.

Alberta Economic Development and Trade

Improve financial reporting system controls

We recommend that Alberta Innovates improve user access controls and segregate incompatible duties within the financial reporting system.	Accepted. Alberta Innovates has developed and implemented a robust process around user access controls within the financial reporting system.

Alberta Education

Improve monitoring, assessing, and reporting processes on school jurisdictions’ accumulated reserve balances

We recommend that the Department of Education improve its processes to monitor, assess, and report on school jurisdictions’ accumulated operating reserves.	Accepted. The Department of Education has created a Knowledge of Business document for the purpose of clarifying processes related to reserve balances.

Recognizing that the department and school jurisdictions operate within a shared governance environment, with school jurisdictions having significant flexibility to spend and save funding allocated to them, the department will improve its consistency in the internal processes developed and used to monitor, assess and report on school jurisdictions’ accumulated operating reserves while continuing to focus on material risks and school jurisdictions.

The government is considering developing policy options regarding school board reserves.

Alberta Energy

Improve controls over the cash-flow model

We recommend that the Alberta Petroleum Marketing Commission implement stronger access and change- management control procedures to ensure that access and changes to the financial model are working in a controlled and consistent manner.

Accepted. The Alberta Petroleum Marketing Commission implemented a stronger procedure to document existing and changing access to the financial model. Procedure documents were developed in January 2019.

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AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Improve controls over the cash-flow model

We recommend that the Alberta Petroleum Marketing Commission improve its method for supporting, updating, and documenting assumptions and key judgements applied to its model analysis.	Accepted. The Alberta Petroleum Marketing Commission implemented a stronger change management control procedure for updating key assumptions within the model and stronger documentation standards to support transparency to areas where management opinion/judgement has been applied. Procedure documents were developed in January 2019.

Alberta Health – Alberta Health Services

Fees and charges – repeated

We again recommend that Alberta Health Services:

•  reinforce its admission policies to ensure consistent application

•  review its controls over the processes that generates fees and charges revenue to ensure they are appropriately designed, consistent across regions and aligned with current policies.

Accepted. Alberta Health Services (AHS) will implement this recommendation with the deployment of a unified admitting and billing software system, as part of ConnectCare. This will standardize the admission process across the province in a more efficient and effective way. Implementation will span from the Fall of 2019 to the Fall of 2022.

In the interim, AHS will implement several additional controls using existing admitting reports to minimize the risk of incorrect registration information. These include the following controls:

• admission reports in use by AHS registration area systems are all in compliance with provincial standards;

• registration will perform scheduled reviews of all listed admission system reports;

• a provincial sign-off process is now in place to document compliance with the admissions report process;

• training on provincial standards manual is now mandated through AHS’ staff education program; and

• all managers will be required to follow the established admission policies, processes and procedures.

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